

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A
(Amendment No. 1)

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Pricefish, Inc.
(Exact name of issuer as specified in its charter)

New York
(State or other jurisdiction of incorporation or organization)

32 Broadway, Suite 310, New York, NY 10004
(212) 633-9995
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Virginia K. Sourlis, Esq.
The Sourlis Law Firm
The Galleria
2 Bridge Avenue
Red Bank, NJ 07701
www.SourlisLaw.com
(732) 530-9007

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

7375	30-0202228
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to be come qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

The information requested shall be provided in the order which follows specifically each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses shall be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Name: Mark Dresner

Business Address: 32 Broadway, New York, NY 10004

Residential Address: 32 Redwood Drive, Dix Hills, NY 11746

Name: Ben Epstein

Business Address: 32 Broadway, New York, NY 10004

Residential Address: 1301 Avenue O, Brooklyn, NY 11230

(b) the issuer's officers;

Name/Title:	Mark Dresner, President & Chief Executive Officer
Business Address:	32 Broadway, New York, NY 10004
Residential Address:	32 Redwood Drive, Dix Hills, NY 11746

Name/Title:	Ben Epstein/Chief Financial Officer
Business Address:	Pricefish, Inc., 32 Broadway, New York, NY 10004
Residential Address:	1301 Avenue O, Brooklyn, NY 11230

(c) *the issuer's general partners*; N/A

(d) *record owners of 5 percent or more of any class of the issuer's equity securities*;

Name:	Mark Antebi
Residential Address:	1499 E. 7th Street Brooklyn, NY 11230
Percentage Ownership/Class of Securities:	9.4474% (2,361,853 shares of Common Stock)

Name:	Elliot Antebi
Residential Address:	1733 Ocean Parkway Brooklyn, NY 11223
Percentage Ownership/Class of Securities:	9.4474% (2,361,853 shares of Common Stock)

Name:	Barry Antebi
Residential Address:	1880 E. 24th Street Brooklyn, NY 11229
Percentage Ownership/Class of Securities:	9.4474% (2,361,853 shares of Common Stock)
Name:	Steven Sklarz
Residential Address:	1544 E. 4th Street Brooklyn, NY 11230
Percentage Ownership/Class of Securities:	9.4474% (2,361,853 shares of Common Stock)
Name:	Mark Dresner
Residential Address:	32 Redwood Drive Dix Hills, NY 11746
Percentage Ownership/Class of Securities:	14.5% (3,625,000 shares of Common Stock)

Name:	John P. Casey
Residential Address:	1914 Sunderland Place, N.W. Washington, DC 20036-1608
Percentage Ownership/Class of Securities:	6.5% (1,625,000 shares of Common Stock)

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Name:	Mark Antebi
Residential Address:	1499 E. 7th Street Brooklyn, NY 11230
Percentage Ownership/Class of Securities:	9.4474% (2,361,853 shares of Common Stock)

Name:	Elliot Antebi
Residential Address:	1733 Ocean Parkway Brooklyn, NY 11223
Percentage Ownership/Class of Securities:	9.4474% (2,361,853 shares of Common Stock)

Name: Barry Antebi

Residential Address: 1880 E. 24th Street
Brooklyn, NY 11229

Percentage Ownership/Class of Securities: 9.4474%
(2,361,853 shares of Common Stock)

Name: Steven Sklarz

Residential Address: 1544 E. 4th Street
Brooklyn, NY 11230

Percentage Ownership/Class of Securities: 9.4474%
(2,361,853 shares of Common Stock)

Name: Mark Dresner

Residential Address: 32 Redwood Drive
Dix Hills, NY 11746

Percentage Ownership/Class of Securities: 14.5%
(3,625,000 shares of Common Stock)

Name:	John P. Casey
Residential Address:	1914 Sunderland Place, N.W.

	Washington, DC 20036-1608
Percentage Ownership/Class of Securities:	6.5% (1,625,000 shares of Common Stock)

(f) *promoters of the issuer;*

The Company does not have any promoters.

(g) *affiliates of the issuer;* N/A

The Company does not have any affiliates.

(h) counsel to the issuer with respect to the proposed offering;

Name: Virginia K. Sourlis, Esq.

Business Address: The Sourlis Law Firm

The Galleria, 2 Bridge Avenue

Red Bank, NJ 07701

(i) *each underwriter with respect to the proposed offering*; N/A

(j) *the underwriter's directors*; N/A

(k) *the underwriter's officers*; N/A

(l) *the underwriter's general partners;* N/A

(m) *counsel to the underwriter*. N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No person identified in Item 1 above is subject to any of the disqualification

provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

The proposed offering does not involve the sale of any securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities will be offered only to investors residing in the State of New York. The Officers and Directors of the Company solely, will be selling the shares to such investors, and will not be receiving any form of commission or compensation for such efforts.

The Company is currently in the registration process with the Attorney General of the State of New York and all appropriate agencies therein, and will not be offering or selling any of the securities until such registration is deemed complete and effective by the State.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) *the name of such issuer*;

Pricefish, Inc.

(2) the title and amount of securities issued;

2,500,000 Common Shares

(3) *the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof*; N/A

$0.20 per share, for a total investment of $500,000.

(4) *the names and identities of the persons to whom the securities were issued.*

The shares were sold to John P. Casey on May 31, 2007, pursuant to Section 4(2) of the Securities Act of 1933, as amended.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

N/A

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The shares were sold to John P. Casey on May 31, 2007, pursuant to Section 4(2) of the Securities Act of 1933, as amended. This offering was made to only one investor, met the requisite offeree/purchaser qualification requirements and informational requirements, was not integrated with another exempt or registered offering, did not involve any general solicitation or advertisement, and was subject to appropriate resale restrictions.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The Company is not contemplating any other offering of its securities at this time.

ITEM 7. Marketing Arrangements

(a) *Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:*

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

N/A

(2) To stabilize the market for any of the securities to be offered;

N/A

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

N/A

(b) *Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.*

N/A

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

N/A

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this Form 1-A.

PART II — OFFERING CIRCULAR

* *

COVER PAGE

PRICEFISH, INC.

(Exact name of Company as set forth in Charter)

Type of securities offered: Common Shares

Minimum/Maximum number of securities offered: Up to 5,000,000

Number of Shares being Qualified by Selling Security Holders: 1,326,250

Number of Shares being Qualified for Sale by the Issuer: 3,673,750

Price per security: $1.00

Total proceeds to Issuer: Up to $3,673,750.00

The Company will not be receiving any proceeds from the sale of Selling Security Holder Shares

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? N/A

Is there other compensation to selling agent(s)? N/A [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? N/A [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?

[ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:	
[ ]	Has never conducted operations.
[ ]	Is in the development stage.
[X]	Is currently conducting operations.
[ ]	Has shown a profit in the last fiscal year.
[ ]	Other (Specify): Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
New York	To Be Determined	To Be Determined

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 64 pages.

THE COMPANY

1. *Exact corporate name*: Pricefish, Inc.

State and date of incorporation: New York; July 8, 2003

Street address of principal office: 32 Broadway, New York, NY 10004

Company Telephone Number: (212) 633-9995

Fiscal year: June (month) 30 (day)

Person(s) to contact at Company with respect to offering:

Mark Dresner
Telephone Number: (212) 633-9995

RISK FACTORS

2. *List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).*

(1) We are an early stage company with a limited operating history, which makes evaluating our business difficult.

The Pricefish service became available in 2004; therefore, we have a limited operating history on which you can base an evaluation of our business and prospects. Our prospects must be considered in the light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets, such as web-based services and online commerce. To address these risks and uncertainties, we must, among other things:

- Maintain our vendor relationships with key search engine like Google and Yahoo;
- Establish Pricefish as a branded destination web site for consumer to visit;
- Expand our product and service offerings;
- Attract and maintain leading merchants to subscribe to our service;
- Attract consumers to the Pricefish service;
- Attract, integrate, retain and motivate qualified personnel, especially those with technical and marketing skills; and
- Adapt to meet changes in our markets and competitive developments.

We may not be successful in accomplishing these objectives.

(2) **The Company has not been Profitable and Revenues have Declined in the Past Two Fiscal Year Ends.**

To date, Pricefish, Inc. has not been profitable and from 2006 to 2007 our revenues have declined. We feel that profits have been elusive due to our inability to cost effectively attract visitors to our website and to convert the visitors we do attract to leads for our merchants, which is how the Company derives its revenues.

Losses were incurred by the Company in past two fiscal years primarily due to the following reasons:

- High Marketing Costs due to a very competitive marketplace;
- Marketing efforts that did not effectively convert to sales;
- Delays in Pricefish service development; and
- Higher than anticipated personnel costs.

While the Company is focusing primarily on remedying these problems, we cannot guarantee that we will ever be profitable, or able to overcome such obstacles to profitability.

(3) **There is No Minimum Number of Shares we have to sell in this Offering.**

We are making this offering on a "best efforts, no minimum basis." What this means is that all of the net proceeds from this Offering will be immediately available for use by us and we don't have to wait until a minimum number of Shares have been sold to keep the proceeds from any sales. We can't assure you that the subscriptions for the entire Offering will be obtained, and there is a strong possibility that the entire offering amount will not be obtained. Therefore there is a material risk that an insufficient amount of proceeds will be received by the Company, thereby having an inconsequential effect on the Company's overall use of the funds, and consequently the Company's future performance. This material risk becomes even more important when viewed in light of the fact that the Company has, to date, been unable to generate and sustain positive cash flow. We have the right to terminate the offering of the Shares at any time, regardless of the number of Shares we have sold since there is no minimum subscription requirement. Our ability to meet our financial obligations and cash needs and to achieve our objective could be adversely affected if the entire offering of Shares is not fully subscribed for.

(4) **We depend on search engines, which can terminate our relationship at any time, to attract a substantial portion of the consumers who visit our service and losing these consumers would adversely affect our revenues and financial results.**

The vast majority of consumers access our service by clicking through on search results displayed by search engines, such as Google and Yahoo! Search engines typically provide two types of search results, algorithmic listings and purchased listings. Algorithmic listings cannot be purchased, and instead are determined and displayed solely by a set of formulas designed by the search engine. Purchased listings can be purchased by advertisers in order to attract users to their

websites. Historically we have mainly relied on purchased listings to attract and direct a substantial portion of consumers to our service. We have no contract with these search engines and they can terminate, without cause, or modify the terms of our relationship at any time. If this were to occur, our expenses could rise, or our revenues could decline and our business may suffer.

(5) **The rapid evolution of our industry makes it difficult for investors to evaluate our business prospects, and may result in significant declines in the value of our company.**

Our service has been available since 2004. Since that time, Internet commerce has grown rapidly and consumer usage patterns have continually evolved. During this period, many businesses related to Internet commerce have failed, and many new comparison shopping services have been introduced and some have failed. Because Internet commerce is a young industry and comparison shopping is a new business sector, we have made frequent changes in our websites and other aspects of our business operations. Some of the special risks we face in our rapidly-evolving industry are:

- the new and unproven nature of our Pricefish brand;
- delays and obstacles to enhancing our service to meet evolving demands;
- difficulties in forecasting trends that may affect our operations;
- challenges in attracting and retaining consumers and merchants;
- significant dependence on a small number of revenue sources;
- evolving industry demands that require us to adapt our pricing model from time to time; and
- adverse technological changes and regulatory developments.

If we are unable to meet these risks and difficulties as we encounter them, our business, financial condition, results of operations and liquidity may suffer.

(6) **Our financial results are likely to fluctuate significantly from quarter to quarter, which makes them difficult to predict and could result in significant variations in our results.**

Our quarterly financial results have fluctuated significantly in the past and are likely to fluctuate significantly in the future. As a result, you should not rely upon our quarterly financial results as indicators of future performance. Our financial results depend on numerous factors, many of which are outside of our control, including:

- seasonal fluctuations in consumer shopping and merchant advertising;

- the number of consumer visits to our service and subsequent lead referrals;

- changes in the lead referral fees that merchants are willing to pay;

- the costs of attracting consumers and merchants to our service, including advertising costs;

- the introduction of new consumer and merchant offerings;

- the loss of one or more of our merchants or other listings providers;

- system failures, security breaches or Internet downtime; and

- difficulty in upgrading our information technology systems and infrastructure.

Many of our expenses are fixed in the short term and determined based on our investment plans and estimates of future revenues. We expect to incur significant new expenses in developing our technology and service offerings, as well as in advertising and promotion to attract and retain consumers and merchants, before generating associated revenues. We may be unable to adjust our expenditures quickly enough to compensate for any unexpected revenue shortfall. For these or other reasons, our financial results in future quarters may fall below the expectations of management or investors and the price of, and long-term demand for, our ordinary shares could decline.

We typically generate a disproportionately high amount of our revenues in the fourth quarter of each year. If that seasonal pattern were to be disrupted for any reason, our revenues and financial results for that year could be harmed.

(7) **We may incur losses in future periods, which could reduce investor confidence and cause our share price to decline.**

We have a history of losses both prior to 2005, and in fiscal years 2005, 2006, and 2007, and we may incur losses again. We had net losses of 268,848 in 2005, $1,295,393 in 2006, and $823,518 in 2007. We expect to continue to increase our sales and marketing expenses, research and development expenses, and general and administrative expenses, and we cannot be certain that our revenues will exceed our expenses or grow at all. If our revenues do not grow, we may experience a loss in future periods, which could cause our share price to decline.

(8) **If we fail to grow the number of consumers and merchants that use our service, our financial results will suffer.**

Our relationships with consumers and merchants are mutually dependent. We believe consumers will not use our service unless we offer extensive product listings from merchants and that merchants will not use our service unless consumers actively use it to purchase products from them. It is difficult to predict the degree to which consumers and merchants will use our service in the future. Consumers who dislike changes to our service may stop using it, and merchants who dislike the quality of lead referrals that we send to them may cease to use our service or reduce overall spending for our service. Additionally, merchant attrition or reductions in merchant spending could reduce the comprehensiveness of the listings presented on our service, which could lead to fewer consumers using our service. The top three relevant merchant listings that we display in our response to a consumer query in some product categories are selected based on the amount paid by these merchants to us. As a result, consumers may perceive our service to be less objective than those provided by other online shopping solutions. Failure to achieve and maintain a large and active base of consumers and merchants using our service could reduce our revenues and profitability.

(9) **We face intense competition that could harm our financial performance.**

The business of providing comparison shopping services is highly competitive. Any service that helps consumers find, compare or buy products or services is a competitor to us. Our competitors may be categorized as focused comparison shopping websites, search engines and portals, online retailers, and other specialized shopping services and publications, all of which have significantly greater financial, marketing and other resources than we do, such as the following:

- *Focused comparison shopping websites.* Several companies focus exclusively on providing comparison shopping services. In this group, our principal competitors are Shopping.com, BizRate, mySimon, NexTag and PriceGrabber in the United States, and Kelkoo in Europe (which was recently acquired by Yahoo!). We believe that many of these companies have specific competitive advantages over us. For example, BizRate specializes in merchant reviews and PriceGrabber specializes in computers and consumer electronics categories.

- *Search engines and portals.* Search engines and portals serve as origination websites for consumers to find products. Many have large audiences of visitors, consumers and merchants, established brand recognition, loyal users, and significant financial resources and personnel at their disposal. We rely on search engines for a substantial portion of the consumers visiting our websites. Yahoo! provides a service similar to ours, and Google, Inc., or Google, has developed a search engine for finding products for sale online. If these search engines were to change their algorithms or otherwise restrict the flow of consumers visiting our websites, our financial results would suffer.

- *Online retailers.* Online retailers serve as destination websites from which consumers directly buy products. They are skilled at building customer loyalty and generating repeat business. Consumers may bypass our service in favor of going straight to retailer

websites. This risk is compounded because several of these online retailers, such as Amazon.com and eBay, are also our customers.

Competition may limit our growth and increase our costs of doing business. Many of our competitors have significantly longer operating histories, larger and broader customer bases, and greater technical expertise, brand recognition and online commerce experience. Many of our competitors have greater financial resources than we do to invest in marketing and promotional campaigns, attracting consumers and merchants, and hiring and retaining key employees. If we are to remain competitive, we must invest substantial resources in our business with no assurance of any additional revenues. If consumers and merchants forego the use of our service for those of our competitors, our revenues and financial results would suffer.

(10) **Spending to develop and maintain the Pricefish brand is costly and does not assure future revenues.**

Many competing online shopping services have well-established brands. If we do not build brand recognition and loyalty with consumers and merchants quickly, we may lose the opportunity to build the large base of loyal consumers and merchants that we believe is essential to our success. In 2004, we launched our new website, www.pricefish.com, and we have had only a short time to develop recognition of the Pricefish brand. In the future we plan to undertake television, radio and print advertising campaigns to promote our new brand. We have not yet determined the timing or amount of these expenditures. There is no guarantee that this strategy will increase the recognition of our brand. In addition, even if our brand recognition increases, this may not result in increased use of our service or higher revenues.

(11) **Capacity constraints and system failures or security breaches could prevent access to our service, which could affect our revenues and harm our reputation.**

Our service goals of performance, reliability and availability require that we have adequate capacity in our computer systems to cope with the volume of visits to our websites. As our operations grow in size and scope, we will need to improve and upgrade our systems and infrastructure to offer consumers and merchants enhanced services, capacity, features and functionality. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources before the volume of our business increases, with no assurance that our revenues will increase.

If our systems cannot be expanded in a timely manner to cope with increased website traffic, we could experience disruptions in service, slower response times, lower consumer and merchant satisfaction, and delays in the introduction of new products and services. Any of these problems could impair our reputation and cause our revenues to decline.

Our ability to provide high-quality service depends on the efficient and uninterrupted operation of our computer and communications systems. Our service has experienced system interruptions from time to time and could experience periodic system interruptions in the future. Our systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, design defects,

vandalism, denial-of-service attacks and similar events. We do not have full second-site redundancy, a formal disaster recovery plan or alternative providers of hosting services, and outages at our data centers could mean the loss of some or all of our website functionality. Our business interruption insurance may not adequately compensate us for losses that may occur. Any system failure that causes an interruption in service or decreases the responsiveness of our service could impair our reputation and cause our revenues to decline.

(12) **We may not be able to hire and retain the personnel we need to support and expand our business, which could cause our business to shrink, or slow any expansion.**

Our future success depends on our ability to identify, hire, train, retain and motivate highly-skilled executive, technical, sales, marketing and business development personnel. Our existing key personnel include all of our executive officers and management team. The loss of any member of this team could disrupt our operations until a suitable replacement is found.

Furthermore, competition for highly-skilled personnel is intense in the technology, application development and Internet markets. The process of locating, training and successfully integrating highly-skilled personnel into our operations can be lengthy and expensive. If we fail to attract, integrate and retain highly-skilled personnel, our ability to support, expand the Pricefish service and manage our business could suffer.

(13) **We are dependent on certain key personnel.**

We are dependent on Mark Dresner, our President and CEO, and Ben Epstein, our Chief Financial Officer. The loss of services of Mr. Dresner or Mr. Epstein would impair our ability to expand our business or to develop new products and would have a material adverse effect on our business, financial condition and results of operations.

(14) **We may be subject to costly litigation arising out of information presented on or collected in connection with our service, and the litigation could have a material adverse effect on our business if decided adversely.**

Claims could be made against us under U.S. and foreign law for defamation, libel, invasion of privacy, deceptive or unfair practices, fraud, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through our service or based on our collection and use of information. The law relating to the liability of online companies for information carried on, disseminated through or collected by their services is currently unsettled. Our service includes consumer-generated reviews from our website, which includes information regarding the quality of goods, and the reliability of merchants that sell those goods. Similar claims could be made against us for that content. We may be required to reduce exposure to liability for information disseminated through our service, which could require substantial expenditures and discontinuation of some service offerings. Any such response could materially increase our expenses or reduce our revenues. Our liability insurance may not be adequate to indemnify us if we become liable for information disseminated through

our service. Any costs incurred as a result of such liability that are not covered by insurance could reduce our profitability or cause us to sustain losses, which could have a material adverse effect on our business, results of operations, financial condition and liquidity. We may also be subject to claims or regulatory action arising out of the collection or dissemination of personal, non-public information of users of our service.

(15) **Trademarks, copyrights and trade secrets**

Pricefish has filed Trademark Applications to protect the Pricefish name and other marks. We regard the protection of our copyrights, service marks, trademarks, trade dress and trade secrets as critical to our future success. We will rely on a combination of laws and contractual restrictions, such as confidentiality agreements, to establish and protect our proprietary rights. However, laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or deter others from developing similar technologies. We also plan to register our trademarks and service marks in the United States and internationally. However, it is possible that our trademark applications will be denied or, if granted, that our trademarks may be challenged by another party. Also, effective trademark, service mark, copyright and trade secret protection may not be obtainable and/or available in every country in which our services are made available.

(16) **We may be subject to costly intellectual property litigation that could have a material adverse effect on our business if decided adversely and we have no insurance that would cover such litigation or any resulting damages if decided adversely.**

We could face claims that we have infringed the patent, trademark, copyright or other intellectual property rights of others. From time to time we receive such claims and we are ordinarily involved in litigation over such claims. Intellectual property litigation is often extremely costly, unpredictable and disruptive to business operations. It may not be possible to obtain or maintain insurance covering these risks. Any adverse decision, including an injunction or damage award entered against us, could subject us to significant liabilities, require us to seek to obtain licenses from others, make changes to our brand, prevent us from operating our business, or cause severe disruptions to our operations or the markets in which we compete. Any of these developments could harm our reputation, our business and our results of operations.

(17) **We may not be able to protect intellectual property rights upon which our business relies, and if we lose intellectual property protection, we may lose valuable assets.**

Our business depends on our intellectual property, including internally-developed technology and data resources and brand identification by the public, which we attempt to protect through a combination of copyright, trade secret, patent and trademark law and contractual restrictions, such as confidentiality and proprietary rights agreements. We also depend on our trade names and domain names. We have no patents. Applications we have filed for patent and other intellectual property registration may not result in the issuance of patents, registered trademarks, service marks or other intellectual property registrations. In particular, if we are not able to obtain a registered trademark for the name Pricefish.com, and as a result are not able to protect

our brand, our business could suffer from possible confusion among consumers and merchants, among other things. In addition, our use of unregistered trade names and service marks may not protect us from the use of similar marks by third parties. Intellectual property laws vary from country to country, and it may be more difficult to protect and enforce our intellectual property rights in some foreign jurisdictions. We have had experiences with other companies using or planning to use a name similar to ours as part of a company name, domain name, trademark or service mark. In the future, we may need to litigate in the United States or elsewhere to enforce our intellectual property rights or determine the validity and scope of the proprietary rights of others. This litigation would be expensive and would likely divert the attention of our management.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our service, technology and other intellectual property, and we cannot be certain that the steps we have taken will prevent any misappropriation or confusion among consumers and merchants, or unauthorized use of these rights. If we are unable to procure, protect and enforce our intellectual property rights, then we may not realize the full value of these assets, and our business may suffer.

(18) **We may be unable to protect our Internet domain names, which could decrease the value of our brand.**

We have the right to use domain names for website destinations that we use in our business. If we are unable to protect our rights in these domain names, our competitors could capitalize on our brand recognition by using these domain names for their own benefit. Domain names similar to Pricefish.com have been registered in the United States and elsewhere. We might not acquire or maintain country- specific versions of the "Pricefish" domain name, such as "Pricefish.co.uk" in the United Kingdom, "Pricefish.de" in Germany or "Pricefish.fr" in France. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear and varies from jurisdiction to jurisdiction. We may be unable to prevent third parties from acquiring domain names that infringe on, or otherwise decrease the value of, our brand, or our trademarks, service marks or other proprietary rights. Protecting and enforcing our intellectual property rights and determining the proprietary rights of others may require litigation, which could result in substantial costs and divert management attention. We may not prevail if litigation is initiated.

(19) **If we cannot adequately manage any future growth, our results of operations will suffer.**

We have experienced rapid growth in our operations, and our anticipated future growth, if such growth occurs at all, may place a significant strain on our managerial, operational and financial resources. We have made, and may continue to make, inadequate estimates for the costs and risks associated with our expansion, and our systems, procedures and managerial controls may not be adequate to support our operations. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may adversely affect our ability to manage our product listings and record and report financial and management information on a timely and accurate basis. If we are unable to manage any such expansion successfully, our revenues may not grow,

our expenses may increase and our results of operations may be adversely affected.

(20) **Acquisitions present many risks, and we may not realize the anticipated financial and strategic goals of any of our acquisitions.**

Although we do not currently have any present commitments or agreements regarding acquisitions, we may in the future acquire complementary companies, products and technologies. Any such acquisition may involve a number of risks, including:

- we may find that the acquired company does not or acquired assets do not further our business strategy, or that we overpaid for the company or assets, or that economic conditions have changed, all of which may result in a future impairment charge;

- we may have difficulty integrating the operations and personnel of an acquired business and may have difficulty retaining its customers and/or key personnel;

- our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing diverse locations;

- we may have difficulty maintaining uniform standards, controls, procedures and policies across locations; and

- we may have difficulty incorporating and integrating acquired technologies into our business.

An ill-advised acquisition could hurt our business, results of operations and financial condition or cash flows, particularly in the case of a significant acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions that are not ultimately consummated. Such negotiations could result in significant diversion of management's time from our business as well as significant out-of-pocket costs.

The consideration that we pay in connection with an acquisition could affect our financial condition. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, including some of the proceeds of this offering, to consummate such acquisitions. To the extent we issue shares of stock or other rights to purchase stock, including options or other rights, our then-existing stockholders may experience dilution in their share ownership in our company and their earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs (such as of acquired in-process research and development costs) and restructuring charges. Acquisitions may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges. Any of these factors may negatively affect our operating results and weaken our financial condition.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep

in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. *With respect to the business of the Company and its properties:*

(a) *Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.*

Pricefish is an emerging online comparison-shopping and information delivery tool delivered through an innovative and easy to use website at ***www.Pricefish.com***. We believe that our innovative web site and underlying technologies assist online shoppers to easily find, compare and purchase items from a variety of online merchants. Our goal is to enable consumers to achieve the ultimate shopping experience.

(b) *Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.*

When a shopper visits *Pricefish.com* they are able to easily search for and compare products in a number of different categories, which are offered by a variety of merchants. The Pricefish service streamlines the process of comparing product features and finding the best overall price from a list of customer-rated merchants. Our product database currently contains hundreds of thousands of products in a number of categories.

To attract shopper to our web site we purchase "key words" from major Internet search engines, including *Google* and *Yahoo!*. These key words represent typical search words or phrases a consumer might use to conduct an Internet search for products, services or information. When a consumer conducts a search that uses one of the key words we have purchased from the search engine, our listing will be displayed in a preferred position within the search results page.

Once a shopper is attracted to our site we assist them to refine their product searches and enable them to easily compare products, price and merchants to make informed buying decisions. We earn revenues when consumers "click through" to the merchants who have listed products on the

Pricefish web site.

PRODUCTS, FEATURES AND SERVICES

Pricefish is a free service for Internet shoppers, which provides online shoppers with valuable information allowing them to make more informed purchasing decisions. The Pricefish service is delivered through our innovative, feature-rich and intuitively easy to use website at ***www.Pricefish.com***.

We believe that Pricefish provides its visitors with the ultimate shopping experience, with features designed to help consumers shop and save money with great ease. Here is what our site has to offer.

Finding Products:

Browse By Category

If you want to see all of the products in a specific category, you may click on the tabs found at the top of every page, (e.g., To see all the digital cameras, click on the Photography tab, next you will see a list of sub-categories in the center of the page, click on the "Cameras" link, then click on the "Digital Cameras" link). You now see all of the Digital Cameras listed on our website you may also narrow down these results by selecting from the product filters on the right hand side of this page, (e.g., To see only the Sony Digital Cameras, select "Sony" from the drop down menu marked "Manufacturer", and click the update button).

Narrow Down / Filter Results

When you find yourself on a page with too many results, you may narrow down these results by selecting from the product filters on the right hand side of this page, (e.g., To see only the Sony products, select" Sony" from the drop down menu marked "Manufacturer", and click the update button).

Product Specifications

Detailed product specifications can be viewed for most products on our website. Simply click the 'Product Specifications' link on any product page on the upper right hand corner to view this information. All of the product information for a specific item is obtained from a variety of sources. We have also included a link to the manufacturers' website on this page for more information.

Compare Features and Specifications

You can use this feature to compare a few different products side by side so that you can, see the difference between similar models. To do so you must select at least two products from your results by checking the little boxes on the left side of each item, when you have two boxes checked, click on the "Compare" button located on the top or the bottom of the page.

Features:

Product Notification
You can use this valuable feature to get an email notification when the product you want reaches a certain price. Simply click on the text link on the upper right hand side of any product page.

Merchant Ratings
Next to the store name on any product page on the upper left hand corner, there is a column for Store Ratings. The Store Ratings allow you to rate any merchant on our site and post a short comment about your experience with them. All of the star ratings on our site are determined by the average of all posted ratings for that store actual customers. To share your own experience, you need a free account. Once logged in, you can access the Merchant Ratings from the link at the top of the page. Please help make the web a safe place to shop by sharing your experiences.

Product Reviews
Product Reviews are reviews posted by other consumers like you. They include a star rating on a 10-point scale as well as pros/cons and comments. You can find the overall star rating at the top of any product page, and a link to the detailed reviews is located just beneath the overall rating. In order to add your own Product Review you will need a free account.

Total Price
When you reach a product page, you will have the opportunity to enter your zip code in order to see estimates of the tax and shipping charges from each store. These numbers are provided to us by each store. You will find a grand total (Product Price + Shipping + Tax) in the "Total Price" column. If a store lists "See Site" for any of these fields, they have not provided us with this information, and you should visit their website to determine their grand total. Only United States zip codes will work in the box, if you need to find out the cost for an international order, please visit the stores website and check shipping details directly with them.

Popular Products
This section is useful to find out what the latest and greatest is, and to keep up to date with the rapid growth in technology. You will find a link for the Most Popular items in various categories located at the top left side of our Homepage. You can also find the most popular items for a specific category by clicking the designated link at the top left side of that category page.

Services:

How we help shoppers

Pricefish is a free and, we believe, an easy way to save money. Our uniquely and enormously helpful website enables consumers to effortlessly compare products, prices and merchants and access a wealth of other related information allowing consumers to make wise decisions.

Pricefish goes beyond a simple product search and offers many other helpful features including:

- User friendly, easy to navigate comparison shopping tools that make it easy to find the right product at the lowest prices from the most reliable merchants
- Up to date prices, availability and specifications on products from hundreds of online merchants, including personalized tax and shipping details for each product based on your location
- Ratings of the merchants featured on our site written by actual customers who previously purchased from those stores, designed to provide helpful advice when choosing which merchant to purchase from
- Reviews of many products featured on our site written by actual customers who own that product, designed to provide helpful advice on products

How we help merchants

Pricefish provides qualified online sales leads for merchants. Our site connects merchants with informed shoppers who are ready to purchase, allowing for more cost effective customer acquisition rates and an increase of overall ROI.

Pricefish further helps merchants to better establish and enhance their brands by offering them the opportunity to take advantage our other services that can raise consumer awareness and drive traffic to their websites.

Advertising Opportunities:

Pricefish offers advertisers a variety of solutions designed to reach customers when they're looking to buy, which helps drive sales and build brands. We currently offer advertisers the opportunity for banner advertising as well as impression-based "skyscraper" advertising.

Banner Ads

Through targeted banner ads in our shopping portal, Pricefish offers advertisers the opportunity to gain maximum exposure to Internet shoppers, promote new product offerings and capture the attention of shoppers by highlighting special promotions.

Skyscraper Ads

Impression-based Skyscraper ads give advertisers an opportunity to run vertical ads along appropriate Pricefish website pages. These ads truly stand out and deliver very effective CPM (Cost per thousand) results.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Pricefish is a free service for Internet shoppers, which provides online shoppers with valuable information allowing them to make more informed purchasing decisions. The Pricefish service is

delivered through our innovative, feature-rich and intuitively easy to use website at ***www.Pricefish.com***.

We believe that Pricefish provides its visitors with the ultimate shopping experience, with features designed to help consumers shop and save money with great ease.

Industry trends

Industry research indicates that the market for online retail sales is growing, an increasing share of the population is relying on the Internet to purchase products, and the average online buyer is spending more each year.

According to Jupiter Research, the aggregate online retail market grew from $5.5 billion to $52.6 billion from 1998 to 2003, representing a compound annual growth rate of 57%, and is projected to grow to $117.3 billion by 2008, representing a five year compound annual growth rate of 17%. Jupiter Research also anticipates strong growth in the segment of the U.S. population purchasing products online, from 34% of the population in 2003 to approximately 50% in 2008, or more than 150 million total individuals.

At the same time, consumers have increased the average amount they spend online each year from $293 per online buyer in 1998 to $540 per online buyer in 2003. Jupiter Research projects this figure to grow to $779 per online buyer by 2008. The Internet offers consumers several advantages over traditional shopping channels, with no limitations on store location, shelf space or shopping hours.

Suppliers are attracted to the Internet due to the ability to provide detailed product information, to cost-effectively display more of their product portfolio, to receive instant feedback on product sell-through, to more effectively sell close-out merchandise and to more easily monitor their channel relationships.

It appears that a number of unique characteristics differentiate the Internet from traditional media. Buyers can communicate or access dynamic and interactive content on a real-time basis without geographic or time limitations, access a broader range of online product offerings, and communicate and interact instantaneously with one or more sellers at minimal cost. As a result, the Internet has the potential to support a highly efficient market in which buyers and sellers will be able to interact based on real-time supply and demand information. This new e-commerce model will enable buyers to efficiently and conveniently gather comparative purchasing data, to shop and to communicate with sellers in many new ways. This model may provide sellers with additional revenue opportunities by making available a dynamic source of aggregated customer and demand information and by greatly enhancing the speed and efficiency of transactions between buyers and sellers. In addition, sellers may be able to acquire more buyers at a lower cost.

Limitations of Traditional Shopping

Although traditional shopping may be familiar to buyers, the offline marketplace is large, highly fragmented and geographically diverse, making it time-consuming, costly and inefficient for buyers and sellers to reach one another. In order to make informed purchasing decisions, buyers typically have to undertake independent product research and then travel from store to store to compare prices. Similarly, in order to make informed customer acquisition and inventory decisions, sellers typically have to rely on outdated historical information. As a result of these inconveniences and inefficiencies, buyers and sellers are increasingly turning to the online marketplace.

Challenges facing online buyers and sellers

Although the advent of online commerce has given buyers and sellers a more convenient channel to interact, we believe the online marketplace still suffers from many of the limitations of the offline marketplace. Like traditional stores, online marketplaces frequently carry products from only a limited number of retailers, including retailers with whom they have a preferred relationship. In addition, in order to make informed purchasing decisions, buyers still have to conduct online research and, in many cases, navigate from site to site to compare prices. Similarly, in order to make informed customer acquisition and inventory decisions, sellers still have to often rely on outdated historical information.

The Internet may also pose new challenges to buyers and sellers. Industry data indicates that online shoppers compare product information from multiple merchants before making a purchase. According to Jupiter Communications in 1999, 82% of Internet buyers went online intending to purchase a specific product. Of this group, 81% visited more than one Web site before making a purchase. Internet search engines offer a limited solution by allowing buyers to search for destinations but were not designed specifically for online shopping and, as a result, return many irrelevant search results. Buyers, therefore, need to be able to find relevant sites and sellers need to develop a unique brand to distinguish themselves from other, often similar, online sellers. The increasing number of online commerce opportunities and the ease with which buyers may navigate online, has increased pressure on sellers to recruit buyers to their sites and retain them. Although merchant sites often aggregate certain consumer data, most sites do not provide up-to-date consumer demand information, leaving sellers even more vulnerable to the new competitive pressures brought about by the Internet.

Limitations of online comparison-shopping services.

To address these challenges faced by buyers and sellers, a number of different online services have emerged. One popular resource is the comparison-shopping service, like Pricefish.com, which presents buyers with the ability to compare prices for products from a variety of buying opportunities. Although online comparison shopping services are designed to help buyers and sellers overcome some of the confusion and inefficiencies still present in the online marketplace, we believe some services do not capitalize on the full potential of the Internet. Following are functions that Pricefish.com offers that some other comparison shopping sites lack:

- Sort results by buyer preference and present the search results in a logical and user-friendly manner;

- Conduct highly specific searches by allowing buyers to specify search parameters and filter irrelevant search results effectively;

- Continue to search for deals after the buyer leaves the Web site and notify buyers of any changes in purchasing opportunities;

- Obtain product and merchant information and ratings;

- Differentiate products not only by the description as listed on a particular merchant site but also by information not specifically included on the site;

- Search a comprehensive range of online sellers;

- Add new merchant sites to keep pace with the increase of online shopping sites;

- Allow buyers to perform comparison shopping remotely through wireless devices; and

- Complete the purchase without leaving the comparison-shopping site.

In addition, while other comparison shopping services provide information to buyers, they do not currently provide sellers with valuable information generated by buyer activity. These services do not provide aggregated buyer demand data that shows comparative demand for various products on the basis of models, brands, merchants, prices and other features. Furthermore, they do not provide a way for sellers or manufacturers to respond immediately to buyer demand with appropriate pricing, availability, shipping and other adjustments. We believe these services do not adequately address the needs of merchants and other sellers because they fail to enable seamless, continuous and efficient interaction between buyers and sellers, like Pricefish.com delivers.

(d) *Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.*

We have designed our sales and marketing strategy to increase market awareness of the Pricefish brand and bring user traffic to our Web site. Our sales strategy focuses on expanding

our revenue opportunities through the merchant recruitment, sale of advertising, providing enhanced merchant services and in the future, indication-of-interest data. We have designed our marketing strategy to increase awareness of the Pricefish brand through a combination of traditional and online marketing efforts, as well as the utilization of outside service providers that are more closely tied to performance metrics.

For instance, Pricefish has entered into an agreement with Intermedia Holdings for Intermedia to perform a variety of consulting services related to internet marketing and search engine optimization. We believe that the utilization of these services will enhance the website performance and mainstream the Pricefish brand-name. For futher reference, a copy of this agreement is attached as an Exhibit at the end of this Offering Statement.

Sales:

To drive merchant sales, we have forged relationships with several large, well established, highly regarded, performance-based online marketing services, including Performics, which is owned by DoubleClick. These firms represent a variety of clients and assist them to drive more profitable sales using services like Pricefish. Pricefish is one of a select few services that these agencies have agreed to recommend to their clients and we believe this is because we deliver results to their clients in a cost effective way.

We also employ our own internal sales and marketing staff for both merchant recruitment and banner and sponsorship advertising sales efforts. Our sales staff is currently located at our corporate offices in New York City. We also expect to increase our sales presence by opening field sales offices in other appropriate geographies.

In addition to advertising, we sell various services to merchants through our internal sales and marketing staff. Merchants who participate in our programs pay a fee for each user who clicks through from one of our affiliated sites to the merchant site. We typically target larger merchants seeking enhanced exposure of their online listings.

Marketing:

We believe that Pricefish.com is a great marketing vehicle for online merchants who want to cost effectively grow their businesses. Our site drives shoppers to search for products and will display e-tailers product information in a simple format, allowing web buyers to make comparisons and choose the best product from a list of products from diverse retailers.

Our marketing strategy involves a variety of traditional and online marketing programs, as well as business development and promotional activities. We make extensive use on online advertising through search engines such a Google and Yahoo. Online advertising is used both to direct traffic to our web site and to build the Pricefish brand in conjunction with our offline efforts. Our plan is to increase our online advertising efforts in the future as part of an integrated promotional effort.

We also plan to implement an aggressive brand promotion campaign that strategically utilizes print, radio, television and street-level advertising. We will also advertise online through high profile, third-party Web sites. We will also rely on relationship marketing such as affiliate marketing, co-branded distribution, indirect promotions by merchants with links to our Web site and word-of-mouth advertising arising through shoppers' use of our services. We intend to introduce a number of other brand awareness and shopper loyalty programs.

In addition we will implement a public relations effort to complement have our marketing efforts. We also plan to participate in industry conferences and trade shows.

(e) *State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.*

N/A. Due to the nature of the company's business, the company does not have any backlog issues.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

N/A

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The Company's present employees include two executive positions, and one administrative position. The company anticipates that it will be hiring up to two (2) sales associates within the next two to six months, and is currently contemplating hiring a full-time marketing staff.

None of the employees of the company are subject to collective bargaining agreements, and the company's employees are not currently, and have never gone on any form of labor strikes.

(g) *Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.*

The issuer currently holds lease to the property and facilities for its principal offices and corporate headquarters, located at 32 Broadway, New York, NY 10004. The Owner and Landlord to the property is *32-42 Broadway, LLC*. The total office space occupied at this location is 1,320 rentable square feet of office space. The leasehold duration consists of a commencement date of October 7, 2004, and terminates on November 27, 2009, subject to the right of renewal held by the Company. Under the terms of the lease, the issuer is to pay approximately $1,891.35 per month, or $22,696.20 annually.

The Company does not own any other property, including real estate or patents, and does not intend to purchase any such property in the near future.

(h) *Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.*

The Company has received a trademark for "Pricefish.com", as well as a trademark for the Pricefish symbol and logo. Pricefish currently owns the domain names "Pricefish.com", "Pricefish.net", "Pricefish.org", "Pricefish.info", "Pricefish.biz", and "Pricefish.us". The Company has not applied for domain names in any foreign countries at this time. The Company currently has no patents or patents pending on any of its other proprietary assets.

The Company's operations and financial performance are highly dependent upon maintaining the trademarks associated with the Pricefish name brand. The Company is currently evaluating different methods of protecting this intellectual property, however, the only measures of protection currently utilized towards this protection are the rights and protections afforded under U.S. Patent and Trademark Law.

With regards to research and development costs, for the years ended June 30, 2007 and June 30, 2006, the Company expended approximately $80,750 in 2007 (approximately 212% of 2007 revenues), and $126,416 in 2006 (approximately 199% of 2006 revenues) on costs related to software development. The Company is currently estimating that an additional $129,600 will be spent in the current year on such costs.

(i) *If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.*

None. The Company is completely non-polluting and environmentally friendly.

(j) *State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.*

The Company does not have any subsidiaries.

(k) *Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).*

The following chart summarizes the material events and occurrences of the Company since it's formation on July 8, 2003:

Date:	**Event(s):**	**Notes(s):**
July 8, 2003	Price Fish, Inc. is formed as a Corporation in the State of New York.	Filing of a Certificate of Incorporation.
July 8, 2003	Founders stock is issued to Mark Antebi, Elliot Antebi, Barry Antebi, and Steven Sklarz, each receiving 2,361,853 shares of Common Stock of Price Fish, Inc.	Issuance of Securities exempt from the registration requirements under Section 4(2) of the Securities Act of 1933, as amended.
December 2004	Mark Dresner is hired by the Company as President and CEO, and receives 3,625,000 shares of Common Stock of Price Fish, Inc. in consideration of employment.	Issuance of Securities exempt from the registration requirements under Section 4(2) of the Securities Act of 1933, as amended.
May 9, 2005	The Company changed its name to Pricefish, Inc.	Filing of an Amended Certificate of Incorporation.

May 2005 – April 2006	The Company issued Promissory Notes convertible into Common Shares of Pricefish, Inc. at a conversion rate of 1.25 shares per $1.00.	Issuance of Securities exempt from the registration requirements under Section 4(2) of the Securities Act of 1933, as amended.
April 2006	Mark Dresner leaves the Company, and is replaced by Arnon Scheflon as President and CEO.	
March 2007	Arnon Scheflon leaves the Company, and Mark Dresner rejoins the Company as President and CEO.	
May 31, 2007	The Company issued 2,500,000 shares of Common Stock at a purchase price of $0.20 per share to John P. Casey.	Issuance of Common Stock exempt from the registration requirements under Section 4(2) of the Securities Act of 1933, as amended.
June 30, 2007	Every Convertible Note then issued and outstanding was converted in Common Shares of Pricefish, Inc., totaling in aggregate 3,211,875 Common Shares.	Issuance of Common Stock exempt from the registration requirements under Section 4(2) of the Securities Act of 1933, as amended.
September 9, 2007	Pricefish, Inc. amends the authorized capital structure of the Company to 40,000,000 Commons Shares authorized at a par value of $0.000001, and 5,000,000 Preferred Shares authorized at a par value of $0.000001.	Filing of an Amended and Restated Certificate of Incorporation.
October 24, 2007	Pricefish, Inc. files a Form 1-A with the Securities & Exchange Commission, in anticipation of conducting a Regulation A offering of Pricefish Common Stock.	Short-form registration statement pursuant to Regulation A of the Securities Act of 1933, as amended.

4. *(a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.*

	Event or Milestone		Expected manner of occurrence or method of achievement		Date or number of months after receipt of proceeds should be accomplished
(1)	Boost website traffic from search engines. (both paid and free, Organic) - Revamp Pricefish.com to be more search engine friendly so that the 250,000 pages on the site are indexed for organic search - Develop paid search campaigns that are profitable; this will require selecting proper keywords that do not cost more than they will return. - Analyze and adjust all landing pages to improve the conversion rate – advertiser click thru's – on the site.		Hire outside consultants with relevant internet traffic experience. Pricefish has already identified an outside consultant with proven experience in these areas. We have begun to employ them on a limited basis. Once we have secured additional funding we plan to employ their skills more aggressively. Consultant is responsible for analyzing Pricefish.com and implementing specific changes to improve organic search from search engine, principally Google. Additionally the Consultant is designing a paid search campaign based on a "long tail" keyword strategy that should deliver profitable traffic to Pricefish.com		Approximately 4 months to see initial results and ongoing thereafter. Initial costs are approximately $10,000 per month – which is exclusive of any media costs from Google and other search engines. Our expectations are that media will be budgeted at $15,000 to $20,000 per month. These amounts will be adjusted based on the quality of the results delivered.
(2)	Increase number of advertisers, merchants, affiliates and joint venture partners.		Hire additional marketing personnel and employ an aggressive marketing strategy.		Approximately 2 to 6 months. Salaries for each

			The Company has identified and engaged a new media; web 2.0 focused personnel recruiter to assist in identifying the best resources for each position. In addition we will print ads and personnel recruiting websites to identify qualified personnel. No new personnel will be hired until new funding is secured.		senior marketing person will be in the $80,000 range plus a variable component based on performance. It is likely that the Company will employ at least two such individuals; one East Coast and another on the West Coast. Recruiter fees will average 25% of first year compensation for each individual hired.

Notes to 4(a):

1. Increasing web traffic is the fundamental aspect of Pricefish's business. Traffic brings visitors and visitors bring leads to merchants. Merchant leads create revenue for Pricefish.

   No traffic, No revenues Cost-effective traffic means profits.

   In the past the Company has conducted Pay Per Click advertising campaigns with Google and other search engines. These campaigns never delivered cost effective (profitable) visitors to Pricefish.

   Additionally we lack internal expertise in programming and organizing our site so that search engines fully indexed the site to achieve "organic" or free traffic from Internet searches.

   Pricefish has already identified an outside consultant with proven experience in these areas. We have begun to employ them on a limited basis. Once we have secured additional funding we plan to employ their skills more aggressively

   Also we plan to implement web analytics on our site to measure the progress that the consultants make.

2. Recruiting the best merchants, identifying and closing the most profitable joint ventures,, etc. all require experienced well-connected marketing resources.

For Pricefish to turn profitable we will have to aggressively search for, propose and close new long-term relationships with advertising agencies, large merchants and information publishers.

(b) *State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12).*

Failure to achieve our milestones would result in a delay in growth of the Company's business and would have a material affect upon our liquidity and our ability to operate as a going concern.

For example if we cannot cost effectively attract visitors to our site then existing merchants will likely defect, it will be difficult to attract new merchants and qualified personnel and we will likely continue to incur losses.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

We arbitrarily determined the price of the shares in this offering and it is not an indication of the actual value of the Company. Therefore, the offering price bears no relationship to our book value, assets or earnings, or to any other recognized measure of value and it should not be regarded as an indicator of any future market price of the securities.

5. *What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)*

Total: For the Year Ended June 30, 2007

Net Loss:	($797,466.00)
Loss Per Share:	($0.04)
# Shares Outstanding:	25,000,000

6. *If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.*

Offering Price Per Share	=	**NONE**
Net After-Tax Earnings Last Year Per Share		(price/earnings multiple)

The Company was not profitable in each of its last two fiscal years.

7. (a) *What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.*

The net tangible book value per share is:

As of 9/30/2007: $0.01

As of 6/30/2007: $0.02

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The net tangible book value per share is substantially less than this offering price of $1.00 per share.

We arbitrarily determined the price of the shares in this offering and it is not an indication of the actual value of the Company. Therefore, the offering price bears no relationship to our book value, assets or earnings, or to any other recognized measure of value and it **should not** be regarded as an indicator of any future market price of the securities.

(b) *State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)*

On May 31st, 2007, the Company issued 2,500,000 shares of Common Stock to John P. Casey, a non-affiliate, at a purchase price of $0.20 per share, for a total cash investment of $500,000. This private offering was conducted pursuant to the exemption from registration provided for by Section 4(2) of the Securities Act of 1933, as amended.

At the time of sale (and presently), John P. Casey bore no relation to the Company

8. (a) *What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)*

If the maximum amount of shares being qualified in this offering are sold, the investors will hold an aggregate of 20.00% of the total common shares issued and outstanding.

(b) *What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price or exercise or conversion price if common stock is not offered.)*

Management is attributing to the Company a post-offering value of $28,673,750.

However, it must be noted that we arbitrarily determined the price of the shares in this offering and it is not an indication of the actual value of the Company post offering. Therefore, the offering price bears no relationship to our book value, assets or earnings, or to any other recognized measure of value and it **should not** be regarded as an indicator of any future market price of the securities or the Company's future overall book value.

** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:*

N/A

These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be:

N/A

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) *The following table sets forth the use of the proceeds from this offering:*

	If Minimum Sold Amount %	**If Maximum Sold Amount %**
Total Proceeds	N/A	$3,673,750 100%
Less: Offering Expenses		
Commissions & Finder Fees	N/A	$0.00 0.00%
Legal & Accounting	N/A	$0.00 0.00%
Copying & Advertising	N/A	$0.00 0.00%
Other (Specify):	N/A	$0.00 0.00%
Net Proceeds:		**$3,673,750** **100%**
USE OF NET PROCEEDS:		
BUSINESS MARKETING, ADVERTISING, AND PROMOTION:		
Marketing Personnel	N/A	$172,150 4.7%
Paid Search Consultants	N/A	$336,000 9.1%
Search Engine Media Expenditures	N/A	$280,000

		7.6%
Trade Shows	N/A	$60,000 1.6%
Offline Advertising	N/A	$125,000 3.4%
Direct Marketing and List Rentals	N/A	$120,000 3.3%
Misc. Expenses	N/A	$8,975 0.2%
SUB-TOTAL:		**$1,102,125**[1*] **30%**
PRODUCT DEVELOPMENT:		
R&D of new functionality & techniques	N/A	$259,200 7.1%
Maintenance and Support of Existing tech platforms	N/A	$259,200 7.1%
Content creation: video, audio, etc.	N/A	$360,000 9.8%
Software licensing	N/A	$40,000 1.1%
SUB-TOTAL:		**$918,400**[2*] **25%**
MERCHANT RECRUITING:		
Merchant Support Personnel	N/A	$162,000 4.4%
Merchant targeted marketing, advertising, and promotions	N/A	$380,000 10.3%
Merchant specific website enhancements	N/A	$160,000 4.4%
Training of staff	N/A	$30,000 0.82%
Misc. expenditures	N/A	$2,750 0.07%
SUB-TOTAL:		**$734,750**[3*] **20%**
CUSTOMER SUPPORT & OPERATIONS:		
Customer Support Personnel	N/A	$216,000 5.9%
Customer Support automated enhancements	N/A	$151,200 4.0%
Training	N/A	$45,000 1.2%

SUB-TOTAL:		**412,200[4*]** **11%**
WORKING CAPITAL		
Company Development & General Working Capital	N/A	$506,275 14%
SUB-TOTAL:		**$506,275[5*]** **14%**
TOTAL USE OF NET PROCEEDS		**$3,673,750** **100%**
***Figure indicates priority**		

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The first $240,000 will be used for Marketing and Advertising.

The next $120,000 will be invested in Product Development

The next $120,000 will be invested in Merchant Recruiting

The next $120,000 will be invested in Customer Support.

Once these targets have been achieved successive investment will be allocated on 2:1:1:1 weighting and order, for each additional $100,000 raised, where Marketing will receive twice the investment dollars as each of their other categories. Product Development, Merchant Recruiting, and Customer Support will each receive equal allocations in the order listed.

Therefore is an additional $100,000 is raised after the initial $600,000 it would be distributed as follows: Marketing: $40,000, then Product Development: $20,000, then Merchant Recruiting: $20,000 and then Customer Support: $20,000.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and

promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) *If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.*

    None

    (b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

    None

    (c) *If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.*

    None

    (d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

    None

11. *Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.*

    The Company currently has cash flow and liquidity problems, and anticipates having such problems within the next twelve months.

    The Company is not currently in breach or default of any note, loan, lease or other form of indebtedness, nor does it anticipate have such problems within the next proceeding twelve months.

    The Company is not currently subject to any unsatisfied judgments, liens, or settlements, nor does it anticipate being subject to such in the next proceeding twelve months.

12. *Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.*

    The proceeds from this offering may not satisfy the Company's cash requirements for the next 24 months. It is possible that the Company will seek to raise additional funds from additional investments in the capital stock of the Company.

CAPITALIZATION

13. *Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:*

Amount Outstanding

	As of:	**As Adjusted**	
	6/30/2007	**Minimum**	**Maximum**
Debt:	1,085		1,085
Short-term debt (average interest rate n/a%)	0		0
Long-term debt (average interest rate: n/a%)	0		0
Accrued Expenses	1,085		1,085
Convertible Debentures	0		0
Total Debt	1,085		1,085
Stockholders equity (deficit):	0		0
Preferred stock – par or stated value (by class of preferred in order of preferences)	0		0
Common Stock – par or stated value	0		0
Additional paid in capital	3,155,358		3,155,358
Retained earnings (deficit)	(2,383,050)		(2,383,050)
Total stockholders equity (deficit)	772,308		772,308
Total Capitalization	772,308		772,308

Number of preferred shares authorized to be outstanding: 5,000,000, par value $0.000001

Number of Class of Preferred		Par Value Shares Authorized		Per Share
N/A		N/A		N/A

Number of common shares authorized: 40,000,000

Par or stated value per share, if any: $0.000001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:

N/A. The company does not have any existing convertible securities outstanding.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:

____

[ ] Other: ______________________

15. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (specify):

Explain: ______________________

16. Are these securities convertible: [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: / /
Date when conversion expires: / /

17. (a) If securities are notes or other types of debt securities: **N/A**

(1) What is the interest rate? ______%
If interest rate is variable or multiple rates, describe: ______________________

(2) What is the maturity date? _____/_____/_____
If serial maturity dates, describe: ______________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No

Describe, including redemption prices:____________________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No
Describe: ______________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or payment? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $____________

(b) *If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.*

N/A

		Last Fiscal Year		
		Actual	**Proforma**	
			Minimum	**Maximum**
"Earnings" / "Fixed Charges"	=	________	________	________
If no earnings, show "Fixed Charges" only		________	________	________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. *If securities are Preference or Preferred stock:* **N/A**

Are unpaid dividends cumulative? [ ] Yes [ ] No

Are securities callable? [ ] Yes [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. *If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:*

    None

20. *Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):* $_________

    None

PLAN OF DISTRIBUTION

21. *The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:*

    N/A

22. *Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)*

    N/A

23. *Describe any material relationships between any of the selling agents or finders and the Company or its management.*

    N/A

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. *If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:*

Name:	Mark Dresner	Name:	Ben Epstein
Address:	32 Redwood Dr.	Address:	1301 Avenue O
	Dix Hills, NY 11746		Brooklyn, NY 11230
Tel. No.	(212) 633-9995	Telephone No.:	(212) 633-9995

25. *If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions?* [ ] Yes [X] No

26. (a) *Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:*

N/A

(b) *Date at which funds will be returned by escrow agent if minimum proceeds are not raised:*

N/A

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

N/A

27. *Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:*

The shares outstanding being qualified for re-sale in this offering are subject to Rule 144, and are subject to a lock-up or leak-out. These shares will no longer be restricted by Rule 144 and will be freely transferable upon the qualification of this Form 1-A by the SEC, subject to lock-up and leak-out agreements that the Company may implement.

The Company anticipates that current shareholders will be subject to a leak-out for a period of 90 days, 180 days and 270 days after the effective date of the Registration Statement, the investor agrees that he, she or it will not offer to sell, contract to sell or otherwise sell (including without limitation in a short sale) or dispose of 75%, 50% and 25%, respectively, of the shares of Common Stock of the Company.

Note: *Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.*

Selling Shareholders

The following table sets forth information with regards to the Selling Shareholders offering of Pricefish, Inc. common stock for their own account:

Investor:	Relationship With Issuer	# Common Shares Held Pre-Offering	% Held Pre - Offering	# Common Shares Offered	% Held Post - Offering
Casey, John P.	Beneficial Owner	1,625,000	6.5%	593,750	4.125%
Casey, Joseph W.	None	62,500	0.25%	62,500	0.00%
Kenney, Dianne M.	None	62,500	0.25%	62,500	0.00%
Casey, Richard R.	None	62,500	0.25%	62,500	0.00%
Casey, William H.	None	62,500	0.25%	62,500	0.00%
Christ, Richard	None	125,000	0.5%	125,000	0.00%
Ervin, Brad	None	62,500	0.25%	62,500	0.00%
Harris, Robert	None	37,500	0.15%	37,500	0.00%
Lewis, Merle D. and Barbara K.	None	43,750	0.175%	43,750	0.00%
Schmedtje, Stephen	None	125,000	0.5%	125,000	0.00%
Sheaffer, Brian	None	18,750	0.075%	18,750	0.00%
Terranova, Christina Asselta, John	None	62,500	0.25%	62,500	0.00%
Werner, Michael	None	7,500	0.03%	7,500	0.00%

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. *If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:*

The Company has never paid dividends, and does not anticipate paying dividends in the near future.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. *Chief Executive Officer:* *Title:* President & Chief Executive Officer

Name: Mark Dresner *Age:* 51

Office Street Address:

Pricefish, Inc.
32 Broadway, New York, NY 10004

Telephone No.: (212) 633-9995

Biography:

Mr. Dresner is an experienced executive and entrepreneur who has created, developed and operated businesses over his twenty-five year career. Prior to joining Pricefish Mr. Dresner was a Marketing and Business Consultant, and co-founder of *Infinite Technology Group*, a New York based technology services provider.

Infinite grew to be an $80-plus Million, full service "Interactive Integrator/Advertising Agency" whose services included Strategic Business Consulting, Interactive Content Creation, Web development, Internet Connectivity, Application Development, and Technical Services.

Previously, Mr. Dresner held the position of Senior Sales Executive at *Digital Equipment Corporation*, at the time, the second largest computer manufacturer in the U.S. At *Digital*, he was responsible for business development within New York City and, successfully identified and developed high margin, nontraditional markets for the company's products and services. Early in his career, Mr. Dresner was instrumental in integrating emerging computer and network technologies into product development and marketing for a leading financial institution.

Mark Dresner has earned both industry and overall business recognition, including: *Entrepreneur of the Year Award, Long Island Fast 50, VAR Business 500*, and Inc. Magazine's *Inc. 500* (two-time winner). Mr. Dresner holds a B.S. degree in Marketing from *Long Island University* and an M.S. in Computer Science from *New York Institute of Technology.*

Employment History:

2007 – present	Pricefish, Inc. AND Marketing and Business Consultant
2006 – 2007	Marketing and Business Consultant
2005 – 2006	Pricefish, Inc.
2004 – 2005	Marketing and Business Consultant
1994 – 2004	Infinite Technology Group
1985 – 1994	Digital Equipment Corporation
1979 – 1985	New York Life Insurance Company

Also a Director of the Company: [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

30. Chief Operating Officer: **NONE** Title: _____

Name:_______________ Age: ______

Office Street Address:

____

____

Telephone No.: ________________________________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer:

Title: Chief Financial Officer

Name: Ben Epstein *Age:* 59

Office Street Address:

Pricefish, Inc.
32 Broadway, New York, NY 10004

Telephone No.: (212) 633-9995

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Biography:

Ben Epstein, Chief Financial Officer - For the past twenty-two years Mr. Epstein has owned and operated his own public accounting firm in New York. He became the Chief Financial Officer of Pricefish on July 8, 2003, the date of the Company's formation in the State of New York. He has served in this capacity through the present time.

Previously, Mr. Epstein was employed at *Richard Eisner & Company* from 1974 through 1983 where he rose to the position of Audit Manager.

Since 1977 Mr. Epstein has been a licensed CPA. He graduated in 1976 with an MBA from Long Island University, Brooklyn Campus.

Also a Director of the Company: [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Part-Time; As Required.

32. *Other Key Personnel:* **NONE** *Title:*

Name: *Age:*

Office Street Address:

Telephone No.:

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Also a Director of the Company: [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

DIRECTORS OF THE COMPANY

33. *Number of Directors*: 2 *If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain*:

Directors are elected annually by the shareholders. There are no voting trusts or other arrangements.

The Company's Directors are Mark Dresner and Ben Epstein.

34. *Information concerning outside or other Directors (i.e. those not described above):*

N/A

(A) Name:________________ Age: __________

Title: ______________

Office Street Address:

____

____________________ Telephone No.:______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) *Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?*

[ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

N/A

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

The Company is currently conducting operations.

(d) *If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.*

The Company's personnel include three persons. The Company also engages independent contractors for specific employment purposes on an at will basis.

All independent contractors are employed through *Platinum Services, Inc.*, a professional employer organization (PEO).

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

N/A

36. *If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.*

N/A

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. *Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.*

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Common Stock					
Mark Dresner	$0.000001	3,625,000	14.5%	3,625,000	14.5%

Office Street Address:

Pricefish, Inc.
32 Broadway, New York, NY 10004

Telephone No.: (212) 633-9995

Principal Occupation: President & CEO of Pricefish, Inc.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 4,364,620 shares (17.458% of total outstanding)

After offering:

a) Assuming minimum securities sold: 4,364,620 shares (17.458% of total outstanding)
b) Assuming maximum securities sold: 4,364,620 shares (15.221% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39.

(a) *If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.*

Mark Antebi, Elliot Antebi, and Barry Antebi, all of whom are beneficial and record owners of more than 5% of the Company's outstanding common shares, are of blood relation.

(b) *If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.*

N/A

(c) *If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.*

N/A

40. Remuneration

(a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
President & Chief Executive Officer:		
Mark Dresner	$20,000	
Arnon Scheflan (Former CEO, no longer with Company)	$146,750	
Chief Financial Officer:		
Ben Epstein	$18,333	
Total:	$185,083	
Directors as a group (number of persons 2)	$38,333	

(b) *If remuneration is expected to change or has been unpaid in prior years, explain*:

The Company anticipates keeping remuneration the same. However, Arnon Scheflan, the Company's former CEO, is no longer employed by or related to the Company, and will not be receiving any remuneration whatsoever in the future.

(c) *If any employment agreements exist or are contemplated, describe*:

The Board of Directors intends to sign multiple year management contracts with the key management positions as well as provide future stock option plans for employees, contractors, officers and Directors of the corporation.

41. (a) *Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights*:

0 shares (0% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities).

Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

N/A

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

N/A

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

N/A

42. *If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:*

The Board of Directors intends to sign multiple year management contracts with the key management positions as well as provide future stock option plans for employees, contractors, officers and Directors of the corporation.

Note: *After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Comp'ny's development.*

LITIGATION

43. *Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Comp'ny's business, financial condition, or operations, including any litigation or action involving the Comp'ny's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Comp'ny's business, financial condition, or operations.*

None

FEDERAL TAX ASPECTS.

44. *If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.*

N/A

Note: *Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.*

MISCELLANEOUS FACTORS

45. *Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.*

None

FINANCIAL STATEMENTS

46. *Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.*

See Exhibit 1.1 for Balance Sheet, Statements of Income, Cash Flow and other stockholder's equity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. *If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.*

Losses were incurred by the Company due to the following reasons:

- High marketing costs due to very competitive marketplace
- Marketing efforts that did not effectively convert to sales
- Delays in Pricefish service development, and
- Higher than expected personnel costs.

To address these factors the Company has replaced marketing and development personnel with outside service providers that are more closely tied to performance metrics and instituted a search for personnel that is better aligned with the Company's needs.

48. *Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.*

To date, Pricefish has not been profitable and from 2006 to 2007 both our revenues and expenses declined. We feel that profits have been elusive due to our inability to cost effectively attract visitors to our site and to convert the visitors we do attract to leads for our merchants, which is how Pricefish derives revenues.

In an effort to reverse this trend Pricefish has restructured its staff and engaged outside consultants that have a successful track record of Internet marketing experience. Specifically Consultants are charged with driving organic traffic from search engines and developing and implement a profitable paid search campaign.

These efforts may take several months to achieve the desired results. Therefore it is possible and probable that Pricefish will continue to experience losses and decreased revenues until traffic to our site increases according to our plan.

However, the overall market continues to be robust for companies that make finding things on the Internet quicker and easier for consumers (Internet Search). In fact, for

this very reason, Company competitors continued to be purchased at very attractive multiples. In fact, in July 2007 online marketing firm ValueClick Inc. agreed to pay up to $352 million to buy MeziMedia Inc. owner of Pricefish competitor Smarter.com. Previously other Pricefish competitors were acquired: Shopping.com was acquired by eBay for $620 million, Shopzilla acquired by E. W. Scripps Co. for $525 million, and Pricegrabber acquired by Experian for $485 million). Given these facts, the Company believes that their business model and the underlying economics will have a favorable impact over the next 12 months, despite the fact that we have yet to be profitable.

49. *If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:* N/A%. *What is the anticipated gross margin for next year of operations? Approximately N/A%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.*

The company provides an Internet-based service that matches consumers with products they wish to buy, from recommended merchants (our advertisers). In prior years the Company has sustained losses, and may continue to sustain losses in the future, as the Company is still in the development stage of operations.

50. *Foreign sales as a percent of total sales for last fiscal year:* 0 %. *Domestic government sales as a percent of total domestic sales for last fiscal year:* 0 %. *Explain the nature of these sales, including any anticipated changes:*

N/A

PART III — EXHIBITS

Item 1. Index to Exhibits

Exhibit No.	Description
1.1	Financial Statements
2.1	Certificate of Incorporation
2.2	Certificate of Amendment to the Certificate of Incorporation
2.3	Amended & Restated Certificate of Incorporation
3.1	By-laws
4.1	Subscription Agreement
5.1	Legal Opinion
6.1	Pricefish Merchant Agreement
7.1	Servicer Provider Agreements
8.1	Sample Convertible Note Issued 2005 & Conversion Notification to Shareholders

Item 2. Description of Exhibits

1.1 Pricefish, Inc. Financial Statements.

2.1 Certificate of Incorporation of Price Fish, Inc. filed with the Secretary of State of the State of New York on July 8, 2003

2.2 Certificate of Amendment of the Certificate of Incorporation of Price Fish, Inc. filed with the Secretary of State of the State of New York on May 9, 2005 therein changing the name of the corporation to "Pricefish, Inc."

2.3 Amended and Restated Certificate of Incorporation of Pricefish, Inc., filed with the Secretary of State of the State of New York on September 27, 2007, changing the authorized capital structure of the Corporation.

3.1 By-laws of Pricefish, Inc.

4.1 Subscription Agreement to be used in connection with this Regulation A offering.

5.1 Opinion of Counsel as to the legality of the securities covered by the Offering Statement.

6.1 Pricefish Merchant Agreement

7.1 Service Provider Agreements

8.1 Sample Convertible Note issued to several shareholders commencing in 2005. All of the Notes were convertible, in accordance with the note terms, in 2007. Includes the conversion notification sent to all of the former noteholders, now common shareholders.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on December 17, 2007.

Pricefish, Inc.

By: (Signature and Title):

/s/ Mark Dresner
Mark Dresner, President & CEO, Director

/s/ Ben Epstein
Ben Epstein, CFO, Director

SIGNATURES (Continued)

This offering statement has been signed by the Selling Shareholders and on the 17th day of December, 2007.

Name:	Signature:
Casey, John P.	/s/ John P. Casey
Casey, Joseph W.	/s/ Joseph W. Casey
Kenney, Dianne M.	/s/ Dianne M. Kenney
Casey, Richard R.	/s/ Richard R. Casey
Casey, William H.	/s/ William H. Casey
Christ, Richard	/s/Richard Christ
Ervin, Brad	/s/ Brad Ervin
Harris, Robert	/s/ Robert Harris
Lewis, Merle D. and Barbara K.	/s/ Barbara K. Lewis /s/ Merle D. Lewis
Schmedtje, Stephen	/s/ Stephen Schmedtje
Sheaffer, Brian	/s/ Brian Sheaffer
Terranova, Christina Asselta, John	/s/ Christina Terranova /s/ John Asselta
Werner, Michael	/s/ Michael Werner

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A
(Amendment No. 1)

Deleted: FORM 1-A¶

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Pricefish, Inc.
(Exact name of issuer as specified in its charter)

New York
(State or other jurisdiction of incorporation or organization)

32 Broadway, Suite 310, New York, NY 10004
(212) 633-9995
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Virginia K. Sourlis, Esq.
The Sourlis Law Firm
The Galleria
2 Bridge Avenue
Red Bank, NJ 07701
www.SourlisLaw.com
(732) 530-9007

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

7375	**30-0202228**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to be come qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

The information requested shall be provided in the order which follows specifically each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses shall be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Name:	Mark Dresner
Business Address:	32 Broadway, New York, NY 10004
Residential Address:	32 Redwood Drive, Dix Hills, NY 11746

Name:	Ben Epstein
Business Address:	32 Broadway, New York, NY 10004
Residential Address:	1301 Avenue O, Brooklyn, NY 11230

(b) the issuer's officers;

Comment [JMP1]: SEC Comment #2

Name/Title:	Mark Dresner, President & Chief Executive Officer
Business Address:	32 Broadway, New York, NY 10004
Residential Address:	32 Redwood Drive, Dix Hills, NY 11746

Name/Title:	Ben Epstein/Chief Financial Officer
Business Address:	Pricefish, Inc., 32 Broadway, New York, NY 10004
Residential Address:	1301 Avenue O, Brooklyn, NY 11230

(c) *the issuer's general partners*; N/A

(d) *record owners of 5 percent or more of any class of the issuer's equity securities*;

Name:	Mark Antebi
Residential Address:	1499 E. 7th Street Brooklyn, NY 11230
Percentage Ownership/Class of Securities:	9.4474% (2,361,853 shares of Common Stock)

Name:	Elliot Antebi
Residential Address:	1733 Ocean Parkway Brooklyn, NY 11223
Percentage Ownership/Class of Securities:	9.4474% (2,361,853 shares of Common Stock)

Name:	Barry Antebi
Residential Address:	1880 E. 24th Street Brooklyn, NY 11229
Percentage Ownership/Class of Securities:	9.4474% (2,361,853 shares of Common Stock)
Name:	Steven Sklarz
Residential Address:	1544 E. 4th Street Brooklyn, NY 11230
Percentage Ownership/Class of Securities:	9.4474% (2,361,853 shares of Common Stock)
Name:	Mark Dresner
Residential Address:	32 Redwood Drive Dix Hills, NY 11746
Percentage Ownership/Class of Securities:	14.5% (3,625,000 shares of Common Stock)

Comment [JMP2]: SEC Comment #3

Name: John P. Casey

Residential Address: 1914 Sunderland Place, N.W.
Washington, DC 20036-1608

Percentage Ownership/Class of Securities: 6.5%
(1,625,000 shares of Common Stock)

(e) *beneficial owners of 5 percent or more of any class of the issuer's equity securities;*

Name: Mark Antebi

Residential Address: 1499 E. 7th Street
Brooklyn, NY 11230

Percentage Ownership/Class of Securities: 9.4474%
(2,361,853 shares of Common Stock)

Name: Elliot Antebi

Residential Address: 1733 Ocean Parkway
Brooklyn, NY 11223

Percentage Ownership/Class of Securities: 9.4474%
(2,361,853 shares of Common Stock)

Name:	Barry Antebi
Residential Address:	1880 E. 24th Street Brooklyn, NY 11229
Percentage Ownership/Class of Securities:	9.4474% (2,361,853 shares of Common Stock)

Name:	Steven Sklarz
Residential Address:	1544 E. 4th Street Brooklyn, NY 11230
Percentage Ownership/Class of Securities:	9.4474% (2,361,853 shares of Common Stock)

Name:	Mark Dresner
Residential Address:	32 Redwood Drive Dix Hills, NY 11746
Percentage Ownership/Class of Securities:	14.5% (3,625,000 shares of Common Stock)

Name:	John P. Casey
Residential Address:	1914 Sunderland Place, N.W.

Comment [JMP3]: SEC Comment #3

	Washington, DC 20036-1608
Percentage Ownership/Class of Securities:	6.5% (1,625,000 shares of Common Stock)

(f) *promoters of the issuer;*

Comment [JMP4]: SEC Comment #4

The Company does not have any promoters.

Deleted: N/A

(g) *affiliates of the issuer;* N/A

Comment [JMP5]: SEC Comment #4

The Company does not have any affiliates.

(h) *counsel to the issuer with respect to the proposed offering;*

Name: Virginia K. Sourlis, Esq.

Business Address: The Sourlis Law Firm

The Galleria, 2 Bridge Avenue

Red Bank, NJ 07701

(i) *each underwriter with respect to the proposed offering*; N/A

(j) *the underwriter's directors*; N/A

(k) *the underwriter's officers*; N/A

(l) *the underwriter's general partners;* N/A

(m) *counsel to the underwriter*. N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No person identified in Item 1 above is subject to any of the disqualification

provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

The proposed offering does not involve the sale of any securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Comment [JMP6]: Comment #5

The securities will be offered only to investors residing in the State of New York. The Officers and Directors of the Company solely, will be selling the shares to such investors, and will not be receiving any form of commission or compensation for such efforts.

The Company is currently in the registration process with the Attorney General of the State of New York and all appropriate agencies therein, and will not be offering or selling any of the securities until such registration is deemed complete and effective by the State.

Deleted: The securities are to be offered to investors residing in the State of New York.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) *the name of such issuer*;

Pricefish, Inc.

(2) the title and amount of securities issued;

2,500,000 Common Shares

(3) *the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof*, N/A

$0.20 per share, for a total investment of $500,000.

(4) *the names and identities of the persons to whom the securities were issued.*

The shares were sold to John P. Casey on May 31, 2007, pursuant to Section 4(2) of the Securities Act of 1933, as amended.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

N/A

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The shares were sold to John P. Casey on May 31, 2007, pursuant to Section 4(2) of the Securities Act of 1933, as amended. This offering was made to only one investor, met the requisite offeree/purchaser qualification requirements and informational requirements, was not integrated with another exempt or registered offering, did not involve any general solicitation or advertisement, and was subject to appropriate resale restrictions.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The Company is not contemplating any other offering of its securities at this time.

ITEM 7. Marketing Arrangements

(a) *Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:*

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

N/A

(2) To stabilize the market for any of the securities to be offered;

N/A

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

N/A

(b) *Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.*

N/A

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

N/A

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this Form 1-A.

PART II — OFFERING CIRCULAR

* *

COVER PAGE

PRICEFISH, INC.

(Exact name of Company as set forth in Charter)

Type of securities offered: Common Shares

Minimum/Maximum number of securities offered: Up to 5,000,000

Number of Shares being Qualified by Selling Security Holders: 1,326,250

Number of Shares being Qualified for Sale by the Issuer: 3,673,750

Comment [JMP7]: SEC Comment #1

Deleted: Registered

Comment [JMP8]: SEC Comment #1

Deleted: Registered

Price per security: $1.00

Total proceeds to Issuer: Up to $3,673,750.00

The Company will not be receiving any proceeds from the sale of Selling Security Holder Shares

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? N/A

Is there other compensation to selling agent(s)? N/A [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? N/A [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?

[ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:	
[ ]	Has never conducted operations.
[ ]	Is in the development stage.
[X]	Is currently conducting operations.
[ ]	Has shown a profit in the last fiscal year.
[ ]	Other (Specify): Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
New York	To Be Determined	To Be Determined

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 64 pages.

THE COMPANY

1. *Exact corporate name*: Pricefish, Inc.

   State and date of incorporation: New York; July 8, 2003

   Street address of principal office: 32 Broadway, New York, NY 10004

   Company Telephone Number: (212) 633-9995

   Fiscal year: June 30
   (month) (day)

   Person(s) to contact at Company with respect to offering:

   Mark Dresner
   Telephone Number: (212) 633-9995

RISK FACTORS

2. *List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).*

(1) **We are an early stage company with a limited operating history, which makes evaluating our business difficult.**

The Pricefish service became available in 2004; therefore, we have a limited operating history on which you can base an evaluation of our business and prospects. Our prospects must be considered in the light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets, such as web-based services and online commerce. To address these risks and uncertainties, we must, among other things:

- Maintain our vendor relationships with key search engine like Google and Yahoo;
- Establish Pricefish as a branded destination web site for consumer to visit;
- Expand our product and service offerings;
- Attract and maintain leading merchants to subscribe to our service;
- Attract consumers to the Pricefish service;
- Attract, integrate, retain and motivate qualified personnel, especially those with technical and marketing skills; and
- Adapt to meet changes in our markets and competitive developments.

We may not be successful in accomplishing these objectives.

(2) The Company has not been Profitable and Revenues have Declined in the Past Two Fiscal Year Ends.

Comment [JMP9]: SEC Comment #34

To date, Pricefish, Inc. has not been profitable and from 2006 to 2007 our revenues have declined. We feel that profits have been elusive due to our inability to cost effectively attract visitors to our website and to convert the visitors we do attract to leads for our merchants, which is how the Company derives its revenues.

Losses were incurred by the Company in past two fiscal years primarily due to the following reasons:

- High Marketing Costs due to a very competitive marketplace;
- Marketing efforts that did not effectively convert to sales;
- Delays in Pricefish service development; and
- Higher than anticipated personnel costs.

While the Company is focusing primarily on remedying these problems, we cannot guarantee that we will ever be profitable, or able to overcome such obstacles to profitability.

(3) There is No Minimum Number of Shares we have to sell in this Offering.

Comment [JMP10]: SEC Comment #7

We are making this offering on a "best efforts, no minimum basis." What this means is that all of the net proceeds from this Offering will be immediately available for use by us and we don't have to wait until a minimum number of Shares have been sold to keep the proceeds from any sales. We can't assure you that the subscriptions for the entire Offering will be obtained, and there is a strong possibility that the entire offering amount will not be obtained. Therefore there is a material risk that an insufficient amount of proceeds will be received by the Company, thereby having an inconsequential effect on the Company's overall use of the funds, and consequently the Company's future performance. This material risk becomes even more important when viewed in light of the fact that the Company has, to date, been unable to generate and sustain positive cash flow. We have the right to terminate the offering of the Shares at any time, regardless of the number of Shares we have sold since there is no minimum subscription requirement. Our ability to meet our financial obligations and cash needs and to achieve our objective could be adversely affected if the entire offering of Shares is not fully subscribed for.

(4) We depend on search engines, which can terminate our relationship at any time, to attract a substantial portion of the consumers who visit our service and losing these consumers would adversely affect our revenues and financial results.

Deleted: 2

The vast majority of consumers access our service by clicking through on search results displayed by search engines, such as Google and Yahoo! Search engines typically provide two types of search results, algorithmic listings and purchased listings. Algorithmic listings cannot be purchased, and instead are determined and displayed solely by a set of formulas designed by the search engine. Purchased listings can be purchased by advertisers in order to attract users to their

websites. Historically we have mainly relied on purchased listings to attract and direct a substantial portion of consumers to our service. We have no contract with these search engines and they can terminate, without cause, or modify the terms of our relationship at any time. If this were to occur, our expenses could rise, or our revenues could decline and our business may suffer.

Comment [JMP11]: SEC Comment #8

Deleted: We mainly rely

(5) The rapid evolution of our industry makes it difficult for investors to evaluate our business prospects, and may result in significant declines in the value of our company.

Deleted: 3

Our service has been available since 2004. Since that time, Internet commerce has grown rapidly and consumer usage patterns have continually evolved. During this period, many businesses related to Internet commerce have failed, and many new comparison shopping services have been introduced and some have failed. Because Internet commerce is a young industry and comparison shopping is a new business sector, we have made frequent changes in our websites and other aspects of our business operations. Some of the special risks we face in our rapidly-evolving industry are:

- the new and unproven nature of our Pricefish brand;
- delays and obstacles to enhancing our service to meet evolving demands;
- difficulties in forecasting trends that may affect our operations;
- challenges in attracting and retaining consumers and merchants;
- significant dependence on a small number of revenue sources;
- evolving industry demands that require us to adapt our pricing model from time to time; and
- adverse technological changes and regulatory developments.

If we are unable to meet these risks and difficulties as we encounter them, our business, financial condition, results of operations and liquidity may suffer.

(6) Our financial results are likely to fluctuate significantly from quarter to quarter, which makes them difficult to predict and could result in significant variations in our results.

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Our quarterly financial results have fluctuated significantly in the past and are likely to fluctuate significantly in the future. As a result, you should not rely upon our quarterly financial results as indicators of future performance. Our financial results depend on numerous factors, many of which are outside of our control, including:

- seasonal fluctuations in consumer shopping and merchant advertising;
- the number of consumer visits to our service and subsequent lead referrals;
- changes in the lead referral fees that merchants are willing to pay;
- the costs of attracting consumers and merchants to our service, including advertising costs;
- the introduction of new consumer and merchant offerings;
- the loss of one or more of our merchants or other listings providers;
- system failures, security breaches or Internet downtime; and
- difficulty in upgrading our information technology systems and infrastructure.

Many of our expenses are fixed in the short term and determined based on our investment plans and estimates of future revenues. We expect to incur significant new expenses in developing our technology and service offerings, as well as in advertising and promotion to attract and retain consumers and merchants, before generating associated revenues. We may be unable to adjust our expenditures quickly enough to compensate for any unexpected revenue shortfall. For these or other reasons, our financial results in future quarters may fall below the expectations of management or investors and the price of, and long-term demand for, our ordinary shares could decline.

We typically generate a disproportionately high amount of our revenues in the fourth quarter of each year. If that seasonal pattern were to be disrupted for any reason, our revenues and financial results for that year could be harmed.

(7) We may incur losses in future periods, which could reduce investor confidence and cause our share price to decline.

Deleted: 5

Comment [JMP12]: SEC Comment #9

We have a history of losses both prior to 2005, and in fiscal years 2005, 2006, and 2007, and we may incur losses again. We had net losses of 268,848 in 2005, $1,295,393 in 2006, and $823,518 in 2007. We expect to continue to increase our sales and marketing expenses, research and development expenses, and general and administrative expenses, and we cannot be certain that our revenues will exceed our expenses or grow at all. If our revenues do not grow, we may experience a loss in future periods, which could cause our share price to decline.

Deleted: We had a history of losses prior to 2005, and we may incur losses again. We had net losses of 168,000 in 2004. We expect to continue to increase our sales and marketing expenses, research and development expenses, and general and administrative expenses, and we cannot be certain that our revenues will continue to grow at the same pace, if at all. If our revenue growth does not continue, we may experience a loss in future periods, which could cause our share price to decline. ¶

(8) If we fail to grow the number of consumers and merchants that use our service, our financial results will suffer.

Deleted: 6

Our relationships with consumers and merchants are mutually dependent. We believe consumers will not use our service unless we offer extensive product listings from merchants and that merchants will not use our service unless consumers actively use it to purchase products from them. It is difficult to predict the degree to which consumers and merchants will use our service in the future. Consumers who dislike changes to our service may stop using it, and merchants who dislike the quality of lead referrals that we send to them may cease to use our service or reduce overall spending for our service. Additionally, merchant attrition or reductions in merchant spending could reduce the comprehensiveness of the listings presented on our service, which could lead to fewer consumers using our service. The top three relevant merchant listings that we display in our response to a consumer query in some product categories are selected based on the amount paid by these merchants to us. As a result, consumers may perceive our service to be less objective than those provided by other online shopping solutions. Failure to achieve and maintain a large and active base of consumers and merchants using our service could reduce our revenues and profitability.

Comment [JMP13]: SEC Comment #10

(9) We face intense competition that could harm our financial performance.

Deleted: 7

The business of providing comparison shopping services is highly competitive. Any service that helps consumers find, compare or buy products or services is a competitor to us. Our competitors may be categorized as focused comparison shopping websites, search engines and portals, online retailers, and other specialized shopping services and publications, all of which have significantly greater financial, marketing and other resources than we do, such as the following:

- *Focused comparison shopping websites.* Several companies focus exclusively on providing comparison shopping services. In this group, our principal competitors are Shopping.com, BizRate, mySimon, NexTag and PriceGrabber in the United States, and Kelkoo in Europe (which was recently acquired by Yahoo!). We believe that many of these companies have specific competitive advantages over us. For example, BizRate specializes in merchant reviews and PriceGrabber specializes in computers and consumer electronics categories.

- *Search engines and portals.* Search engines and portals serve as origination websites for consumers to find products. Many have large audiences of visitors, consumers and merchants, established brand recognition, loyal users, and significant financial resources and personnel at their disposal. We rely on search engines for a substantial portion of the consumers visiting our websites. Yahoo! provides a service similar to ours, and Google, Inc., or Google, has developed a search engine for finding products for sale online. If these search engines were to change their algorithms or otherwise restrict the flow of consumers visiting our websites, our financial results would suffer.

- *Online retailers.* Online retailers serve as destination websites from which consumers directly buy products. They are skilled at building customer loyalty and generating repeat business. Consumers may bypass our service in favor of going straight to retailer

websites. This risk is compounded because several of these online retailers, such as Amazon.com and eBay, are also our customers.

Competition may limit our growth and increase our costs of doing business. Many of our competitors have significantly longer operating histories, larger and broader customer bases, and greater technical expertise, brand recognition and online commerce experience. Many of our competitors have greater financial resources than we do to invest in marketing and promotional campaigns, attracting consumers and merchants, and hiring and retaining key employees. If we are to remain competitive, we must invest substantial resources in our business with no assurance of any additional revenues. If consumers and merchants forego the use of our service for those of our competitors, our revenues and financial results would suffer.

(10) Spending to develop and maintain the Pricefish brand is costly and does not assure future revenues.

Deleted: 8

Many competing online shopping services have well-established brands. If we do not build brand recognition and loyalty with consumers and merchants quickly, we may lose the opportunity to build the large base of loyal consumers and merchants that we believe is essential to our success. In 2004, we launched our new website, www.pricefish.com, and we have had only a short time to develop recognition of the Pricefish brand. In the future we plan to undertake television, radio and print advertising campaigns to promote our new brand. We have not yet determined the timing or amount of these expenditures. There is no guarantee that this strategy will increase the recognition of our brand. In addition, even if our brand recognition increases, this may not result in increased use of our service or higher revenues.

(11) Capacity constraints and system failures or security breaches could prevent access to our service, which could affect our revenues and harm our reputation.

Deleted: 9

Our service goals of performance, reliability and availability require that we have adequate capacity in our computer systems to cope with the volume of visits to our websites. As our operations grow in size and scope, we will need to improve and upgrade our systems and infrastructure to offer consumers and merchants enhanced services, capacity, features and functionality. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources before the volume of our business increases, with no assurance that our revenues will increase.

If our systems cannot be expanded in a timely manner to cope with increased website traffic, we could experience disruptions in service, slower response times, lower consumer and merchant satisfaction, and delays in the introduction of new products and services. Any of these problems could impair our reputation and cause our revenues to decline.

Our ability to provide high-quality service depends on the efficient and uninterrupted operation of our computer and communications systems. Our service has experienced system interruptions from time to time and could experience periodic system interruptions in the future. Our systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, design defects,

vandalism, denial-of-service attacks and similar events. We do not have full second-site redundancy, a formal disaster recovery plan or alternative providers of hosting services, and outages at our data centers could mean the loss of some or all of our website functionality. Our business interruption insurance may not adequately compensate us for losses that may occur. Any system failure that causes an interruption in service or decreases the responsiveness of our service could impair our reputation and cause our revenues to decline.

(12) We may not be able to hire and retain the personnel we need to support and expand our business, which could cause our business to shrink, or slow any expansion.

Deleted: 0

Our future success depends on our ability to identify, hire, train, retain and motivate highly-skilled executive, technical, sales, marketing and business development personnel. Our existing key personnel include all of our executive officers and management team. The loss of any member of this team could disrupt our operations until a suitable replacement is found.

Furthermore, competition for highly-skilled personnel is intense in the technology, application development and Internet markets. The process of locating, training and successfully integrating highly-skilled personnel into our operations can be lengthy and expensive. If we fail to attract, integrate and retain highly-skilled personnel, our ability to support, expand the Pricefish service and manage our business could suffer.

(13) We are dependent on certain key personnel.

Deleted: 1

We are dependent on Mark Dresner, our President and CEO, and Ben Epstein, our Chief Financial Officer. The loss of services of Mr. Dresner or Mr. Epstein would impair our ability to expand our business or to develop new products and would have a material adverse effect on our business, financial condition and results of operations.

(14) We may be subject to costly litigation arising out of information presented on or collected in connection with our service, and the litigation could have a material adverse effect on our business if decided adversely.

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Claims could be made against us under U.S. and foreign law for defamation, libel, invasion of privacy, deceptive or unfair practices, fraud, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through our service or based on our collection and use of information. The law relating to the liability of online companies for information carried on, disseminated through or collected by their services is currently unsettled. Our service includes consumer-generated reviews from our website, which includes information regarding the quality of goods, and the reliability of merchants that sell those goods. Similar claims could be made against us for that content. We may be required to reduce exposure to liability for information disseminated through our service, which could require substantial expenditures and discontinuation of some service offerings. Any such response could materially increase our expenses or reduce our revenues. Our liability insurance may not be adequate to indemnify us if we become liable for information disseminated through

our service. Any costs incurred as a result of such liability that are not covered by insurance could reduce our profitability or cause us to sustain losses, which could have a material adverse effect on our business, results of operations, financial condition and liquidity. We may also be subject to claims or regulatory action arising out of the collection or dissemination of personal, non-public information of users of our service.

(15) Trademarks, copyrights and trade secrets

Deleted: 2

Pricefish has filed Trademark Applications to protect the Pricefish name and other marks. We regard the protection of our copyrights, service marks, trademarks, trade dress and trade secrets as critical to our future success. We will rely on a combination of laws and contractual restrictions, such as confidentiality agreements, to establish and protect our proprietary rights. However, laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or deter others from developing similar technologies. We also plan to register our trademarks and service marks in the United States and internationally. However, it is possible that our trademark applications will be denied or, if granted, that our trademarks may be challenged by another party. Also, effective trademark, service mark, copyright and trade secret protection may not be obtainable and/or available in every country in which our services are made available.

(16) We may be subject to costly intellectual property litigation that could have a material adverse effect on our business if decided adversely and we have no insurance that would cover such litigation or any resulting damages if decided adversely.

Deleted: 3)

Comment [JMP14]: SEC Comment #11

Deleted: We may be subject to costly intellectual property litigation that could have a . material adverse effect on our business if decided adversely.

We could face claims that we have infringed the patent, trademark, copyright or other intellectual property rights of others. From time to time we receive such claims and we are ordinarily involved in litigation over such claims. Intellectual property litigation is often extremely costly, unpredictable and disruptive to business operations. It may not be possible to obtain or maintain insurance covering these risks. Any adverse decision, including an injunction or damage award entered against us, could subject us to significant liabilities, require us to seek to obtain licenses from others, make changes to our brand, prevent us from operating our business, or cause severe disruptions to our operations or the markets in which we compete. Any of these developments could harm our reputation, our business and our results of operations.

(17) We may not be able to protect intellectual property rights upon which our business relies, and if we lose intellectual property protection, we may lose valuable assets.

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Our business depends on our intellectual property, including internally-developed technology and data resources and brand identification by the public, which we attempt to protect through a combination of copyright, trade secret, patent and trademark law and contractual restrictions, such as confidentiality and proprietary rights agreements. We also depend on our trade names and domain names. We have no patents. Applications we have filed for patent and other intellectual property registration may not result in the issuance of patents, registered trademarks, service marks or other intellectual property registrations. In particular, if we are not able to obtain a registered trademark for the name Pricefish.com, and as a result are not able to protect

our brand, our business could suffer from possible confusion among consumers and merchants, among other things. In addition, our use of unregistered trade names and service marks may not protect us from the use of similar marks by third parties. Intellectual property laws vary from country to country, and it may be more difficult to protect and enforce our intellectual property rights in some foreign jurisdictions. We have had experiences with other companies using or planning to use a name similar to ours as part of a company name, domain name, trademark or service mark. In the future, we may need to litigate in the United States or elsewhere to enforce our intellectual property rights or determine the validity and scope of the proprietary rights of others. This litigation would be expensive and would likely divert the attention of our management.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our service, technology and other intellectual property, and we cannot be certain that the steps we have taken will prevent any misappropriation or confusion among consumers and merchants, or unauthorized use of these rights. If we are unable to procure, protect and enforce our intellectual property rights, then we may not realize the full value of these assets, and our business may suffer.

(18) We may be unable to protect our Internet domain names, which could decrease the value of our brand.

Deleted: 4

We have the right to use domain names for website destinations that we use in our business. If we are unable to protect our rights in these domain names, our competitors could capitalize on our brand recognition by using these domain names for their own benefit. Domain names similar to Pricefish.com have been registered in the United States and elsewhere. We might not acquire or maintain country- specific versions of the "Pricefish" domain name, such as "Pricefish.co.uk" in the United Kingdom, "Pricefish.de" in Germany or "Pricefish.fr" in France. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear and varies from jurisdiction to jurisdiction. We may be unable to prevent third parties from acquiring domain names that infringe on, or otherwise decrease the value of, our brand, or our trademarks, service marks or other proprietary rights. Protecting and enforcing our intellectual property rights and determining the proprietary rights of others may require litigation, which could result in substantial costs and divert management attention. We may not prevail if litigation is initiated.

(19) If we cannot adequately manage any future growth, our results of operations will suffer.

Deleted: 5

We have experienced rapid growth in our operations, and our anticipated future growth, if such growth occurs at all, may place a significant strain on our managerial, operational and financial resources. We have made, and may continue to make, inadequate estimates for the costs and risks associated with our expansion, and our systems, procedures and managerial controls may not be adequate to support our operations. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may adversely affect our ability to manage our product listings and record and report financial and management information on a timely and accurate basis. If we are unable to manage any such expansion successfully, our revenues may not grow,

our expenses may increase and our results of operations may be adversely affected.

(20) Acquisitions present many risks, and we may not realize the anticipated financial and strategic goals of any of our acquisitions.

Deleted: 16

Although we do not currently have any present commitments or agreements regarding acquisitions, we may in the future acquire complementary companies, products and technologies. Any such acquisition may involve a number of risks, including:

- we may find that the acquired company does not or acquired assets do not further our business strategy, or that we overpaid for the company or assets, or that economic conditions have changed, all of which may result in a future impairment charge;
- we may have difficulty integrating the operations and personnel of an acquired business and may have difficulty retaining its customers and/or key personnel;
- our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing diverse locations;
- we may have difficulty maintaining uniform standards, controls, procedures and policies across locations; and
- we may have difficulty incorporating and integrating acquired technologies into our business.

An ill-advised acquisition could hurt our business, results of operations and financial condition or cash flows, particularly in the case of a significant acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions that are not ultimately consummated. Such negotiations could result in significant diversion of management's time from our business as well as significant out-of-pocket costs.

The consideration that we pay in connection with an acquisition could affect our financial condition. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, including some of the proceeds of this offering, to consummate such acquisitions. To the extent we issue shares of stock or other rights to purchase stock, including options or other rights, our then-existing stockholders may experience dilution in their share ownership in our company and their earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs (such as of acquired in-process research and development costs) and restructuring charges. Acquisitions may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges. Any of these factors may negatively affect our operating results and weaken our financial condition.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep

in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. *With respect to the business of the Company and its properties:*

(a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Pricefish is an emerging online comparison-shopping and information delivery tool delivered through an innovative and easy to use website at ***www.Pricefish.com***. We believe that our innovative web site and underlying technologies assist online shoppers to easily find, compare and purchase items from a variety of online merchants. Our goal is to enable consumers to achieve the ultimate shopping experience.

(b) *Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.*

When a shopper visits *Pricefish.com* they are able to easily search for and compare products in a number of different categories, which are offered by a variety of merchants. The Pricefish service streamlines the process of comparing product features and finding the best overall price from a list of customer-rated merchants. Our product database currently contains hundreds of thousands of products in a number of categories.

To attract shopper to our web site we purchase "key words" from major Internet search engines, including *Google* and *Yahoo!*. These key words represent typical search words or phrases a consumer might use to conduct an Internet search for products, services or information. When a consumer conducts a search that uses one of the key words we have purchased from the search engine, our listing will be displayed in a preferred position within the search results page.

Once a shopper is attracted to our site we assist them to refine their product searches and enable them to easily compare products, price and merchants to make informed buying decisions. We earn revenues when consumers "click through" to the merchants who have listed products on the

Pricefish web site.

PRODUCTS, FEATURES AND SERVICES

Pricefish is a free service for Internet shoppers, which provides online shoppers with valuable information allowing them to make more informed purchasing decisions. The Pricefish service is delivered through our innovative, feature-rich and intuitively easy to use website at *www.Pricefish.com.*

We believe that Pricefish provides its visitors with the ultimate shopping experience, with features designed to help consumers shop and save money with great ease. Here is what our site has to offer.

Finding Products:

Browse By Category

If you want to see all of the products in a specific category, you may click on the tabs found at the top of every page, (e.g., To see all the digital cameras, click on the Photography tab, next you will see a list of sub-categories in the center of the page, click on the "Cameras" link, then click on the "Digital Cameras" link). You now see all of the Digital Cameras listed on our website you may also narrow down these results by selecting from the product filters on the right hand side of this page, (e.g., To see only the Sony Digital Cameras, select "Sony" from the drop down menu marked "Manufacturer", and click the update button).

Narrow Down / Filter Results

When you find yourself on a page with too many results, you may narrow down these results by selecting from the product filters on the right hand side of this page, (e.g., To see only the Sony products, select" Sony" from the drop down menu marked "Manufacturer", and click the update button).

Product Specifications

Detailed product specifications can be viewed for most products on our website. Simply click the 'Product Specifications' link on any product page on the upper right hand corner to view this information. All of the product information for a specific item is obtained from a variety of sources. We have also included a link to the manufacturers' website on this page for more information.

Compare Features and Specifications

You can use this feature to compare a few different products side by side so that you can, see the difference between similar models. To do so you must select at least two products from your results by checking the little boxes on the left side of each item, when you have two boxes checked, click on the "Compare" button located on the top or the bottom of the page.

Features:

Product Notification
You can use this valuable feature to get an email notification when the product you want reaches a certain price. Simply click on the text link on the upper right hand side of any product page.

Merchant Ratings
Next to the store name on any product page on the upper left hand corner, there is a column for Store Ratings. The Store Ratings allow you to rate any merchant on our site and post a short comment about your experience with them. All of the star ratings on our site are determined by the average of all posted ratings for that store actual customers. To share your own experience, you need a free account. Once logged in, you can access the Merchant Ratings from the link at the top of the page. Please help make the web a safe place to shop by sharing your experiences.

Product Reviews
Product Reviews are reviews posted by other consumers like you. They include a star rating on a 10-point scale as well as pros/cons and comments. You can find the overall star rating at the top of any product page, and a link to the detailed reviews is located just beneath the overall rating. In order to add your own Product Review you will need a free account.

Total Price
When you reach a product page, you will have the opportunity to enter your zip code in order to see estimates of the tax and shipping charges from each store. These numbers are provided to us by each store. You will find a grand total (Product Price + Shipping + Tax) in the "Total Price" column. If a store lists "See Site" for any of these fields, they have not provided us with this information, and you should visit their website to determine their grand total. Only United States zip codes will work in the box, if you need to find out the cost for an international order, please visit the stores website and check shipping details directly with them.

Popular Products
This section is useful to find out what the latest and greatest is, and to keep up to date with the rapid growth in technology. You will find a link for the Most Popular items in various categories located at the top left side of our Homepage. You can also find the most popular items for a specific category by clicking the designated link at the top left side of that category page.

Services

How we help shoppers

Pricefish is a free and, we believe, an easy way to save money. Our uniquely and enormously helpful website enables consumers to effortlessly compare products, prices and merchants and access a wealth of other related information allowing consumers to make wise decisions.

Pricefish goes beyond a simple product search and offers many other helpful features including:

- User friendly, easy to navigate comparison shopping tools that make it easy to find the right product at the lowest prices from the most reliable merchants
- Up to date prices, availability and specifications on products from hundreds of online merchants, including personalized tax and shipping details for each product based on your location
- Ratings of the merchants featured on our site written by actual customers who previously purchased from those stores, designed to provide helpful advice when choosing which merchant to purchase from
- Reviews of many products featured on our site written by actual customers who own that product, designed to provide helpful advice on products

How we help merchants

Pricefish provides qualified online sales leads for merchants. Our site connects merchants with informed shoppers who are ready to purchase, allowing for more cost effective customer acquisition rates and an increase of overall ROI.

Pricefish further helps merchants to better establish and enhance their brands by offering them the opportunity to take advantage our other services that can raise consumer awareness and drive traffic to their websites.

Advertising Opportunities:

Pricefish offers advertisers a variety of solutions designed to reach customers when they're looking to buy, which helps drive sales and build brands. We currently offer advertisers the opportunity for banner advertising as well as impression-based "skyscraper" advertising.

Banner Ads

Through targeted banner ads in our shopping portal, Pricefish offers advertisers the opportunity to gain maximum exposure to Internet shoppers, promote new product offerings and capture the attention of shoppers by highlighting special promotions.

Skyscraper Ads

Impression-based Skyscraper ads give advertisers an opportunity to run vertical ads along appropriate Pricefish website pages. These ads truly stand out and deliver very effective CPM (Cost per thousand) results.

(c) *Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.*

Pricefish is a free service for Internet shoppers, which provides online shoppers with valuable information allowing them to make more informed purchasing decisions. The Pricefish service is

delivered through our innovative, feature-rich and intuitively easy to use website at *www.Pricefish.com.*

We believe that Pricefish provides its visitors with the ultimate shopping experience, with features designed to help consumers shop and save money with great ease.

Industry trends

Industry research indicates that the market for online retail sales is growing, an increasing share of the population is relying on the Internet to purchase products, and the average online buyer is spending more each year.

According to Jupiter Research, the aggregate online retail market grew from $5.5 billion to $52.6 billion from 1998 to 2003, representing a compound annual growth rate of 57%, and is projected to grow to $117.3 billion by 2008, representing a five year compound annual growth rate of 17%. Jupiter Research also anticipates strong growth in the segment of the U.S. population purchasing products online, from 34% of the population in 2003 to approximately 50% in 2008, or more than 150 million total individuals.

At the same time, consumers have increased the average amount they spend online each year from $293 per online buyer in 1998 to $540 per online buyer in 2003. Jupiter Research projects this figure to grow to $779 per online buyer by 2008. The Internet offers consumers several advantages over traditional shopping channels, with no limitations on store location, shelf space or shopping hours.

Suppliers are attracted to the Internet due to the ability to provide detailed product information, to cost-effectively display more of their product portfolio, to receive instant feedback on product sell-through, to more effectively sell close-out merchandise and to more easily monitor their channel relationships.

It appears that a number of unique characteristics differentiate the Internet from traditional media. Buyers can communicate or access dynamic and interactive content on a real-time basis without geographic or time limitations, access a broader range of online product offerings, and communicate and interact instantaneously with one or more sellers at minimal cost. As a result, the Internet has the potential to support a highly efficient market in which buyers and sellers will be able to interact based on real-time supply and demand information. This new e-commerce model will enable buyers to efficiently and conveniently gather comparative purchasing data, to shop and to communicate with sellers in many new ways. This model may provide sellers with additional revenue opportunities by making available a dynamic source of aggregated customer and demand information and by greatly enhancing the speed and efficiency of transactions between buyers and sellers. In addition, sellers may be able to acquire more buyers at a lower cost.

Limitations of Traditional Shopping

Although traditional shopping may be familiar to buyers, the offline marketplace is large, highly fragmented and geographically diverse, making it time-consuming, costly and inefficient for buyers and sellers to reach one another. In order to make informed purchasing decisions, buyers typically have to undertake independent product research and then travel from store to store to compare prices. Similarly, in order to make informed customer acquisition and inventory decisions, sellers typically have to rely on outdated historical information. As a result of these inconveniences and inefficiencies, buyers and sellers are increasingly turning to the online marketplace.

Challenges facing online buyers and sellers

Although the advent of online commerce has given buyers and sellers a more convenient channel to interact, we believe the online marketplace still suffers from many of the limitations of the offline marketplace. Like traditional stores, online marketplaces frequently carry products from only a limited number of retailers, including retailers with whom they have a preferred relationship. In addition, in order to make informed purchasing decisions, buyers still have to conduct online research and, in many cases, navigate from site to site to compare prices. Similarly, in order to make informed customer acquisition and inventory decisions, sellers still have to often rely on outdated historical information.

The Internet may also pose new challenges to buyers and sellers. Industry data indicates that online shoppers compare product information from multiple merchants before making a purchase. According to Jupiter Communications in 1999, 82% of Internet buyers went online intending to purchase a specific product. Of this group, 81% visited more than one Web site before making a purchase. Internet search engines offer a limited solution by allowing buyers to search for destinations but were not designed specifically for online shopping and, as a result, return many irrelevant search results. Buyers, therefore, need to be able to find relevant sites and sellers need to develop a unique brand to distinguish themselves from other, often similar, online sellers. The increasing number of online commerce opportunities and the ease with which buyers may navigate online, has increased pressure on sellers to recruit buyers to their sites and retain them. Although merchant sites often aggregate certain consumer data, most sites do not provide up-to-date consumer demand information, leaving sellers even more vulnerable to the new competitive pressures brought about by the Internet.

Limitations of online comparison-shopping services

Comment [JMP15]: SEC Comment #15

To address these challenges faced by buyers and sellers, a number of different online services have emerged. One popular resource is the comparison-shopping service, like Pricefish.com, which presents buyers with the ability to compare prices for products from a variety of buying opportunities. Although online comparison shopping services are designed to help buyers and sellers overcome some of the confusion and inefficiencies still present in the online marketplace, we believe some services do not capitalize on the full potential of the Internet. Following are functions that Pricefish.com offers that some other comparison shopping sites lack:

Deleted: To address these challenges faced by buyers and sellers, a number of different online services have emerged. One popular resource is the comparison-shopping service, which presents buyers with the ability to compare prices for products from a variety of buying opportunities. Although online comparison shopping services are designed to help buyers and sellers overcome some of the confusion and inefficiencies still present in the online marketplace, we believe such services do not capitalize on the full potential of the Internet because they cannot do all of the following:¶

- Sort results by buyer preference and present the search results in a logical and user-friendly manner;

- Conduct highly specific searches by allowing buyers to specify search parameters and filter irrelevant search results effectively;

- Continue to search for deals after the buyer leaves the Web site and notify buyers of any changes in purchasing opportunities;

- Obtain product and merchant information and ratings;

- Differentiate products not only by the description as listed on a particular merchant site but also by information not specifically included on the site;

- Search a comprehensive range of online sellers;

- Add new merchant sites to keep pace with the increase of online shopping sites;

Deleted: at a rate that keeps

- Allow buyers to perform comparison shopping remotely through wireless devices; and

- Complete the purchase without leaving the comparison-shopping site.

In addition, while other comparison shopping services provide information to buyers, they do not currently provide sellers with valuable information generated by buyer activity. These services do not provide aggregated buyer demand data that shows comparative demand for various products on the basis of models, brands, merchants, prices and other features. Furthermore, they do not provide a way for sellers or manufacturers to respond immediately to buyer demand with appropriate pricing, availability, shipping and other adjustments. We believe these services do not adequately address the needs of merchants and other sellers because they fail to enable seamless, continuous and efficient interaction between buyers and sellers, like Pricefish.com delivers.

Deleted: .

(d) *Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.*

We have designed our sales and marketing strategy to increase market awareness of the Pricefish brand and bring user traffic to our Web site. Our sales strategy focuses on expanding

our revenue opportunities through the merchant recruitment, sale of advertising, providing enhanced merchant services and in the future, indication-of-interest data. We have designed our marketing strategy to increase awareness of the Pricefish brand through a combination of traditional and online marketing efforts, as well as the utilization of outside service providers that are more closely tied to performance metrics.

Deleted: of¶

Comment [JMP16]: Per SEC Comment #34

For instance, Pricefish has entered into an agreement with Intermedia Holdings for Intermedia to perform a variety of consulting services related to internet marketing and search engine optimization. We believe that the utilization of these services will enhance the website performance and mainstream the Pricefish brand-name. For futher reference, a copy of this agreement is attached as an Exhibit at the end of this Offering Statement.

Sales:

To drive merchant sales, we have forged relationships with several large, well established, highly regarded, performance-based online marketing services, including Performics, which is owned by DoubleClick. These firms represent a variety of clients and assist them to drive more profitable sales using services like Pricefish. Pricefish is one of a select few services that these agencies have agreed to recommend to their clients and we believe this is because we deliver results to their clients in a cost effective way.

We also employ our own internal sales and marketing staff for both merchant recruitment and banner and sponsorship advertising sales efforts. Our sales staff is currently located at our corporate offices in New York City. We also expect to increase our sales presence by opening field sales offices in other appropriate geographies.

In addition to advertising, we sell various services to merchants through our internal sales and marketing staff. Merchants who participate in our programs pay a fee for each user who clicks through from one of our affiliated sites to the merchant site. We typically target larger merchants seeking enhanced exposure of their online listings.

Comment [JMP17]: SEC Comment #16

Deleted: and the excellent ROI that Pricefish offers.

Marketing:

We believe that Pricefish.com is a great marketing vehicle for online merchants who want to cost effectively grow their businesses. Our site drives shoppers to search for products and will display e-tailers product information in a simple format, allowing web buyers to make comparisons and choose the best product from a list of products from diverse retailers.

Our marketing strategy involves a variety of traditional and online marketing programs, as well as business development and promotional activities. We make extensive use on online advertising through search engines such a Google and Yahoo. Online advertising is used both to direct traffic to our web site and to build the Pricefish brand in conjunction with our offline efforts. Our plan is to increase our online advertising efforts in the future as part of an integrated promotional effort.

We also plan to implement an aggressive brand promotion campaign that strategically utilizes print, radio, television and street-level advertising. We will also advertise online through high profile, third-party Web sites. We will also rely on relationship marketing such as affiliate marketing, co-branded distribution, indirect promotions by merchants with links to our Web site and word-of-mouth advertising arising through shoppers' use of our services. We intend to introduce a number of other brand awareness and shopper loyalty programs.

In addition we will implement a public relations effort to complement have our marketing efforts. We also plan to participate in industry conferences and trade shows.

(e) *State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.*

N/A. Due to the nature of the company's business, the company does not have any backlog issues.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

N/A

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The Company's present employees include two executive positions, and one administrative position. The company anticipates that it will be hiring up to two (2) sales associates within the next two to six months, and is currently contemplating hiring a full-time marketing staff.

None of the employees of the company are subject to collective bargaining agreements, and the company's employees are not currently, and have never gone on any form of labor strikes.

(g) *Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.*

The issuer currently holds lease to the property and facilities for its principal offices and corporate headquarters, located at 32 Broadway, New York, NY 10004. The Owner and Landlord to the property is *32-42 Broadway, LLC*. The total office space occupied at this location is 1,320 rentable square feet of office space. The leasehold duration consists of a commencement date of October 7, 2004, and terminates on November 27, 2009, subject to the right of renewal held by the Company. Under the terms of the lease, the issuer is to pay approximately $1,891.35 per month, or $22,696.20 annually.

The Company does not own any other property, including real estate or patents, and does not intend to purchase any such property in the near future.

(h) *Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.*

The Company has received a trademark for "Pricefish.com", as well as a trademark for the Pricefish symbol and logo. Pricefish currently owns the domain names "Pricefish.com", "Pricefish.net", "Pricefish.org", "Pricefish.info", "Pricefish.biz", and "Pricefish.us". The Company has not applied for domain names in any foreign countries at this time. The Company currently has no patents or patents pending on any of its other proprietary assets.

The Company's operations and financial performance are highly dependent upon maintaining the trademarks associated with the Pricefish name brand. The Company is currently evaluating different methods of protecting this intellectual property, however, the only measures of protection currently utilized towards this protection are the rights and protections afforded under U.S. Patent and Trademark Law.

With regards to research and development costs, for the years ended June 30, 2007 and June 30, 2006, the Company expended approximately $80,750 in 2007 (approximately 212% of 2007 revenues), and $126,416 in 2006 (approximately 199% of 2006 revenues) on costs related to software development. The Company is currently estimating that an additional $129,600 will be spent in the current year on such costs.

Deleted: The Company is not dependent upon any patents or proprietary trade secrets.

Comment [JMP18]: SEC Comment #17

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

None. The Company is completely non-polluting and environmentally friendly.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company does not have any subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The following chart summarizes the material events and occurrences of the Company since it's formation on July 8, 2003:

Comment [JMP19]: SEC Comment #18

Deleted: The Company was incorporated in the State of New York on July 8, 2003 as "Price Fish, Inc." On May 9, 2005, the Company filed a Certificate of Amendment to its Certificate of Incorporation thereby changing the Company's name to "Pricefish, Inc." ¶
On September 9, 2007, the Company filed a Restated and Amended Certificate of Incorporation, changing the authorized capital structure of the Company to 40,000,000 Commons Shares authorized at a par value of $0.000001, and 5,000,000 Preferred Shares authorized at a par value of $0.000001.

Date:	Event(s):	Notes(s):
July 8, 2003	Price Fish, Inc. is formed as a Corporation in the State of New York.	Filing of a Certificate of Incorporation.
July 8, 2003	Founders stock is issued to Mark Antebi, Elliot Antebi, Barry Antebi, and Steven Sklarz, each receiving 2,361,853 shares of Common Stock of Price Fish, Inc.	Issuance of Securities exempt from the registration requirements under Section 4(2) of the Securities Act of 1933, as amended.
December 2004	Mark Dresner is hired by the Company as President and CEO, and receives 3,625,000 shares of Common Stock of Price Fish, Inc. in consideration of employment.	Issuance of Securities exempt from the registration requirements under Section 4(2) of the Securities Act of 1933, as amended.
May 9, 2005	The Company changed its name to Pricefish, Inc.	Filing of an Amended Certificate of Incorporation.

Date	Event	Exemption / Filing
May 2005 – April 2006	The Company issued Promissory Notes convertible into Common Shares of Pricefish, Inc. at a conversion rate of 1.25 shares per $1.00.	Issuance of Securities exempt from the registration requirements under Section 4(2) of the Securities Act of 1933, as amended.
April 2006	Mark Dresner leaves the Company, and is replaced by Arnon Scheflon as President and CEO.	
March 2007	Arnon Scheflon leaves the Company, and Mark Dresner rejoins the Company as President and CEO.	
May 31, 2007	The Company issued 2,500,000 shares of Common Stock at a purchase price of $0.20 per share to John P. Casey.	Issuance of Common Stock exempt from the registration requirements under Section 4(2) of the Securities Act of 1933, as amended.
June 30, 2007	Every Convertible Note then issued and outstanding was converted in Common Shares of Pricefish, Inc., totaling in aggregate 3,211,875 Common Shares.	Issuance of Common Stock exempt from the registration requirements under Section 4(2) of the Securities Act of 1933, as amended.
September 9, 2007	Pricefish, Inc. amends the authorized capital structure of the Company to 40,000,000 Commons Shares authorized at a par value of $0.000001, and 5,000,000 Preferred Shares authorized at a par value of $0.000001.	Filing of an Amended and Restated Certificate of Incorporation.
October 24, 2007	Pricefish, Inc. files a Form 1-A with the Securities & Exchange Commission, in anticipation of conducting a Regulation A offering of Pricefish Common Stock.	Short-form registration statement pursuant to Regulation A of the Securities Act of 1933, as amended.

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Comment [JMP20]: SEC Comment #20

4. *(a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.*

Deleted: ¶ ... [2]

	Event or Milestone		Expected manner of occurrence or method of achievement		Date or number of months after receipt of proceeds should be accomplished
(1)	Boost website traffic from search engines. (both paid and free, Organic) - Revamp Pricefish.com to be more search engine friendly so that the 250,000 pages on the site are indexed for organic search - Develop paid search campaigns that are profitable; this will require selecting proper keywords that do not cost more than they will return. - Analyze and adjust all landing pages to improve the conversion rate – advertiser click thru's – on the site.		Hire outside consultants with relevant internet traffic experience. Pricefish has already identified an outside consultant with proven experience in these areas. We have begun to employ them on a limited basis. Once we have secured additional funding we plan to employ their skills more aggressively. Consultant is responsible for analyzing Pricefish.com and implementing specific changes to improve organic search from search engine, principally Google. Additionally the Consultant is designing a paid search campaign based on a "long tail" keyword strategy that should deliver profitable traffic to Pricefish.com		Approximately 4 months to see initial results and ongoing thereafter. Initial costs are approximately $10,000 per month – which is exclusive of any media costs from Google and other search engines. Our expectations are that media will be budgeted at $15,000 to $20,000 per month. These amounts will be adjusted based on the quality of the results delivered.
(2)	Increase number of advertisers, merchants, affiliates and joint venture partners.		Hire additional marketing personnel and employ an aggressive marketing strategy.		Approximately 2 to 6 months. Salaries for each

			The Company has identified and engaged a new media; web 2.0 focused personnel recruiter to assist in identifying the best resources for each position. In addition we will print ads and personnel recruiting websites to identify qualified personnel. No new personnel will be hired until new funding is secured.		senior marketing person will be in the $80,000 range plus a variable component based on performance. It is likely that the Company will employ at least two such individuals: one East Coast and another on the West Coast. Recruiter fees will average 25% of first year compensation for each individual hired.

Notes to 4(a):

1. Increasing web traffic is the fundamental aspect of Pricefish's business. Traffic brings visitors and visitors bring leads to merchants. Merchant leads create revenue for Pricefish.

   No traffic, No revenues Cost-effective traffic means profits.

   In the past the Company has conducted Pay Per Click advertising campaigns with Google and other search engines. These campaigns never delivered cost effective (profitable) visitors to Pricefish.

   Additionally we lack internal expertise in programming and organizing our site so that search engines fully indexed the site to achieve "organic" or free traffic from Internet searches.

   Pricefish has already identified an outside consultant with proven experience in these areas. We have begun to employ them on a limited basis. Once we have secured additional funding we plan to employ their skills more aggressively

   Also we plan to implement web analytics on our site to measure the progress that the consultants make.

2. Recruiting the best merchants, identifying and closing the most profitable joint ventures., etc. all require experienced well-connected marketing resources.

For Pricefish to turn profitable we will have to aggressively search for, propose and close new long-term relationships with advertising agencies, large merchants and information publishers.

(b) *State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12).*

Failure to achieve our milestones would result in a delay in growth of the Company's business and would have a material affect upon our liquidity and our ability to operate as a going concern.

For example if we cannot cost effectively attract visitors to our site then existing merchants will likely defect, it will be difficult to attract new merchants and qualified personnel and we will likely continue to incur losses.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

We arbitrarily determined the price of the shares in this offering and it is not an indication of the actual value of the Company. Therefore, the offering price bears no relationship to our book value, assets or earnings, or to any other recognized measure of value and it should not be regarded as an indicator of any future market price of the securities.

5. *What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)*

Total: For the Year Ended June 30, 2007

Net Loss:	($797,466.00)
Loss Per Share:	($0.04)
# Shares Outstanding:	25,000,000

6. *If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.*

Offering Price Per Share / Net After-Tax Earnings Last Year Per Share	=	**NONE** (price/earnings multiple)

The Company was not profitable in each of its last two fiscal years.

Comment [JMP21]: SEC Comment #21

7. (a) *What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.*

Comment [JMP22]: SEC Comment #22

The net tangible book value per share is:

As of 9/30/2007: $0.01

As of 6/30/2007: $0.02

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

Deleted: For the year ended June 30, 2007: . . $772,308

The net tangible book value per share is substantially less than this offering price of $1.00 per share.

We arbitrarily determined the price of the shares in this offering and it is not an indication of the actual value of the Company. Therefore, the offering price bears no relationship to our book value, assets or earnings, or to any other recognized measure of value and it **should not** be regarded as an indicator of any future market price of the securities.

(b) *State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)*

On May 31st, 2007, the Company issued 2,500,000 shares of Common Stock to John P. Casey, a non-affiliate, at a purchase price of $0.20 per share, for a total cash investment of $500,000. This private offering was conducted pursuant to the exemption from registration provided for by Section 4(2) of the Securities Act of 1933, as amended.

At the time of sale (and presently), John P. Casey bore no relation to the Company

8. (a) *What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)*

If the maximum amount of shares being qualified in this offering are sold, the investors will hold an aggregate of 20.00% of the total common shares issued and outstanding.

Comment [JMP23]: SEC Comment #1

Deleted: registered

(b) *What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price or exercise or conversion price if common stock is not offered.)*

Comment [JMP24]: SEC Comment #23

Management is attributing to the Company a post-offering value of $28,673,750.

Deleted: not implicitly

Deleted: ny

Deleted:

Deleted: to the Company

Deleted: W

However, it must be noted that we arbitrarily determined the price of the shares in this offering and it is not an indication of the actual value of the Company post offering. Therefore, the offering price bears no relationship to our book value, assets or earnings, or to any other recognized measure of value and it **should not** be regarded as an indicator of any future market price of the securities or the Company's future overall book value.

** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:*

N/A

These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be:

N/A

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

Comment [JMP25]: SEC Comment #24

9. (a) *The following table sets forth the use of the proceeds from this offering:*

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	N/A	$3,673,750 100%
Less: Offering Expenses		
Commissions & Finder Fees	N/A	$0.00 0.00%
Legal & Accounting	N/A	$0.00 0.00%
Copying & Advertising	N/A	$0.00 0.00%
Other (Specify):	N/A	$0.00 0.00%
Net Proceeds:		**$3,673,750** **100%**
USE OF NET PROCEEDS:		
BUSINESS MARKETING, ADVERTISING, AND PROMOTION:		
Marketing Personnel	N/A	$172,150 4.7%
Paid Search Consultants	N/A	$336,000 9.1%
Search Engine Media Expenditures	N/A	$280,000

		7.6%
Trade Shows	N/A	$60,000 1.6%
Offline Advertising	N/A	$125,000 3.4%
Direct Marketing and List Rentals	N/A	$120,000 3.3%
Misc. Expenses	N/A	$8,975 0.2%
SUB-TOTAL:		**$1,102,125[1*] 30%**
PRODUCT DEVELOPMENT:		
R&D of new functionality & techniques	N/A	$259,200 7.1%
Maintenance and Support of Existing tech platforms	N/A	$259,200 7.1%
Content creation: video, audio, etc.	N/A	$360,000 9.8%
Software licensing	N/A	$40,000 1.1%
SUB-TOTAL:		**$918,400[2*] 25%**
MERCHANT RECRUITING:		
Merchant Support Personnel	N/A	$162,000 4.4%
Merchant targeted marketing, advertising, and promotions	N/A	$380,000 10.3%
Merchant specific website enhancements	N/A	$160,000 4.4%
Training of staff	N/A	$30,000 0.82%
Misc. expenditures	N/A	$2,750 0.07%
SUB-TOTAL:		**$734,750[3*] 20%**
CUSTOMER SUPPORT & OPERATIONS:		
Customer Support Personnel	N/A	$216,000 5.9%
Customer Support automated enhancements	N/A	$151,200 4.0%
Training	N/A	$45,000 1.2%

	SUB-TOTAL:		412,200[4*] 11%
WORKING CAPITAL			
Company Development & General Working Capital		N/A	$506,275 14%
	SUB-TOTAL:		$506,275[5*] 14%
TOTAL USE OF NET PROCEEDS			$3,673,750 100%
***Figure indicates priority**			

Comment [JMP26]: SEC Comment #25

Deleted: ¶
If Minimum Sold¶
Amount ¶
% ... [3]

(b) *If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.*

The first $240,000 will be used for Marketing and Advertising.

Comment [JMP27]: SEC Comment #26

The next $120,000 will be invested in Product Development

The next $120,000 will be invested in Merchant Recruiting

The next $120,000 will be invested in Customer Support.

Once these targets have been achieved successive investment will be allocated on 2:1:1:1 weighting and order, for each additional $100,000 raised, where Marketing will receive twice the investment dollars as each of their other categories. Product Development, Merchant Recruiting, and Customer Support will each receive equal allocations in the order listed.

Therefore is an additional $100,000 is raised after the initial $600,000 it would be distributed as follows: Marketing: $40,000, then Product Development: $20,000, then Merchant Recruiting: $20,000 and then Customer Support: $20,000.

Deleted: See corresponding numbers next to each item. ¶

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and

promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) *If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.*

None

(b) *If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.*

None

(c) *If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.*

None

(d) *If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:*

None

11. *Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.*

The Company currently has cash flow and liquidity problems, and anticipates having such problems within the next twelve months.

Comment [JMP28]: SEC Comment #27

The Company is not currently in breach or default of any note, loan, lease or other form of indebtedness, nor does it anticipate have such problems within the next proceeding twelve months.

The Company is not currently subject to any unsatisfied judgments, liens, or settlements, nor does it anticipate being subject to such in the next proceeding twelve months.

Deleted: The Company does not anticipate any cash flow problems, and has no judgments, loans, or liens whatsoever.

12. *Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.*

The proceeds from this offering may not satisfy the Company's cash requirements for the next 24 months. It is possible that the Company will seek to raise additional funds from additional investments in the capital stock of the Company.

Deleted: It is anticipated by Management that the proceeds from this offering will satisfy the Company's cash requirements for the next 12 months.

However, if a sufficient amount of proceeds are not raised, the Company may require a second offering for building additional capital.

CAPITALIZATION

13. *Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:*

Amount Outstanding

	As of: 6/30/2007	As Adjusted Minimum	As Adjusted Maximum
Debt:	1,085		1,085
Short-term debt (average interest rate n/a%)	0		0
Long-term debt (average interest rate: n/a%)	0		0
Accrued Expenses	1,085		1,085
Convertible Debentures	0		0
Total Debt	1,085		1,085
Stockholders equity (deficit):	0		0
Preferred stock – par or stated value (by class of preferred in order of preferences)	0		0
Common Stock – par or stated value	0		0
Additional paid in capital	3,155,358		3,155,358
Retained earnings (deficit)	(2,383,050)		(2,383,050)
Total stockholders equity (deficit)	772,308		772,308
Total Capitalization	772,308		772,308

Number of preferred shares authorized to be outstanding: 5,000,000, par value $0.000001

Number of Class of Preferred		Par Value Shares Authorized		Per Share
N/A		N/A		N/A

Number of common shares authorized: 40,000,000

Par or stated value per share, if any: $0.000001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:

N/A. The company does not have any existing convertible securities outstanding.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

    [X] Common Stock
    [ ] Preferred or Preference Stock
    [ ] Notes or Debentures
    [ ] Units of two or more types of securities composed of:

    ____

    [ ] Other: ______________________

15. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (specify):

Explain: ______________________

16. Are these securities convertible: [ ] Yes [X] No
    If so, state conversion price or formula.
    Date when conversion becomes effective: / /
    Date when conversion expires: / /

17. (a) If securities are notes or other types of debt securities: **N/A**

    (1) What is the interest rate? ______%
    If interest rate is variable or multiple rates, describe: ______________________

    (2) What is the maturity date? _____/_____/______
    If serial maturity dates, describe: ______________________

    (3) Is there a mandatory sinking fund? [ ] Yes [ ] No

    (4) Is there a trust indenture? [ ] Yes [ ] No
    Name, address and telephone number of Trustee

    (5) Are the securities callable or subject to redemption? [ ] Yes [ ] No

Describe, including redemption prices:______________________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No
Describe: ______________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or payment? $______________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $______________

How much indebtedness is junior (subordinated) to the securities? $______________

(b) *If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.*

N/A

		Last Fiscal Year		
		Actual	Proforma	
			Minimum	Maximum
"Earnings" / "Fixed Charges"	=	________	________	________
If no earnings, show "Fixed Charges" only		________	________	________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. *If securities are Preference or Preferred stock:* **N/A**

Are unpaid dividends cumulative?	[ ] Yes [ ] No
Are securities callable?	[ ] Yes [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. *If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:*

    None

20. *Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):* $_________

    None

PLAN OF DISTRIBUTION

21. *The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:*

N/A

22. *Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)*

N/A

23. *Describe any material relationships between any of the selling agents or finders and the Company or its management.*

N/A

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. *If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:*

Name:	Mark Dresner	Name:	Ben Epstein
Address:	32 Redwood Dr.	Address:	1301 Avenue O
	Dix Hills, NY 11746		Brooklyn, NY 11230
Tel. No.	(212) 633-9995	Telephone No.:	(212) 633-9995

25. *If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions?* [ ] Yes [X] No

26. (a) *Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:*

N/A

(b) *Date at which funds will be returned by escrow agent if minimum proceeds are not raised:*

N/A

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

Deleted: ¶

N/A

27. *Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:*

Comment [JMP29]: SEC Comment #1

Deleted: registered

The shares outstanding being qualified for re-sale in this offering are subject to Rule 144, and are subject to a lock-up or leak-out. These shares will no longer be restricted by Rule 144 and will be freely transferable upon the qualification of this Form 1-A by the SEC, subject to lock-up and leak-out agreements that the Company may implement.

The Company anticipates that current shareholders will be subject to a leak-out for a period of 90 days, 180 days and 270 days after the effective date of the Registration Statement, the investor agrees that he, she or it will not offer to sell, contract to sell or otherwise sell (including without limitation in a short sale) or dispose of 75%, 50% and 25%, respectively, of the shares of Common Stock of the Company.

Comment [JMP30]: SEC Comment #30

Note: *Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.*

Selling Shareholders

Comment [JMP31]: SEC Comment #28

The following table sets forth information with regards to the Selling Shareholders offering of Pricefish, Inc. common stock for their own account:

Investor:	Relationship With Issuer	# Common Shares Held Pre-Offering	% Held Pre - Offering	# Common Shares Offered	% Held Post - Offering
Casey, John P.	Beneficial Owner	1,625,000	6.5%	593,750	4.125%
Casey, Joseph W.	None	62,500	0.25%	62,500	0.00%
Kenney, Dianne M.	None	62,500	0.25%	62,500	0.00%
Casey, Richard R.	None	62,500	0.25%	62,500	0.00%
Casey, William H.	None	62,500	0.25%	62,500	0.00%
Christ, Richard	None	125,000	0.5%	125,000	0.00%
Ervin, Brad	None	62,500	0.25%	62,500	0.00%
Harris, Robert	None	37,500	0.15%	37,500	0.00%
Lewis, Merle D. and Barbara K.	None	43,750	0.175%	43,750	0.00%
Schmeltje, Stephen	None	125,000	0.5%	125,000	0.00%
Sheaffer, Brian	None	18,750	0.075%	18,750	0.00%
Terranova, Christina Asselta, John	None	62,500	0.25%	62,500	0.00%
Werner, Michael	None	7,500	0.03%	7,500	0.00%

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. *If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:*

The Company has never paid dividends, and does not anticipate paying dividends in the near future.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. *Chief Executive Officer:* *Title:* President & Chief Executive Officer

Name: Mark Dresner *Age:* 51

Office Street Address:

Pricefish, Inc.
32 Broadway, New York, NY 10004

Telephone No.: (212) 633-9995

Biography:

Mr. Dresner is an experienced executive and entrepreneur who has created, developed and operated businesses over his twenty-five year career. Prior to joining Pricefish Mr. Dresner was a Marketing and Business Consultant, and co-founder of *Infinite Technology Group*, a New York based technology services provider.

Infinite grew to be an $80-plus Million, full service "Interactive Integrator/Advertising Agency" whose services included Strategic Business Consulting, Interactive Content Creation, Web development, Internet Connectivity, Application Development, and Technical Services.

Previously, Mr. Dresner held the position of Senior Sales Executive at *Digital Equipment Corporation*, at the time, the second largest computer manufacturer in the U.S. At *Digital*, he was responsible for business development within New York City and, successfully identified and developed high margin, nontraditional markets for the company's products and services. Early in his career, Mr. Dresner was instrumental in integrating emerging computer and network technologies into product development and marketing for a leading financial institution.

Mark Dresner has earned both industry and overall business recognition, including: *Entrepreneur of the Year Award, Long Island Fast 50, VAR Business 500*, and Inc. Magazine's *Inc. 500* (two-time winner). Mr. Dresner holds a B.S. degree in Marketing from *Long Island University* and an M.S. in Computer Science from *New York Institute of Technology.*

Employment History:

2007 – present Pricefish, Inc. AND Marketing and Business Consultant

2006 – 2007 Marketing and Business Consultant

2005 – 2006 Pricefish, Inc.

2004 – 2005 Marketing and Business Consultant

1994 – 2004 Infinite Technology Group

1985 – 1994 Digital Equipment Corporation

1979 – 1985 New York Life Insurance Company

Also a Director of the Company: [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

30. Chief Operating Officer: **NONE** Title: _____

Name:_______________ ______Age: ______

Office Street Address:

____

____

Telephone No.: _________________________________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer:

Title: Chief Financial Officer

Name: Ben Epstein *Age:* 59

Office Street Address:

Pricefish, Inc.
32 Broadway, New York, NY 10004

Telephone No.: (212) 633-9995

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Biography:

Ben Epstein, Chief Financial Officer - For the past twenty-two years Mr. Epstein has owned and operated his own public accounting firm in New York. He became the Chief Financial Officer of Pricefish on July 8, 2003, the date of the Company's formation in the State of New York. He has served in this capacity through the present time.

Comment [JMP32]: SEC Comment #31

Previously, Mr. Epstein was employed at *Richard Eisner & Company* from 1974 through 1983 where he rose to the position of Audit Manager.

Since 1977 Mr. Epstein has been a licensed CPA. He graduated in 1976 with an MBA from Long Island University, Brooklyn Campus.

Also a Director of the Company: [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Part-Time; As Required.

32. *Other Key Personnel:* **NONE** *Title:*

Name: *Age:*

Office Street Address:

Telephone No.:

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Also a Director of the Company: [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

DIRECTORS OF THE COMPANY

33. *Number of Directors:* 2 *If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:*

    Directors are elected annually by the shareholders. There are no voting trusts or other arrangements.

    The Company's Directors are Mark Dresner and Ben Epstein.

34. *Information concerning outside or other Directors (i.e. those not described above):*

N/A

(A) Name:________________ Age: __________

Title: _______________

Office Street Address:

____

____________________ Telephone No.:______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) *Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?*

[ ] Yes [X] No Explain:

(b) *If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.*

N/A

(c) *If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.*

The Company is currently conducting operations.

(d) *If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.*

The Company's personnel include three persons. The Company also engages independent contractors for specific employment purposes on an at will basis.

All independent contractors are employed through *Platinum Services, Inc.*, a professional employer organization (PEO).

(e) *If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.*

N/A

36. *If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.*

N/A

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. *Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.*

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Common Stock					
Mark Dresner	$0.000001	3,625,000	14.5%	3,625,000	14.5%

Office Street Address:

Pricefish, Inc.
32 Broadway, New York, NY 10004

Telephone No.: (212) 633-9995

Principal Occupation: President & CEO of Pricefish, Inc.

38. *Number of shares beneficially owned by Officers and Directors as a group:*

Before offering: 4,364,620 shares (17.458% of total outstanding)

After offering:

a) Assuming minimum securities sold: 4,364,620 shares (17.458% of total outstanding)
b) Assuming maximum securities sold: 4,364,620 shares (15.221% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39.

(a) *If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.*

Mark Antebi, Elliot Antebi, and Barry Antebi, all of whom are beneficial and record owners of more than 5% of the Company's outstanding common shares, are of blood relation.

Comment [JMP33]: SEC Comment #32

Deleted: N/A

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

N/A

Deleted: '

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

N/A

40. Remuneration

(a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

Deleted: (a) .

	Cash	Other
President & Chief Executive Officer:		
Mark Dresner	$20,000	
Arnon Scheflan (Former CEO, no longer with Company)	$146,750	
Chief Financial Officer:		
Ben Epstein	$18,333	
Total:	$185,083	
Directors as a group (number of persons 2)	$38,333	

(b) *If remuneration is expected to change or has been unpaid in prior years, explain:*

Deleted: (b) .

The Company anticipates keeping remuneration the same. However, Arnon Scheflan, the Company's former CEO, is no longer employed by or related to the Company, and will not be receiving any remuneration whatsoever in the future.

Deleted: *(c)*

(c) *If any employment agreements exist or are contemplated, describe:*

The Board of Directors intends to sign multiple year management contracts with the key management positions as well as provide future stock option plans for employees, contractors, officers and Directors of the corporation.

Comment [JMP34]: SEC Comment #33

Deleted: None

41. (a) *Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:*

0 shares (0% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities).

Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

N/A

(b) *Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:* 0 *shares.*

N/A

(c) *Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.*

N/A

42. *If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:*

The Board of Directors intends to sign multiple year management contracts with the key management positions as well as provide future stock option plans for employees, contractors, officers and Directors of the corporation.

Note: *After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Comp'ny's development.*

Deleted: a

LITIGATION

43. *Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Comp'ny's business, financial condition, or operations, including any litigation or action involving the Comp'ny's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Comp'ny's business, financial condition, or operations.*

Deleted: a

Deleted: a

Deleted: a

None

Deleted: <#>¶

FEDERAL TAX ASPECTS.

Deleted: <#>FEDERAL TAX ASPEC

Deleted: <#>TS¶
4

Deleted: 4. .

44. *If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.*

N/A

Note: *Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.*

MISCELLANEOUS FACTORS

45. *Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.*

None

FINANCIAL STATEMENTS

46. *Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.*

See Exhibit 1.1 for Balance Sheet, Statements of Income, Cash Flow and other stockholder's equity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. *If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.*

Losses were incurred by the Company due to the following reasons:

- High marketing costs due to very competitive marketplace
- Marketing efforts that did not effectively convert to sales
- Delays in Pricefish service development, and
- Higher than expected personnel costs.

To address these factors the Company has replaced marketing and development personnel with outside service providers that are more closely tied to performance metrics and instituted a search for personnel that is better aligned with the Company's needs.

48. *Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.*

To date, Pricefish has not been profitable and from 2006 to 2007 both our revenues and expenses declined. We feel that profits have been elusive due to our inability to cost effectively attract visitors to our site and to convert the visitors we do attract to leads for our merchants, which is how Pricefish derives revenues.

Deleted: The m

In an effort to reverse this trend Pricefish has restructured its staff and engaged outside consultants that have a successful track record of Internet marketing experience. Specifically Consultants are charged with driving organic traffic from search engines and developing and implement a profitable paid search campaign.

These efforts may take several months to achieve the desired results. Therefore it is possible and probable that Pricefish will continue to experience losses and decreased revenues until traffic to our site increases according to our plan.

However, the overall market continues to be robust for companies that make finding things on the Internet quicker and easier for consumers (Internet Search). In fact, for

this very reason, Company competitors continued to be purchased at very attractive multiples. In fact, in July 2007 online marketing firm ValueClick Inc. agreed to pay up to $352 million to buy MeziMedia Inc. owner of Pricefish competitor Smarter.com. Previously other Pricefish competitors were acquired: Shopping.com was acquired by eBay for $620 million. Shopzilla acquired by E. W. Scripps Co. for $525 million, and Pricegrabber acquired by Experian for $485 million). Given these facts, the Company believes that their business model and the underlying economics will have a favorable impact over the next 12 months, despite the fact that we have yet to be profitable.

Deleted: arket continues to be robust for companies that make finding things on the Internet quicker and easier for consumers (Internet Search). In fact, for this very reason, Company competitors continued to be purchased at very attractive multiples. The Company believes that their business model and the underlying economics will have a favorable impact over the next 12 months.

49. *If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:* N/A%. *What is the anticipated gross margin for next year of operations? Approximately N/A%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.*

The company provides an Internet-based service that matches consumers with products they wish to buy, from recommended merchants (our advertisers). In prior years the Company has sustained losses, and may continue to sustain losses in the future, as the Company is still in the development stage of operations.

50. *Foreign sales as a percent of total sales for last fiscal year:* 0 %. *Domestic government sales as a percent of total domestic sales for last fiscal year:* 0 %. *Explain the nature of these sales, including any anticipated changes:*

N/A

PART III — EXHIBITS

Item 1. Index to Exhibits

Exhibit No.	Description
1.1	Financial Statements
2.1	Certificate of Incorporation
2.2	Certificate of Amendment to the Certificate of Incorporation
2.3	Amended & Restated Certificate of Incorporation
3.1	By-laws
4.1	Subscription Agreement
5.1	Legal Opinion
6.1	Pricefish Merchant Agreement
7.1	Servicer Provider Agreements
8.1	Sample Convertible Note Issued 2005 & Conversion Notification to Shareholders

Item 2. Description of Exhibits

1.1 Pricefish, Inc. Financial Statements.

2.1 Certificate of Incorporation of Price Fish, Inc. filed with the Secretary of State of the State of New York on July 8, 2003

2.2 Certificate of Amendment of the Certificate of Incorporation of Price Fish, Inc. filed with the Secretary of State of the State of New York on May 9, 2005 therein changing the name of the corporation to "Pricefish, Inc."

2.3 Amended and Restated Certificate of Incorporation of Pricefish, Inc., filed with the Secretary of State of the State of New York on September 27, 2007, changing the authorized capital structure of the Corporation.

3.1 By-laws of Pricefish, Inc.

4.1 Subscription Agreement to be used in connection with this Regulation A offering.

5.1 Opinion of Counsel as to the legality of the securities covered by the Offering Statement.

6.1 Pricefish Merchant Agreement

7.1 Service Provider Agreements

8.1 Sample Convertible Note issued to several shareholders commencing in 2005. All of the Notes were convertible, in accordance with the note terms, in 2007. Includes the conversion notification sent to all of the former noteholders, now common shareholders.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on December 17, 2007.

Deleted: on October 11, 2007

Pricefish, Inc.

By: (Signature and Title):

/s/ Mark Dresner
Mark Dresner, President & CEO, Director

Deleted: ____________________

/s/ Ben Epstein
Ben Epstein, CFO, Director

Deleted: ____________________

SIGNATURES (Continued)

This offering statement has been signed by the Selling Shareholders and on the 17th day of December, 2007.

Deleted: 12th

Deleted: October

Name:	Signature:
Casey, John P.	/s/ John P. Casey
Casey, Joseph W.	/s/ Joseph W. Casey
Kenney, Dianne M.	/s/ Dianne M. Kenney
Casey, Richard R.	/s/ Richard R. Casey
Casey, William H.	/s/ William H. Casey
Christ, Richard	/s/Richard Christ
Ervin, Brad	/s/ Brad Ervin
Harris, Robert	/s/ Robert Harris
Lewis, Merle D. and Barbara K.	/s/ Barbara K. Lewis /s/ Merle D. Lewis
Schmedtje, Stephen	/s/ Stephen Schmedtje
Sheaffer, Brian	/s/ Brian Sheaffer
Terranova, Christina Asselta, John	/s/ Christina Terranova /s/ John Asselta
Werner, Michael	/s/ Michael Werner

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Page 38: [2] Deleted	Joseph M. Patricola	12/6/2007 5:09:00 PM

	Event or Milestone		Expected manner of occurrence or method of achievement		Date or number of months after receipt of proceeds should be accomplished
(1)	Boost website traffic.		Hire outside consultants with relevant internet traffic experience.		Approximately 4 months.
(2)	Increase number of advertisers and merchant affiliates.		Hire additional marketing personnel and employ an aggressive marketing strategy.		Approximately 2 to 6 months.

Page 46: [3] Deleted	Joseph M. Patricola	12/6/2007 5:28:00 PM

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	N/A	$3,673,750.00
Less: Offering Expenses	N/A	$0.00
Commissions & Finder Fees	N/A	$0.00 0.00%
Legal & Accounting	N/A	$0.00 0.00%
Copying & Advertising	N/A	$0.00 0.00%

Business Marketing, Advertising, and Promotion	N/A	$1,102,125.001[1*] 30%
Product Development	N/A	$918,437.50[2] 25%
Merchant Recruiting	N/A	$734,750.00[3] 20%
Customer Support and Operations	N/A	$551,062.50[4] 15%
Net Proceeds From Offering	N/A	$367,375.00 10%
Use of Net Proceeds	N/A	
As Stated and Company Development And Working Capital		$367,375.00[5] 10%
Total Use of Net Proceeds	N/A	$3,673,750.00 100%

* Figure indicates number of priority of uses.

EXHIBITS

EXHIBIT 1.1

FINANCIAL STATEMENTS



PRICEFISH INC.

FINANCIAL STATEMENTS

FOR YEARS ENDING

JUNE 30, 2006 and JUNE 30, 2007

and FOR THREE MONTHS ENDING

SEPTEMBER 30, 2007

PRICEFISH INC.
BALANCE SHEET

(UNAUDITED)

ASSETS

	For Three Months Ending September 30, 2007	For Year Ending June 30, 2007	For Year Ending June 30, 200(
Current Assets:			
Cash	$ 257,880	$ 462,553	$ 768,382
Accounts Receivable	1,188	2,104	-0-
Total Current Assets	259,068	464,657	768,382
Fixed Assets:			
Software development	345,080	345,080	345,080
Furniture and Equipment	32,893	32,893	32,893
Less: Accumulated Depreciation	(74,183)	(69,237)	(49,454)
	303,790	308,736	328,519
Other Assets:			
Financing Costs	-0-	-0-	351,950
TOTAL ASSETS	$ 562,858	$ 773,393	$1,448,851

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:			
Current Liabilities:			
Accrued Expenses	$ 1,085	$ 1,085	$ 3,127
Convertible Debentures	-0-	-0-	2,569,500
Total Current Liabilities	1,085	1,085	2,572,627
Stockholders' Equity:			
Common Stock No par value authorized 40,000,000 shares issued and outstanding at September 30, 2007, June 30, 2007 and 2006, 25,000,000, 25,000,000 and 19,288,125, respectively	3,179,358	3,179,358	461,808
Accumulated Deficit	(2,617,585)	(2,407,050)	1,585,584)
Total Stockholders' Equity	561,773	772,308	(1,123,776)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 562,858	$ 773,393	$ 1,448,851

PRICEFISH INC.
STATEMENT OF OPERATIONS

	For the Three Months Ended September 30th, 2007	For the Year ended June 30, 2007	For the Year ended June 30, 3006
Net Sales	$ 3,100	$ 38,050	$ 63,622
Marketing	850	74,666	444,186
General and Administrative Expenses	212,789	791,978	914,829
Operating Income (Loss)	$ 210,539	$ (828,594)	$ (1,295,393)
Other Income (Expenses)			
Other Income	4	7,128	610
Net Loss	$ 210,535	$(821,466)	$(1,294,783)
Loss per share	$ (.01)	$(.04)	$(.07)
Average number of shares outstanding	25,000,000	19,796,925	19,288,125

PRICEFISH INC.
STATEMENTS OF CASH FLOW

	For Three Months Ending September 30, 2007	For Year Ending June 30, 2007	For Year Ending June 30, 2006
Net Loss	$ (210,535)	$ (821,466)	$ (1,294,783)
Adjustments to Reconcile Net Loss to Net Cash (Used in) Operating Activities:			
Depreciation and Amortization	4,946	19,782	19,782
Changes in Assets and Liabilities:			
Increase in Accounts Receivables	916	(2,104)	10,500
(Decrease) in Accounts Payable		(3,041)	3,125
Increase in accrued expenses		1,000	(9,093)
Cash provided (used by) Operating Activities	(204,673)	(805,829)	(1,270,469)
Investing Activities:			
Fixed Assets		-0-	(22,790)
Cash (used by) Investing Activities		-0-	(22,790)
Financing Activities:			
Proceeds from Sale of Common Stock Net of costs thereon		500,000	-0-
Proceeds from Convertible Debentures		-0-	1,619,500
Financing Cost		-0-	(326,950)
Cash provided (used) by Financing Activities		500,000	1,292,550
Net Decrease in Cash	(204,673)	(305,829)	(709)
Cash Balance - Beginning of Period	462,553	768,382	769,091
Cash Balance - End of Period	257,880	$462,553	$ 768,382
Supplementary Information			
Taxes Paid		$ 455	$ 455
Interest Paid		-0-	-0-
Non cash financing activities:			
Conversation of convertible debentures to common stock-net of costs		$2,217,550	

PRICE FISH
STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock Shares	Amount	Deficit	Total
Balance July 1, 2005	19,288,125	$ 461,808	($290,800)	$ 171,008
(Loss) in the period			(1,294,784)	(1,294,784)
Balance June 30, 2006	19,288,125	461,808	(1,585,584)	(1,123,776)
(Loss) in the period			(821,466)	(821,466)
Conversion of financial debentures Net of cost of $351,950	3,211,875	2,217,550		2,217,550
Sale of Shares	2,500,000	500,000		500,000
Balance June 30th, 2007	25,000,000	3,179,358	(2,407,050)	(772,308)
(Loss) in the period			(210,535)	(210,535)
Balance September 30th, 2007	$25,000,000	$3,179,358	$2,617,585)	$561,773

Price Fish Inc.
Notes to Financial Statements

NOTE A - Summary of Significant Accountant Policies

This summary of significant accounting policies of Pricefish_ Inc. (the Company) is presented to assist in understanding the Company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

1. Business Organization
The Company was formed in New York State in 2003 as an alternative Consumer Shopping service where it utilizes the formula of obtaining the best price for a retail web consumer. Pricefish is an online comparison shopping service and features an advanced website which allows its users the unparalleled ability to find particular products. The Company had limited sales activity and devoting most of its' resources in developing software and raising capital.

2. Accounting Basis
These financial statements have been prepared on the accrual basis of accounting following generally accepted accounting principles of the United States of America consistently applied.

3. Dividends
The Company has not yet adopted a policy regarding the payment of dividends.

4. Development Stage Company
The Company is currently in the development state and to date its' activities have been limited to developing software and capital formation. The Company has limited revenue and in accordance with SFAS No. 7, is considered a Development Stage Company.

5. Use of Estimates
The preparation of Financial Statements in accordance with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Price Fish Inc.
Notes to Financial Statements

6. Cash and Cash Equivalents
All highly liquid investments with original maturities of three months or less at the date of acquisition are considered cash equivalents. These investments primarily consist of money market funds and commercial paper.

7. Revenue
The Company markets its services to retail and online entities who sell their merchandise through e-commerce. The Company charges a fee when a potential web consumer clicks on to a client through our web-site. The Company recognizes revenue when the consumer clicks on our customer site.

8. Accounts Receivable/Deferred Income
Accounts receivable consist of credit card and trade receivables arising in the normal course of business when a consumer clicks on to our customer web-site. If the customer has a deposit for future clicks, the deposit is reduced and any deposit monies owed is recorded as deferred income.

9. Credit Risk
Financial Instruments that potentially subject the company to concentrations of credit risk consist principally of cash accounts in financial institutions, which from time to time exceeds the Federal depository insurance coverage limit. Cash and cash equivalents exceeded federally insured limits.

10. Software Development Costs
Per the Statement of Financial Accounting Standards (SFAS) Number 86, as further refined by Statement of Position (SOP) 98-1, the costs associated with internally developed software costs can be capitalized and amortized over the assets expected useful life. Costs of internally developed software are capitalized based upon the technological feasibility of the software product. The capitalized software costs are amortized over the products' estimated economic lives, beginning when the underlying products are available to generate revenue from customers. Each quarter, the Company analyzes the realizability of its recorded software assets under the provisions of SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed." Training, administration, regular maintenance and other costs are expensed. At September 30, 2007, June 30, 2007 and June 30 2006, the Company had costs remaining which have not been amortized in the amount of $270,897, $300,625 and $285,843 respectively in capitalized software development costs. These costs will be amortized over their economic life.

11. Property and Equipment
Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Fixed assets purchased under capital leases are depreciated on a straight-line basis over the lesser of the estimated useful life of the asset or the lease term. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed and any gain or loss is reflected in the results of operations. Maintenance and repair expenditures are charged to operations as incurred.

Price Fish Inc.
Notes to Financial Statements

12. Impairment of Long-Lived Assets

The Company assesses the recoverability of its long-lived assets on an annual basis or whenever adverse events or change in circumstances or business climate indicate that expected undiscounted future cash flows related to such long-lived assets may not be sufficient to support the net book value of such assets. Such a triggering event could include a significant decrease in the market value of an asset, or a significant change in the extent or manner in which an asset is used or a significant physical change in an asset. If undiscounted cash flows are not sufficient to support the recorded assets, impairment is recognized to reduce the carrying value of the long-lived asset to the estimated fair value. Estimated fair value is determined by discounting the future expected cash flows using a current discount rate in effect at the time of impairment. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. Additionally,in conjunction with the review for impairment, the remaining estimated lives of certain of the Company's long-lived assets are assessed.

The Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of*. For purposes of SFAS No. 144, impairment exists when the carrying value of a long-lived assets exceeds its fair value. An impairment loss is recognized only if the carrying value of a long-lived asset is not recoverable and exceeds its fair value. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result form the use and eventual disposition of the asset. There were no such impairment losses during the years ended June 30, 2006 and 2007 and the three months ended September 30, 2007.

13. General and Administrative Expenses

General and administrative expenses consist primarily of payroll and related expenses for executive and administrative personnel, facilities expenses, professional fees, depreciation, amortization of intangibles, stock compensation expenses and other general corporate expenses. Following this offering, we will incur additional general and administrative expenses related to operating as a public company, such as increased legal and accounting expenses, increase executive compensation, personnel and employee benefit costs, investor relations costs, non-employee director costs and higher insurance premiums. We expect that the costs of meeting compliance requirements associated with the transition to, and operation as, a public company, including requirements relating to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and requirements to changes in corporate governance practices, will be significant.

Price Fish Inc.
Notes to Financial Statements

14. Income Taxes
Under the Tax Reform Act of 1986, the benefits from net operating losses carried forward may be impaired or limited in certain circumstances. In addition, a valuation allowance has been provided for deferred tax assets when it is more likely than not that all or some portion of the deferred tax asset will not be realized. The Company has established a full valuation allowance on the aforementioned deferred tax assets due to the uncertainty of realization.

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. Under the Tax Reform Act of 1986, the benefits from net operating losses carried forward may be impaired or limited in certain circumstances.

16. Advertising Costs
Advertising cost is expensed as incurred.

17. Recent Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157"). This Statement defines fair value, established a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. We are currently evaluating the impact on our financial statements of FAS 157, which will become effective for us on June 1, 2008.

18. Domain Name and 800 Telephone Number Transactions
The Company operates under one domain name: Pricefish.com.
The estimated useful lives of the assets are as follows:

Computer & Peripherals	5 Years
Furniture & Fixtures	7 Years

For Federal income tax purposes, depreciation is computed straight-line using the half-year convention. Expenditures for maintenance and repairs are charged to expense as incurred. The estimated lives are similar for tax and accounting.

Price Fish Inc.
Notes to Financial Statements

NOTE B - Commitments and Contingencies

Rentals Under Operating Leases
The Company leases its offices on long term operating leases. The following is a schedule of the minimum rental payments required under the operating leases that have remaining non-cancellable lease terms:

Year Ended June 30,	Amount
2008	$19,478
2009	20.062
2010	8,492

NOTE C - Common Stock

1. Convertible Debentures

On June, 2005, the Company sold Convertible Debentures in the amount of $950,000 and an additional $1,619,500 during the fiscal year ended June 30, 2006, having a total outstanding of $2,569,500. These Convertible Debentures were converted at $.80 a share at June 30, 2007.

Costs associated with this financing of $351,950 was deducted from the common stock account.

2. Sale of Common Stock

In June 2007 the company issued 2,500,000 shares for $500,000 ($.20 a share).

NOTE D - Key Operating Officers

The Company's principal officers possess the necessary experience to develop the company. Under provisions of Financial Accounting Standards Board Statement 105, this puts the Company at a high degree of risk if they were no longer able to function in that capacity.

Price Fish Inc.
Notes to Financial Statements

NOTE E - Earnings (Loss) Per Share

Basic net earnings (loss) per common share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of the convertible debentures. In periods where losses are reported, the weighted average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive for the two years ended June 30th 2006 and 2007 and for the three months ended September 30, 3007.

NOTE F: Going Concern

The Accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. However, the Company has incurred a significant Net Loss and is dependent on new Capital funding. This raises substantial doubt about the Company's ability to continue as a Going Concern. These financial statements do not include any adjustments that might result from this uncertainty.

EXHIBIT 2.1

CERTIFICATE OF INCORPORATION OF PRICEFISH, INC.

F090708000392

New York State
Department of State
Division of Corporations, State Records
and Uniform Commercial Code
Albany, NY 12231

(This form must be printed or typed in black ink)

CERTIFICATE OF INCORPORATION
OF

Price Fish, Inc.
(Insert corporate name)

Under Section 402 of the Business Corporation Law

FIRST: The name of the corporation is: Price Fish, Inc.

SECOND: This corporation is formed to engage in any lawful act or activity for which a corporation may be organized under the Business Corporation Law, provided that it is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The county, within this state, in which the office of the corporation is to be located is: Kings County

FOURTH: The total number of shares which the corporation shall have authority to issue and a statement of the par value of each share or a statement that the shares are without par value are: 200 No Par Value

FIFTH: The secretary of state is designated as agent of the corporation upon whom process against the corporation may be served. The address to which the Secretary of State shall mail a copy of any process accepted on behalf of the corporation is:

Eric H. Melzer, Esq., c/o Greenbaum, Rowe, Smith
99 Wood Avenue South
Iselin, NJ 08830

SIXTH: (optional) The name and street address in this state of the registered agent upon whom process against the corporation may be served is:

DOS-1239 (Rev. 5/03)

F030708000392

SEVENTH: *(optional--the existence of the corporation begins on the date the certificate of incorporation is filed by the Department of State. Corporate existence may begin on a date not to exceed 90 days, after the date of filing by the Department of State. Complete this paragraph only if you wish to have the corporation's existence to begin on a later date, which is not more than 90 days after the date of filing by the Department of State.)* The date the corporate existence shall begin is: ______________

Incorporator Information Required

X [signature]
(Signature)

Eric H. Melzer, Esq.
(Type or print name)

c/o Greenbaum, Rowe, Smith, et als.
99 Wood Avenue South
(Address)

Iselin, NJ 08830
(City, State, Zip code)

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED JUL 08 2003
TAX $ 10
BY: [illegible]
KINGS

FILED
2003 JUL -8 PM 12:09

CERTIFICATE OF INCORPORATION OF

Price Fish, Inc.
(Insert corporate name)

Under Section 402 of the Business Corporation Law

RECEIVED
2003 JUL -8 AM 10:02

Filed by: Eric H. Melzer, Esq.
(Name)
c/o Greenbaum, Rowe, Smith, et als.
99 Wood Avenue South
(Mailing address)
Iselin, NJ 08830
(City, State and Zip code)

Note: This form was prepared by the New York State Department of State for filing a certificate of incorporation for a business corporation. It does not contain all optional provisions under the law. You are not required to use this form. You may draft your own form or use forms available at legal stationery stores. The Department of State recommends that legal documents be prepared under the guidance of an attorney. The fee for a certificate of incorporation is $125 plus the applicable tax on shares required by Section 180 of the Tax Law. The minimum tax on shares is $10. The tax on 200 no par value shares is $10 (total $135). Checks should be made payable to the Department of State for the total amount of the filing fee and tax.

030708000409

N. Y. S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS ALBANY, NY 12231-0001

FILING RECEIPT

ENTITY NAME: PRICE FISH, INC.

DOCUMENT TYPE: INCORPORATION (DOM. BUSINESS) COUNTY: KING

SERVICE COMPANY: ** NO SERVICE COMPANY ** SERVICE CODE: 00 *

FILED:07/08/2003 DURATION:PERPETUAL CASH#:030708000409 FILM #:030708000392

ADDRESS FOR PROCESS

ERIC H. MELZER, ESQ.
C/O GREENBAUM, ROWE, SMITH 99 WOOD AVENUE SOUTH
ISELIN, NJ 08830

EXIST DATE

07/08/2003

REGISTERED AGENT

STOCK: 200 NPV


STATE OF NEW YORK
DEPARTMENT OF STATE

FILER	FEES	160.00	PAYMENTS	160.00
	FILING	125.00	CASH	0.00
ERIC H. MELZER, ESQ.	TAX	10.00	CHECK	160.00
C/O GREENBAUM ROWE SMITH ET AL	CERT	0.00	CHARGE	0.00
99 WOOD AVENUE SOUTH	COPIES	0.00	DRAWDOWN	0.00
ISELIN, NJ 08830	HANDLING	25.00	BILLED	0.00
			REFUND	0.00

EXHIBIT 2.2

CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION OF PRICEFISH, INC.

F050509000312

New York State
Department of State
Division of Corporations, State Records
and Uniform Commercial Code
41 State Street
Albany, NY 12231
www.dos.state.ny.us

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF

Price Fish, Inc.
(Insert Name of Domestic Corporation)

Under Section 805 of the Business Corporation Law

FIRST: The name of the corporation is: Price Fish, Inc.

If the name of the corporation has been changed, the name under which it was formed is:

SECOND: The date of filing of the certificate of incorporation with the Department of State is:
July 8, 2003

THIRD: The amendment effected by this certificate of amendment is as follows: (Set forth each amendment in a separate paragraph providing the subject matter and full text of each amended paragraph. For example, an amendment changing the name of the corporation would read as follows: Paragraph *First* of the Certificate of Incorporation relating to the corporation name is hereby amended to read as follows: *First: The name of the corporation is:* (new name).)

Paragraph First of the Certificate of Incorporation relating to:
the corporation name

is hereby amended to read in its entirety as follows:
The name of the corporation is Pricefish, Inc.

DOS-1554 (11/03)

F050509000312

FOURTH: The certificate of amendment was authorized by: (Check the appropriate box)

☒ The vote of the board of directors followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

☐ The vote of the board of directors followed by the unanimous written consent of the holders of all outstanding shares.

(Signature) Mark Dresner, President
(Name and Capacity of Signer)

STATE OF NEW YORK
DEPARTMENT OF STATE

MAY 09 2005

FILED
TAX $
BY:

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF

Price Fish, Inc.
(Insert Name of Domestic Corporation)

Under Section 805 of the Business Corporation Law

Filer's Name Mark Dresner

Address Pricefish, Inc., 32 Broadway, Suite 310

City, State and Zip Code New York, NY 10004

NOTE: This form was prepared by the New York State Department of State. It does not contain all optional provisions under the law. You are not required to use this form. You may draft your own form or use forms available at legal stationery stores. The Department of State recommends that all documents be prepared under the guidance of an attorney. The certificate must be submitted with a $60 filing fee, plus the required tax on shares pursuant to §180 of the Tax Law, if applicable.

For Office Use Only

2

State of New York } ss:
Department of State }

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.

Witness my hand and seal of the Department of State on **November 16, 2005**



STATE OF NEW YORK
DEPARTMENT OF STATE

Special Deputy Secretary of State

DOS-1266 (9/05)

EXHIBIT 2.3

AMENDED & RESTATED CERTIFICATE OF INCORPORATION

RESTATED

CERTIFICATE OF INCORPORATION

OF

PRICEFISH, INC.

Under Section 807 of the New York Business Corporation Law

FIRST

The name of the Corporation is Pricefish, Inc.

SECOND

The Certificate of Incorporation was filed with the Department of State on July 8, 2003 pursuant to Section 402 of the Business Corporations Law of the State of New York.

THIRD

The original name of the Corporation was changed on May 9, 2005, pursuant to Section 805 of the Business Corporation Law, from Price Fish, Inc., to Pricefish, Inc.

FOURTH

The amendments effected by these restated articles are as follows:

1. Amending the fourth paragraph of the Certificate of Incorporation relating to the capital structure of the corporation.
2. Adding paragraphs sixth, seventh, eighth and ninth.
3. Changing the purpose, county and the service of process address.

FIFTH

The amended and restated certificate of incorporation was authorized by:

The vote of the board of directors followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders held on August 31, 2007.

The members and Board of Directors of the Corporation have declared that it would be in the best interests of the corporation for its Certificate of Incorporation to be restated so that all of the above amendments are reflected in one current document. Therefore, the Certificate of Incorporation is hereby restated as amended to effect paragraph Fourth as stated above, pursuant to the authority granted by Section 807 of the Business Corporations Law of the State of New York, whereby the text of the Certificate of Incorporation is hereby restated as amended to read as herein set forth in full.

CERTIFICATE OF INCORPORATION

OF

PRICEFISH, INC

Under Section 402 of the New York Business Corporation Law

The undersigned, being of legal age, desiring to form a corporation pursuant to the laws of the State of New York, does hereby certify as follows:

FIRST: The name of the Corporation is Pricefish, Inc. (the "Corporation").

SECOND: This Corporation is formed to engage in any lawful act or activity for which a corporation may be organized under the Business Corporation Law, provided that it is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body.

THIRD: The office of the Corporation in the State of New York shall be located in the County of Rockland.

FOURTH: The aggregate number of shares that the Corporation shall have the authority to issue is 45,000,000 shares of capital stock of which:

(i) 40,000,000 shares shall be of a class of voting Common Stock, par value $0.000001 per share (the "Common Stock"); and

(ii) 5,000,000 shares shall be of a class of Preferred Stock, par value $0.000001 per share (the "Preferred Stock"), for which the Board of Directors (the "Board") is authorized hereby, subject to the limitations prescribed by law and the provisions of this Article, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the New York Business Corporation Law ("NYBCL") to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series of Preferred Stock and the qualifications, limitations or restrictions thereof. The authority of the Board with respect to each series of Preferred Stock, not heretofore designated, shall include, but not be limited to, determination of the following:

(i) the number of shares constituting that series (which may be increased or decreased by the Board) and the distinctive designation of that series (provided that the aggregate number of shares constituting all series of Preferred Stock shall not exceed 5,000,000);

(ii) the dividend rate on the shares of that series, whether dividends shall be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(iii) whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(iv) whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board shall determine;

(v) whether or not the shares of that series shall be redeemable, and if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(vi) whether that series shall have sinking fund for redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(vii) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

(viii) any other relative rights, powers, preferences, qualifications, limitations or restrictions relating to such series which may be authorized under the NRS."

FIFTH: The Secretary of State of the State of New York is designated as the agent of the Corporation upon whom process against the Corporation may be served and the address to which the Secretary of State shall mail a copy of any process against the Corporation served upon him or her is 20 Robert Pitt Drive, Suite 214, Monsey, NY 10952.

SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and its directors and stockholders:

(1) The number of directors of the corporation shall be such as from time to time shall be fixed by, or in the manner provided in the by-laws. Election of directors need not be by ballot unless the by-laws so provide.

(2) The Board of Directors shall have power without the assent or vote of the Stockholders:

(a) To make, alter, amend, change, add to or repeal the ByLaws of the Corporation; to fix and vary the amount to be reserved for any proper purpose; to authorize and cause to be executed mortgages and liens upon all or any part of the property of the Corporation; to determine the use and disposition of any surplus or net profits; and to fix the times for the declaration and payment of dividends.

(b) To determine from time to time whether, and to what times and places, and under what conditions the accounts and books of the Corporation (other than the stock ledger) or any of them, shall be open to the inspection of the stockholders.

(3) The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and as binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract of act would otherwise be open to legal attack because of directors' interest, or for any other reason.

(4) In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of New York, the provisions of this certificate, and to any by-laws from time to time made by the stockholders; provided, however, that no by-laws so made shall invalidate any prior act of the directors which would have been valid if such by-laws had not been made.

SEVENTH: A director of this Corporation shall not be personally liable to the Corporation or its stockholders for damages for any breach of duty in his/her capacity as a director, provided that such provision shall not eliminate or limit the liability of a director:

(i) for any breach of the director's duty of loyalty to the Corporation or its stockholders;

(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or

(iii) for any transaction from which the director derived an improper personal benefit.

EIGHTH: The Corporation shall, to the fullest extent permitted by the NYBCL, as the same may be amended and supplemented from time to time, indemnify any and all persons whom it shall have power to indemnify under the NYBCL. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled whether as a matter of law, under any By-law of the Corporation, by agreement, by vote of stockholders or disinterested directors of the Corporation or otherwise.

NINTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of New York, may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of the NYBCL or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of the NYBCL order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths (3/4) in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed on its behalf by and attested by its President; thereunto duly authorized this 3rd day of September 2007.

/s/ Mark Dresner
Mark Dresner, President

RESTATED

CERTIFICATE OF INCORPORATION

OF

PRICEFISH, INC.

Under Section 807 of the New York Business Corporation Law

Filed By:

Virginia K. Sourlis, Esq.
The Sourlis Law Firm
The Galleria
2 Bridge Avenue
Red Bank, New Jersey 07701

DRAWDOWN ACCOUNT #R0

N. Y. S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS ALBANY, NY 12231-0001

FILING RECEIPT

==

ENTITY NAME: PRICEFISH, INC.

DOCUMENT TYPE: AMENDMENT (DOMESTIC BUSINESS) COUNTY: ROCK
STOCK COUNTY PURPOSES PROCESS PROVISIONS RESTATED

==

FILED:09/27/2007 DURATION:********* CASH#:070927000353 FILM #:070927000326

FILER:

VIRGINIA K. SOURLIS, ESQ.
THE SOURLIS LAW FIRM
THE GALLERIA, 2 BRIDGE AVENUE
RED BANK, NJ 07701

ADDRESS FOR PROCESS:

THE CORPORATION
20 ROBERT PITT DRIVE SUITE 214
MONSEY, NY 10952

REGISTERED AGENT:

STOCK: 45000000 PV .0000010

==

SERVICE COMPANY: THE INCORPORATOR SERVICE CODE: R0

FEES	95.00	PAYMENTS	95.00
FILING	60.00	CASH	0.00
TAX	10.00	CHECK	0.00
CERT	0.00	CHARGE	0.00
COPIES	0.00	DRAWDOWN	95.00
HANDLING	25.00	OPAL	0.00
		REFUND	0.00

==

EXHIBIT 3.1

BY-LAWS OF PRICEFISH, INC.

BY-LAWS

OF

PRICEFISH, INC.

ARTICLE I

Offices

The registered office of Pricefish, Inc. (the "Corporation") shall be at such places, within or without the State of New York, as the Board of Directors (the "Board") determines from time to time or the business of the Corporation requires.

ARTICLE II

Meetings of Shareholders

Section 1. Place of Meetings. Except as otherwise provided in these By-Laws, all meetings of the shareholders shall be held on such dates and at such times and places, within or without the State of New York, as shall be determined by the Board and as shall be stated in the notice of the meeting or in waivers of notice thereof. If the place of any meeting is not so fixed, it shall be held at the registered office of the Corporation in the State of New York.

Section 2. Annual Meetings. The annual meeting of shareholders for the election of directors and the transaction of such other proper business as may be brought before the meeting shall be held on such date after the close of the Corporation's fiscal year, and at such time, as the Board may from time to time determine.

Section 3. Special Meetings. Special meetings of shareholders, for any purpose or purposes, may be called by the Chairman of the Board or by the Chairman of the Board upon the request of at least 50% of the members of the Board.

Section 4. Notice of Meetings. Except as otherwise required by law, whenever the shareholders are required or permitted to take any action at a meeting, written notice thereof shall be given, stating the place, date and time of the meeting and, unless it is the annual meeting, by or at whose direction it is being issued. The notice also shall designate the place where the shareholders' list is available for examination, unless the list is kept at the place where the meeting is to be held. Notice of a special meeting also shall state the purpose or purposes for which the meeting is called. A copy of the notice of any meeting shall be delivered personally or shall be mailed, not less than ten (10) or more than sixty (60) days before the date of the meeting,

to each shareholder of record entitled to vote at the meeting. If mailed, the notice shall be given when deposited in the United States mail, postage prepaid, and shall be directed to each shareholder at his or her address as it appears on the record of shareholders of the Corporation, or to such other address which such shareholder may have filed by written request with the Secretary of the Corporation. Notice of any meeting of shareholders shall be deemed waived by any shareholder who attends the meeting, except when the shareholder attends the meeting for the express purpose of objecting at the beginning thereof to the transaction of any business because the meeting is not lawfully called or convened, or by any shareholder who submits, either before or after the meeting, a signed waiver of notice. Unless the Board, after the adjournment of a meeting, shall fix a new record date for the adjourned meeting or unless the adjournment is for more than thirty (30) days, notice of an adjourned meeting need not be given if the place, date and time to which the meeting shall be adjourned are announced at the meeting at which the adjournment is taken.

Section 5. Quorum. Except as otherwise provided by law or, by the Certificate of Incorporation of the Corporation, at all meetings of shareholders, the holders of a majority of the outstanding shares of the Corporation entitled to vote at the meeting shall be present in person or represented by proxy in order to constitute a quorum for the transaction of business.

Section 6. Voting. Except as otherwise provided by law or by the Certificate of Incorporation of the Corporation, at all meetings of the shareholders, every shareholder of record having the right to vote thereat shall be entitled to one vote for every share of stock standing in his or her name as of the record date and entitling him or her to so vote. A shareholder may vote in person or by proxy. Except as otherwise provided by law or by the Certificate of Incorporation of the Corporation, any corporate action to be taken by a vote of the shareholders, other than the election of directors, shall be authorized by not less than a majority of the votes cast at a meeting by the shareholders present in person or by proxy and entitled to vote thereon. Directors shall be elected as provided in Section 3 of Article III of these By-Laws. Written ballots shall not be required for voting on any matter unless ordered by the Secretary of the meeting.

Section 7. Proxies. Every proxy shall be executed in writing by the shareholder or by his or her attorney-in-fact, or otherwise as provided in the New York Business Corporation Law (the "Business Corporation Law").

Section 8. List of Shareholders. At least ten (10) days before every meeting of shareholders, a list of the shareholders (including their addresses) entitled to vote at the meeting and their record holdings as of the record date shall be open for examination by any shareholder, for any purpose germane to the meeting, during ordinary business hours, at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list also shall be kept at and throughout the meeting, and may be inspected by any shareholder who is present.

Section 9. Conduct of Meetings. At each meeting of the shareholders, the Chairman of the Board or, in his or her absence, a director chosen by a majority of the directors then in office shall act as chairman of the meeting. The Secretary or, in his or her absence, any person appointed by the chairman of the meeting shall act as secretary of the meeting and shall keep the minutes thereof. Except as otherwise provided by law, at any annual or special meeting of shareholders, only such business shall be conducted as shall have been properly brought before the meeting. Such business must have either been:

(A) brought before the meeting at the direction of the chairman of the meeting; or

(B) specified in a written notice given by or on behalf of a shareholder of record on the record date for such meeting entitled to vote thereat or a duly authorized proxy for such shareholder; provided, that the following actions, as described below, are taken.

A notice must be delivered personally to, or mailed to and received at, the principal executive office of the Corporation, addressed to the attention of the Secretary, not less than sixty (60) days nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than seventy (70) days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual or special meeting was mailed or such public disclosure was made, whichever first occurs. Such notice shall set forth:

(i) a description of each such item of business proposed to be brought before the meeting and the reasons for conducting such business at such meeting;

(ii) the name and address of the person proposing to bring such business before the meeting;

(iii) the class and number of shares held of record, held beneficially and represented by proxy by such person as of the record date for the meeting (if such date has then been made publicly available) and as of the date of such notice; and

(iv) any material interest of the shareholder in such item of business.

No business shall be brought before any meeting of shareholders of the Corporation otherwise than as provided in this Section 9. The chairman of the meeting may, if the facts warrant, determine that a shareholder proposal was not made in accordance with the foregoing procedure, and if he or she should so determine, he or she shall so declare to the meeting and the defective proposal shall be disregarded.

Section 10. Written Consent to Action in Lieu of a Meeting. Shareholders may take such action by written consent as shall be permitted by the Business Corporation Law.

ARTICLE III

Board

Section 1. Number of Board Members. The business, property and affairs of the Corporation shall be managed under the direction of the Board, which shall consist of at least one (1) director. Directors need not be shareholders of the Corporation. The number of directors may be reduced or increased from time to time by action of a majority of the entire Board, but no decrease may shorten the term of an incumbent director.. When used in these By-Laws, the phrase "entire Board" means the total number of directors which the Corporation would have if there were no vacancies.

Section 2. Nomination. Only persons who are nominated in accordance with the procedures set forth in these By-Laws shall be eligible to serve as directors of the Corporation. Nominations of persons for election to the Board of the Corporation may be made at a meeting of shareholders (a) by or at the direction of the Board or (b) by any shareholder of the Corporation who is a shareholder of record at the time of giving of notice provided for in this Section 2, who shall be entitled to vote for the election of directors at the meeting and who complies with the notice procedures set forth in this Section 2. Such nominations, other than those made by or at the direction of the Board, shall be made pursuant to timely notice in writing to the Secretary of the Corporation. To be timely, a shareholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less than sixty (60) days nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than seventy (70) days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice the date of meeting or such public disclosure was made. Such shareholder's notice shall set forth (x) as to each person whom the shareholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act; and (y) as to the shareholder giving the notice (A) the name and address, as they appear on the Corporation's books, of such shareholder and (B) the class and number of shares of the Corporation which are beneficially owned by such shareholder. At the request of the Board, any person nominated by the Board for election as a director shall furnish to the Secretary of the Corporation that information required to be set forth in a shareholder's notice of nomination which pertains to the nominee. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by the By-Laws, and if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 2, a shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section.

Section 3. Election and Term. Except as otherwise provided by law, by the Certificate of Incorporation of the Corporation or by these By-Laws, the directors shall be elected at the annual meeting of the shareholders and the persons receiving a plurality of the votes cast shall be so elected. Subject to a director's earlier death, resignation or removal as provided in Sections 4 and 5 of this Article III, each director shall hold office until his or her successor shall have been duly elected and shall have qualified.

Section 4. Removal. A director may be removed at any time, with or without cause, by the vote of the holders of a majority of the outstanding shares of the Corporation entitled to vote at an election of directors.

Section 5. Resignations. Any director may resign at any time by giving written notice of his or her resignation to the Corporation. A resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein immediately upon its receipt, and, unless otherwise specified therein, the acceptance of a resignation shall not be necessary to make it effective.

Section 6. Vacancies. Except as otherwise provided by the Certificate of Incorporation of the Corporation, any vacancy in the Board arising from an increase in the number of directors or otherwise shall be filled only by the vote of a majority of the directors then in office. Subject to his or her earlier death, removal or resignation as provided in Sections 4 and 5 of this Article III, each director so elected shall hold office until his successor shall have been duly elected and shall have qualified.

Section 7. Place of Meetings. Except as otherwise provided in these By-Laws, all meetings of the Board shall be held at such places, within or without the State of New York, as the Board determines from time to time.

Section 8. Annual Meeting. The annual meeting of the Board shall be held either (a) without notice immediately after the annual meeting of shareholders and in the same place, or (b) as soon as practicable after the annual meeting of shareholders on such date and at such time and place as the Board determines.

Section 9. Regular Meetings. Regular meetings of the Board shall be held on such dates and at such places and times as the Board determines. Notice of regular meetings need not be given, except as otherwise required by law.

Section 10. Special Meetings. Special meetings of the Board may be called by the Chairman of the Board and shall be called by the Chairman of the Board or the Secretary upon the written request of not less than a majority of directors. The request shall state the date, time, place and purpose or purposes of the proposed meeting.

Section 11. Notice of Meetings. Notice of each special meeting of the Board (and of each annual meeting held pursuant to subdivision (b) of Section 8 of this Article III) shall be given,

not later than 24 hours before the meeting is scheduled to commence, by the Chairman of the Board or the secretary and shall state the place, date and time of the meeting. Notice of each meeting may be delivered to a director by hand or given to a director orally (whether by telephone or in person) or mailed or telecopied to a director at his or her residence or usual place of business, provided, however, that if notice of less than 72 hours is given it may not be mailed. If mailed, the notice shall be deemed to have been given when deposited in the United States mail, postage prepaid, and if telecopied, the notice shall be deemed to have been given when oral confirmation of receipt is given. Notice of any meeting need not be given to any director who shall submit, either before or after the meeting, a signed waiver of notice or who shall attend the meeting, except if such director shall attend for the express purpose of objecting at the beginning thereof to the transaction of any business because the meeting is not lawfully called or convened. Notice of any adjourned meeting, including the place, date and time of the new meeting, shall be given to all directors not present at the time of the adjournment, as well as to the other directors unless the place, date and time of the new meeting is announced at the adjourned meeting.

Section 12. Quorum. Except as otherwise provided by law or these By-Laws, at all meetings of the Board a majority of the entire Board shall constitute a quorum for the transaction of business, and the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board. A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another place, date and time.

Section 13. Conduct of Meetings. At each meeting of the Board, the secretary of the Board or, in his or her absence, a director chosen by a majority of the directors present shall act as secretary of the meeting. The secretary or, in his or her absence, any person appointed by the secretary of the meeting shall act as secretary of the meeting and keep the minutes thereof. The order of business at all meetings of the Board shall be as determined by the secretary of the meeting.

Section 14. Committees of the Board. The Board, by resolution adopted by a majority of the entire Board, may designate an audit committee, compensation committee, executive committee and other committees, each consisting of one (1) or more directors. Each committee (including the members thereof) shall serve at the pleasure of the Board and shall keep minutes of its meetings and report the same to the Board. The Board may designate one or more directors as alternate members of any committee. Alternate members may replace any absent or disqualified member or members at any meeting of a committee. Except as limited by law, each committee, to the extent provided in the resolution establishing it, shall have and may exercise all the powers and authority of the Board with respect to all matters.

Section 15. Operation of Committees. A majority of all of the members of a committee shall constitute a quorum for the transaction of business, and the vote of a majority of all the members of a committee present at a meeting at which a quorum is present shall be the act of the committee. Each committee shall adopt whatever other rules of procedure it determines for the conduct of its activities.

Section 16. Written Consent to Action in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board or of any committee may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Section 17. Meetings Held Other Than in Person. Members of the Board or any committee may participate in a meeting of the Board or committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear and speak with each other, and such participation shall constitute presence in person at the meeting.

ARTICLE IV

Officers

Section 1. Executive Officers Etc. The executive officers of the Corporation shall be a Chairman of the Board, a President, a Secretary and a Treasurer. The Board also may elect or appoint one or more Vice Presidents (any of whom may be designated as Executive Vice Presidents, Senior Vice Presidents or otherwise), and any other officers it deems necessary or desirable for the conduct of the business of the Corporation, each of whom shall have such powers and duties as the Board determines.

Section 2. Duties.

(a) *The Chairman of the Board.* The Chairman of the Board shall be a member of the Board. The Chairman of the Board of Directors shall preside at all meetings of the shareholders and the Board.

(b) *The President.* The President shall perform, in the absence or disability of the Chairman of the Board, the duties and exercise the powers of the Chairman of the Board and shall have such other powers and duties as the Board or the Chairman of the Board assigns to him or to her.

(c) *Chief Executive Officer.* The Chief Executive Officer shall be the chief executive officer of the Corporation and shall, subject to the direction of the Board of Directors, have general supervision and control of its business. Unless otherwise provided by resolution of the Board of Directors, in the absence of the Chairman of the Board, the Chief Executive Officer shall preside at all meetings of the shareholders and, if a director, meetings of the Board of Directors. The Chief Executive Officer shall have general supervision and direction of all of the officers, employees and agents of the Corporation. The Chief Executive Officer shall also have the power and authority to determine the duties of all officers, employees and agents of the Corporation, shall determine the compensation of any officers whose compensation is not established by the Board of Directors and shall have the power and authority to sign all stock certificates, contracts and other instruments of the Corporation which are authorized.

(d) *The Vice President.* The Vice President or, if there shall be more than one, the Vice Presidents, if any, in the order of their seniority or in any other order determined by the Board, shall perform, in the absence or disability of the President, the duties and exercise the powers of the President and shall have such other powers and duties as the Board or the President assigns to him or to her or to them.

(e) *The Secretary.* Except as otherwise provided in these By-Laws or as directed by the Board, the Secretary shall attend all meetings of the shareholders and the Board; shall record the minutes of all proceedings in books to be kept for that purpose; shall give notice of all meetings of the shareholders and special meetings of the Board; and shall keep in safe custody the seal of the Corporation and, when authorized by the Board, shall affix the same to any corporate instrument. The Secretary shall have such other powers and duties as the Board or the Chairman of the Board assigns to him or her.

(f) *The Treasurer.* Subject to the control of the Board, the Treasurer shall have the care and custody of the corporate funds and the books relating thereto; shall perform all other duties incident to the office of treasurer; and shall have such other powers and duties as the Board or Chairman of the Board assigns to him or her.

Section 3. Election; Removal. Subject to his or her earlier death, resignation or removal, as hereinafter provided, each officer shall hold his or her office until his or her successor shall have been duly elected and shall have qualified. Any officer may be removed at any time with or without cause by the Board.

Section 4. Resignations. Any officer may resign at any time by giving written notice of his resignation to the Corporation. A resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt, and, unless otherwise specified therein, the acceptance of a resignation shall not be necessary to make it effective.

Section 5. Vacancies. If an office becomes vacant for any reason, the Board or the shareholders may fill the vacancy, and each officer so elected shall serve for the remainder of his or her predecessor's term and until his successor shall have been elected or appointed and shall have qualified.

ARTICLE V

Provisions Relating to Stock Certificates and Shareholders

Section 1. Certificates. Certificates for the Corporation's capital stock shall be in such form as required by law and as approved by the Board. Each certificate shall be signed in the name of the Corporation by the Chairman of the Board or President or any Vice President and by the Secretary or Treasurer or any Assistant Secretary or any Assistant Treasurer and shall bear

the seal of the Corporation or a facsimile thereof. If any certificate is countersigned by a transfer agent or registered by a registrar, other than the Corporation or its employees, the signature of any officer of the Corporation may be a facsimile signature. In case any officer, transfer agent or registrar who shall have signed or whose facsimile signature as placed on any certificate shall have ceased to be such officer, transfer agent or registrar before the certificate shall be issued, it may nevertheless be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of the issue.

Section 2. Lost Certificates, etc. The Corporation may issue a new certificate for shares in place of any certificate theretofore issued by it, alleged to have been lost, mutilated, stolen or destroyed, and the Board may require the owner of the lost, mutilated, stolen or destroyed certificate, or his or her legal representatives, to make an affidavit of that fact and to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation on account of the alleged loss, mutilation, theft or destruction of the certificate or the issuance of a new Certificate.

Section 3. Transfers of Shares. Transfers of shares shall be registered on the books of the Corporation maintained for that purpose after due presentation of the stock certificates therefor appropriately endorsed or accompanied by proper evidence of succession, assignment or authority to transfer.

Section 4. Record Date. For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or for the purpose of determining shareholders entitled to receive payment of any dividend or other distribution or the allotment of any rights, or for the purpose of any other action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of any such meeting and shall not be more than sixty (60) days prior to any other action.

ARTICLE VI

Indemnification

Section 1. Indemnification. The Corporation shall, to the fullest extent permitted by the Business Corporation Law or other provisions of the laws of New York relating to indemnification of directors, officers, employees and agents, as the same may be amended and supplemented from time to time, indemnify any and all such persons whom it shall have power to indemnify under the Business Corporation Law or such other provisions of law.

Section 2. Statutory Indemnification. Without limiting the generality of Section 1 of this Article VI, to the fullest extent permitted, and subject to the conditions imposed, by law, unless otherwise determined by the Board of Directors: (i) the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed

action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against reasonable expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and (ii) the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against reasonable expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except as otherwise provided by law.

Section 3. Indemnification by Resolution of Shareholders or Directors of Agreement. To the fullest extent permitted by law, indemnification may be granted, and expenses may be advanced, to the persons described in the Business Corporation Law or other provisions of the laws of New York relating to indemnification and advancement of expenses, as from time to time may be in effect, by (i) a resolution of shareholders, (ii) a resolution of the Board, or (iii) an agreement providing for such indemnification and advancement of expenses; provided that no indemnification may be made to or on behalf of any person if a judgment or other final adjudication adverse to the person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled.

Section 4. General. It is the intent of this Article VI to require the Corporation to indemnify the persons referred to herein for judgments, fines, penalties, amounts paid in settlement and expenses (including attorneys' fees), and to advance expenses to such persons, in each and every circumstance in which such indemnification and such advancement of expenses could lawfully be permitted by express provision of By-Laws, and the indemnification and expense advancement provided by this Article VI shall not be limited by the absence of an express recital of such circumstances. The indemnification and advancement of expenses provided by, or granted pursuant to, these By-Laws shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled, whether as a matter of law, under any provision of the Certificate of Incorporation of the Corporation or these By-Laws, by agreement, by vote of shareholders or disinterested directors

of the Corporation or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

Section 5. Indemnification Benefits. Indemnification pursuant to these By-Laws shall inure to the benefit of the heirs executors, administrators and personal representatives of those entitled to indemnification.

ARTICLE VII

General Provisions

Section 1. Dividends Etc. To the extent permitted by law, the Board shall have full power and discretion, subject to the provisions of the Certificate of Incorporation of the Corporation and the terms of any other corporate document or instrument binding upon the Corporation, to determine what, if any, dividends or distributions shall be declared and paid or made.

Section 2. Seal. The Corporation's seal shall be in such form as is required by law and as shall be approved by the Board.

Section 3. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board.

Section 4. Voting Shares in Other Corporations. Unless otherwise directed by the Board, shares in other corporations which are held by the Corporation shall be represented and voted only by the Chairman of the Board or by a proxy or proxies appointed by him or her.

ARTICLE VIII

Amendment

By-Laws may be made, altered or repealed by the Board, subject to the right of shareholders to alter or repeal any By-Laws made by the Board.

EXHIBIT 4.1

SUBSCRIPTION AGREEMENT


pricefish
There is nothing fishy about saving money!

REGULATION A SUBSCRIPTION FORM

Pricefish, Inc.
Subscription Agreement

A purchaser of Shares must complete, date, execute, submit online or deliver to the Company the following documents, as applicable:

1. An original signed copy or online submission of this Subscription Agreement; and
2. A check, wire transfer, or other acceptable common form of payment payable to "Pricefish, Inc." in the amount of $1.00 per Share for each Share purchased as called for in the Subscription Agreement.

Pricefish, Inc.
Subscription Agreement

Pricefish, Inc.
32 Broadway, Suite 310
New York, NY 10004
(212) 633-9995

To whom it may Concern:

You have informed the undersigned ("Purchaser") that Pricefish, Inc., a New York Corporation ("the Company"), together with certain Selling Shareholders being registered in this Regulation A offering, wishes to raise Five Million Dollars ($5,000,000) from various persons by selling up to 5,000,000 Shares of the Company's Common Stock, at a price of $1.00 per Share.

I have had the opportunity to read or download the Offering Circular and it is acknowledged that a copy will be included with my stock purchase. I further understand that my rights and responsibilities as a Purchaser will be governed by the terms and conditions of this Subscription Agreement. I understand that you will rely on the following information to confirm that I desire to be an Investor, as defined in Regulation

"A" promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and subject to Company approval.

This Subscription Agreement is one of a number of such subscriptions for Shares. By signing this Subscription Agreement, I offer and agree to purchase and subscribe from the Company the number of Shares set forth below on the terms specified herein. The Company reserves the right, in its complete discretion, to reject any subscription offer or to reduce the number of shares allotted. If this offer is accepted, the Company will execute a copy of this Subscription Agreement and return it to me. I understand that commencing on the date of this Offering all funds received by the Company in full payment of subscriptions for Shares will be deposited directly into the Pricefish, Inc. corporate account. All proceeds from the sale of Shares will be delivered directly to the Company, or to the Selling Shareholders, respectively, in accordance with the terms of the Offering Circular.

2. Representations and Warranties.

I represent and warrant to the Company that:

I have adequate means of providing for my current needs and possible contingencies and I have no need for liquidity of my investment in the Shares; the purchase of Shares is consistent, in both nature and amount, with my overall investment program and financial condition.

The address set forth below is my true and correct residence, and I have no intention at this time of becoming a resident of any other state or jurisdiction.

____
Purchaser Initials

(a) I understand the risks implicit in the business of the Company. Among other things, I understand that there can be no assurance that the Company will be successful in obtaining the funds necessary for its immediate success. If only a fraction of the maximum amount of the Offering is raised, the Company may have to expand more slowly than anticipated, and proceeds from this one Offering may not be sufficient for the Company's total long-term needs.

(b) Other than as set forth in this Subscription Form/Agreement and the Offering Circular, no person or entity has made any representation or warranty whatsoever with respect to any matter or thing concerning the Company and this offering, and I am purchasing the Shares solely upon my own investigation and evaluation.

(c) The Shares for which I subscribe are being acquired solely for my own account, business, etc., as an investment. In order to induce the Company to sell shares

to me, the Company will have no obligation to recognize the ownership, beneficial or otherwise, of the Shares by anyone but me.

(d) I am aware of the following:

i. The Shares are a speculative investment which involves at least the same degree of risk facing any startup company; and
ii. The financial statements of the Company have merely been compiled, and have not been review or audited.

(e) No Federal or State agency has made any finding or determination as to the fairness of the Shares for public investment nor any recommendation or endorsement of the Shares.

(f) Except as set forth in the subscription, none of the following information has ever been represented, guaranteed, or warranted to me expressly or by implication, by any broker, the Company, or agents or employees of the foregoing, or by any other person:

i. The appropriate or exact length of time that I will be required to hold the Shares;
ii. The profit to be realized, if any, as a result of an investment in the Shares.

(g) I hereby agree to indemnify and hold harmless the Company, its Officers, Directors, and Representatives from and against any and all liability, damage, cost or expense, including reasonable attorney fees, incurred on account of or arising out of:

i. Any inaccuracy in the declarations, representations, and warranties set forth above;
ii. The disposition of any of the Shares by me which is contrary to the foregoing declarations, representations, and warranties; and
iii. Any action, suit or proceeding based upon (1) the claim that said declarations, representations, or warranties were inaccurate or misleading or otherwise cause for obtaining damages or redress from the Company; or (2) the disposition of any of the shares.

(h) By entering into this Subscription Agreement, I acknowledge that the Company is relying on the truth and accuracy of my representations.

The foregoing representation and warranties are true and accurate as of the date hereof, shall be true and accurate as of the date of the delivery of the funds to the Company and shall survive such delivery. If, in any respect, such representations and warranties are not true and accurate prior to delivery of the funds, I will give written

notice of the fact to the Company, specifying which representations and warranties are not true and accurate and the reasons therefore. The Company will decide the appropriate action to take after responding, including a full refund of stock purchased.

____
Purchaser's Initials

3. Transferability. I understand that I may sell or otherwise transfer my shares under the Regulation "A" provisions of the Securities Act.

4. Indemnification. I understand that the meaning and legal consequences of the representations and warranties contained hereof, and I will indemnify and hold harmless the Company, its Officers, Directors, and Representatives involved in the offer or sale of the shares to me, as well as each of the managers and representatives, employees and agents and other controlling persons of each of them, from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of mine contained in this Subscription Agreement.

5. Revocation. I will not cancel, terminate or revoke this Subscription Agreement or any agreement made by me hereunder and this Subscription Agreement shall survive my death or disability.

6. Termination of Agreement. If this subscription is rejected by the Company, then this Subscription Agreement shall be null and void and of no further force and effect, no party shall have any rights against any other party hereunder, and the Company shall promptly return to me the funds delivered with this Subscription Agreement.

7. Miscellaneous.

   (a) This Subscription Agreement shall be governed by and construed in accordance with the substantive law of the state of New York and the Regulation "A" provisions of the Security and Exchange Act.
   (b) This Subscription Agreement and offering circular constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only in writing and executed by all parties.

8. Ownership Information. Please print (below) the total number of shares to be purchased, and the exact name(s) in which the shares will be registered.

Total Shares: __________

Name(s): ______________________________

_____ Single Person
_____ Husband and Wife, as community property
_____ Joint Tenants (with right of survivorship)
_____ Tenants in Preferred
_____ A married person as separate property
_____ Corporation or other organization
_____ A Partnership
_____ Trust
_____ IRA

____
Purchaser's Initials

_____ Tax-Qualified Retirement Plan
(i) Trustee(s)/Custodian ______________________________
(ii) Trust Date ______________________________
(iii) Name of Trust ______________________________
(iv) For the Benefit of: ______________________________

_____ Other: ______________________________
(please explain)

Social Security or Tax I.D.#: ______________________________

Residence Address:

____
(Street Address)

____
(City) (State) (Zip)

Mailing Address: (Complete only if different from Residence)

____
(Street Address) (If P.O. Box, include address for surface delivery if different than residence)

____
(City) (State) (Zip)

Phone Numbers

Home: ______________________________

Business: ___________________________

Fax: _______________________________

9. Date and Signatures. Dated ________________, 200__.

Purchasers' Signatures
Purchaser Name (Print)

____________________________ ____________________________

____________________________ ____________________________

____________________________ ____________________________
Date Date

(Each co-owner or joint owner must sign – Names must be signed exactly as listed under "Purchaser Name")

ACCEPTED:

PRICEFISH

By: ________________________ **Dated:** ____________________, **200__**
Mark Dresner
President

EXHIBIT 5.1

LEGAL OPINION

THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*
Philip Magri, Esq.+
Joseph M. Patricola, Esq.*+
Daniel Kobrinski, Esq., LLM+#

* Licensed in NJ
+ Licensed in NY
# Licensed in DC

The Galleria
2 Bridge Avenue
Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
Virginia@SourlisLaw.com

VIA PERSONAL DELIVERY

December 17, 2007

Board of Directors
Pricefish, Inc.
32 Broadway
New York, NY 10004

Re: Offering of up to 5,000,000 shares of Common Stock, par value $0.000001 by Pricefish, Inc., a New York corporation.

Ladies and Gentlemen,

We have acted as counsel to Pricefish, Inc., a New York corporation (the "Issuer"), solely for the purpose of issuing this opinion letter (this "Opinion") in connection with the filing with the Securities and Exchange Commission (the "Commission") of a offering statement on Form 1-A (the "Offering Statement") regarding the proposed offering (the "Offering") of up to 5,000,000 shares of the common stock of the corporation, par value $0.000001.We are providing this Opinion at your request.

In order to render this Opinion, we have examined and are relying upon copies of the following documents (collectively, the "Documents"):

As a basis for the opinions expressed herein, we have examined such representations, statements and certificates of directors and officers of the Issuer, as well as such other documents, as we have deemed relevant or proper, all of which statements, certificates and documents are identified below:

a. The Certificate of Incorporation of the Issuer, as filed with the Office of the Secretary of State of New York on July 8, 2003;

b. The Certificate of Amendment to the Certificate of Incorporation of Pricefish, Inc., filed with the Secretary of State of the State of New York on May 9, 2005 therein changing the name of the Corporation.

c. The Amended and Restated Certificate of Incorporation of the Issuer, filed with the Secretary of State of the State of New York of September 27, 2007, changing the authorized capital structure of the Issuer.

d. The bylaws of the Issuer;

e. The organizational action of the incorporator of the Issuer;

f. Corporate resolutions of the Issuer dated as of various times throughout the Issuer's existence;

g. Subscriptions to the capital stock of the Issuer and the corresponding documentation with regards to each offering;

h. Stock ledgers and investor lists of the Issuer dated as of various times throughout the Issuer's existence;

i. Financial statements of the Issuer dated as of various times throughout the Issuer's existence, none of which were audited by an independent accounting firm;

j. The organizational action of the shareholders of the Issuer;

k. The organizational action of the directors of the Issuer;

l. The certificate of existence with respect to the Issuer, as issued by the Secretary of State of New York;

m. The certificate of an officer of the Issuer dated concurrently herewith.

For the purpose of rendering this Opinion, we have examined such questions of law as we have deemed appropriate. As to questions of fact, we have relied without independent investigation (unless expressly indicated herein) on, and we have assumed the accuracy and validity of, the corporate records of the Issuer and certificates of certain public officials. We have assumed the authenticity of all the Documents submitted to us as originals, the genuineness of all signatures in the Documents, the legal capacity of all natural persons executing the Documents and the conformity to the originals of all documents submitted to us as photocopies, telecopies or conformed copies. However, except for the Documents listed above, we have not (unless expressly indicated herein) reviewed any other document or conducted any other examination of any public record and the opinions rendered herein are limited accordingly.

Based upon the foregoing and subject to the assumptions, qualifications, exceptions and other limitations set forth herein, we are of the opinion that:

1. The Issuer is a duly organized and validly existing corporation in good standing under the laws of the State of New York and has all requisite power and authority to issue, sell and deliver the shares of common stock, and to carry on its business and own its property;

2. The authorized shares of the Issuer consist of 40,000,000 shares of common stock, of which 25,000,000 are outstanding and 5,000,000 shares of Preferred Stock, of which none are outstanding; and

3. The shares of common stock being offered in the Offering have been duly authorized and, upon receipt of the consideration per common share as stipulated in the Form 1-A Offering Statement, will be validly issued, fully paid and nonassessable, in accordance with Federal law and the applicable laws of the State of New York, the Issuer's state of incorporation.

Without limitation on and in addition to any other assumption, qualification, exception or limitation expressed elsewhere in this Opinion, the foregoing opinions are subject in their entirety to, and expressly limited by, the following assumptions, qualifications, exceptions and limitations.

a. The members of our firm are collectively licensed to practice law in the States of New Jersey, New York, and the District of Columbia, and accordingly, express no opinion with respect to the law, or the effect of the law, of any jurisdiction other than the States of New Jersey or New York, the District of Columbia, or the United States of America.

b. The Documents specified herein may not constitute all of the documents relevant to the Offering. We have not reviewed any other document except the Documents specified herein and the opinions expressed herein are based solely upon the Documents specified herein. Moreover the opinions expressed herein are not based upon and do not relate to any other document, agreement or instrument that may be referenced in, incorporated into or related to any of the Documents.

c. This Opinion is delivered as of the date hereof and is based upon the current state of the law existing and effective as of the date of this Opinion. We undertake no obligation or responsibility to update or supplement this Opinion in the event of, or in response to, any subsequent change in the law, or upon the occurrence after the date of this Opinion of any event or circumstance, which may affect the opinions expressed herein.

d. Other than as expressly set forth herein, we express no opinion regarding information set forth in the Offering Statement or in any appendix, schedule

or exhibit thereto. We express no opinion whatsoever with respect to the legality of the proposed Offering under the securities laws of the Federal Government or of any State, including no opinion related to whether the common shares, when issued, will have been properly qualified or will be exempt from registration. Furthermore, we express no opinion regarding the Offering, including the proposed manner of advertising or selling the common shares. In this regard, we have not advised the Issuer in any way regarding the qualification of, or the applicability of any exemption from registration available to, the common shares or regarding the proposed advertising and sale of the common shares.

e. This Opinion is limited to the legal matters expressly addressed herein and we express no opinion, and no opinion is to be inferred or implied, on any other matter not specifically addressed in this Opinion.

f. This Opinion is qualified to the extent of the binding effect and enforceability of the Documents and any other agreement or instrument referred to herein. This Opinion is further qualified to the extent that the enforceability of the Documents and any other agreement or instrument referred to herein may be limited by public policy or the application of general principles of equity, regardless of whether the application of such principles is considered in a proceeding in equity or law.

g. The Issuer is hereby authorized to file and distribute copies of this Opinion along with copies of the Offering Statement or of the offering circular contained therein.

h. Our law firm hereby grants consent to the Issuer to file this legality opinion as an Exhibit to this offering statement. Our law firm also grants the issuer consent to use and reference our law firm name as appropriate within the contents of the offering statement.

We hereby consent to the filing of this Opinion with the Commission as well as with all state regulatory bodies and jurisdictions in which qualification or coordination is sought for the issuance of the Common Shares.

Sincerely,

The Sourlis Law Firm

Virginia K. Sourlis, Esq.



THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*
Philip Magri, Esq.+
Joseph M. Patricola, Esq.*+
Daniel Kobrinski, Esq., LLM*#

* Licensed in NJ
+ Licensed in NY
# Licensed in DC

The Galleria
2 Bridge Avenue
Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
Virginia@SourlisLaw.com

VIA PERSONAL DELIVERY

December 17, 2007

Deleted: October 22

Board of Directors
Pricefish, Inc.
32 Broadway
New York, NY 10004

Re: Offering of up to 5,000,000 shares of Common Stock, par value $0.000001 by Pricefish, Inc., a New York corporation.

Ladies and Gentlemen,

We have acted as counsel to Pricefish, Inc., a New York corporation (the "Issuer"), solely for the purpose of issuing this opinion letter (this "Opinion") in connection with the filing with the Securities and Exchange Commission (the "Commission") of a offering statement on Form 1-A (the "Offering Statement") regarding the proposed offering (the "Offering") of up to 5,000,000 shares of the common stock of the corporation, par value $0.000001.We are providing this Opinion at your request.

Deleted: registration

Deleted: Registration

In order to render this Opinion, we have examined and are relying upon copies of the following documents (collectively, the "Documents"):

As a basis for the opinions expressed herein, we have examined such representations, statements and certificates of directors and officers of the Issuer, as well as such other documents, as we have deemed relevant or proper, all of which statements, certificates and documents are identified below:

a. The Certificate of Incorporation of the Issuer, as filed with the Office of the Secretary of State of New York on July 8, 2003;

b. The Certificate of Amendment to the Certificate of Incorporation of Pricefish, Inc., filed with the Secretary of State of the State of New York on May 9, 2005 therein changing the name of the Corporation.

c. The Amended and Restated Certificate of Incorporation of the Issuer, filed with the Secretary of State of the State of New York of September 27, 2007, changing the authorized capital structure of the Issuer.

d. The bylaws of the Issuer;

e. The organizational action of the incorporator of the Issuer;

f. Corporate resolutions of the Issuer dated as of various times throughout the Issuer's existence;

g. Subscriptions to the capital stock of the Issuer and the corresponding documentation with regards to each offering;

h. Stock ledgers and investor lists of the Issuer dated as of various times throughout the Issuer's existence;

i. Financial statements of the Issuer dated as of various times throughout the Issuer's existence, none of which were audited by an independent accounting firm;

j. The organizational action of the shareholders of the Issuer;

k. The organizational action of the directors of the Issuer;

l. The certificate of existence with respect to the Issuer, as issued by the Secretary of State of New York;

m. The certificate of an officer of the Issuer dated concurrently herewith.

For the purpose of rendering this Opinion, we have examined such questions of law as we have deemed appropriate. As to questions of fact, we have relied without independent investigation (unless expressly indicated herein) on, and we have assumed the accuracy and validity of, the corporate records of the Issuer and certificates of certain public officials. We have assumed the authenticity of all the Documents submitted to us as originals, the genuineness of all signatures in the Documents, the legal capacity of all natural persons executing the Documents and the conformity to the originals of all documents submitted to us as photocopies, telecopies or conformed copies. However, except for the Documents listed above, we have not (unless expressly indicated herein) reviewed any other document or conducted any other examination of any public record and the opinions rendered herein are limited accordingly.

Based upon the foregoing and subject to the assumptions, qualifications, exceptions and other limitations set forth herein, we are of the opinion that:

1. The Issuer is a duly organized and validly existing corporation in good standing under the laws of the State of New York and has all requisite power and authority to issue, sell and deliver the shares of common stock, and to carry on its business and own its property;

2. The authorized shares of the Issuer consist of 40,000,000 shares of common stock, of which 25,000,000 are outstanding and 5,000,000 shares of Preferred Stock, of which none are outstanding; and

3. The shares of common stock being offered in the Offering have been duly authorized and, upon receipt of the consideration per common share as stipulated in the Form 1-A Offering Statement, will be validly issued, fully paid and nonassessable, in accordance with Federal law and the applicable laws of the State of New York, the Issuer's state of incorporation.

Deleted: Registration

Deleted: .

Without limitation on and in addition to any other assumption, qualification, exception or limitation expressed elsewhere in this Opinion, the foregoing opinions are subject in their entirety to, and expressly limited by, the following assumptions, qualifications, exceptions and limitations.

a. The members of our firm are collectively licensed to practice law in the States of New Jersey, New York, and the District of Columbia, and accordingly, express no opinion with respect to the law, or the effect of the law, of any jurisdiction other than the States of New Jersey or New York, the District of Columbia, or the United States of America.

b. The Documents specified herein may not constitute all of the documents relevant to the Offering. We have not reviewed any other document except the Documents specified herein and the opinions expressed herein are based solely upon the Documents specified herein. Moreover the opinions expressed herein are not based upon and do not relate to any other document, agreement or instrument that may be referenced in, incorporated into or related to any of the Documents.

c. This Opinion is delivered as of the date hereof and is based upon the current state of the law existing and effective as of the date of this Opinion. We undertake no obligation or responsibility to update or supplement this Opinion in the event of, or in response to, any subsequent change in the law, or upon the occurrence after the date of this Opinion of any event or circumstance, which may affect the opinions expressed herein.

d. Other than as expressly set forth herein, we express no opinion regarding information set forth in the Offering Statement or in any appendix, schedule

Deleted: Registration

or exhibit thereto. We express no opinion whatsoever with respect to the legality of the proposed Offering under the securities laws of the Federal Government or of any State, including no opinion related to whether the common shares, when issued, will have been properly qualified or will be exempt from registration. Furthermore, we express no opinion regarding the Offering, including the proposed manner of advertising or selling the common shares. In this regard, we have not advised the Issuer in any way regarding the qualification of, or the applicability of any exemption from registration available to, the common shares or regarding the proposed advertising and sale of the common shares.

Deleted: registered

Deleted: registration

e. This Opinion is limited to the legal matters expressly addressed herein and we express no opinion, and no opinion is to be inferred or implied, on any other matter not specifically addressed in this Opinion.

f. This Opinion is qualified to the extent of the binding effect and enforceability of the Documents and any other agreement or instrument referred to herein. This Opinion is further qualified to the extent that the enforceability of the Documents and any other agreement or instrument referred to herein may be limited by public policy or the application of general principles of equity, regardless of whether the application of such principles is considered in a proceeding in equity or law.

Comment [JMP1]: V - per Comment 43, I have no idea what this sentence means.

We need to clarify this. Please advise.

Comment [JMP2]: Per Comment #44, Same as comment above.

g. The Issuer is hereby authorized to file and distribute copies of this Opinion along with copies of the Offering Statement or of the offering circular contained therein.

Deleted: This Opinion is furnished for the benefit of the Issuer only and solely for use in connection with the filing of the Registration Statement. In this regard, t

Formatted: Numbered + Level: 2 + Numbering Style: a, b, c, ... + Start at: 1 + Alignment: Left + Aligned at: 1" + Tab after: 1.25" + Indent at: 1.25"

h. Our law firm hereby grants consent to the Issuer to file this legality opinion as an Exhibit to this offering statement. Our law firm also grants the issuer consent to use and reference our law firm name as appropriate within the contents of the offering statement.

Deleted: Registration

Formatted: List Paragraph, Left, No bullets or numbering

Formatted: Numbered + Level: 2 + Numbering Style: a, b, c, ... + Start at: 1 + Alignment: Left + Aligned at: 1" + Tab after: 1.25" + Indent at: 1.25"

Deleted: Accordingly, this Opinion may not be used or relied upon by any other person or entity, or in any other context or for any other purpose, without our prior written consent. ¶

We hereby consent to the filing of this Opinion with the Commission as well as with all state regulatory bodies and jurisdictions in which qualification or coordination is sought for the issuance of the Common Shares.

Sincerely,

The Sourlis Law Firm

Virginia K. Sourlis, Esq.

EXHIBIT 6.1

PRICEFISH MERCHANT AGREEMENT


pricefish.com
There is nothing fishy about saving money!

Pricefish Merchant Agreement

By signing up as a Pricefish merchant You (the entity which will be sending data to Pricefish.com and also referred to in this Agreement as "Merchant") agree to be bound legally by, and hereby become a party to, all the terms of this Agreement. You also represent and warrant that any employee accepting the terms and conditions of this Agreement has the authority to accept the terms and conditions of this Agreement on Your behalf.

Introduction:

This agreement ("Agreement") between Merchant and Pricefish, Inc. ("Pricefish" or "Pricefish.com") consists of this Merchant Agreement, the Enrollment Form, the Rate Card, any Terms of Use, and any amendments thereto. A description of the Pricefish.com service, as generally offered by Pricefish, (the "Service") is available by clicking on the "Policies" link at www.Pricefish.com (or such other URL as Pricefish may provide from time to time) and consulting pages within. "Merchant" means any entity identified in an enrollment form submitted by the same or affiliated persons, and / or any agent acting on its (or their) behalf, which shall also be bound by the terms of this Agreement. If you do not agree the terms and conditions of this Agreement, you may not use the Service.

1. RETRIEVING PRODUCT & PRICING INFORMATION:

(A) Merchant shall provide Pricefish with a Data Feed File ("Data Feed") via File Transfer Protocol (FTP), or Hypertext Transfer Protocol (HTTP) access. Pricefish will use the Data Feed to retrieve a daily update of products, pricing, and availability offered by Merchant that match Pricefish's Database of products, at a minimum one product supplied by Merchant shall match Pricefish's then current database. The Data Feed shall be in a mutually agreeable format.

Based on the Data Feed provided by Merchant, Pricefish shall: (i) Reformat Merchant's product and pricing information as necessary for inclusion on Pricefish.com; and (ii) Establish links on Pricefish.com to Merchant's web site to facilitate access by Pricefish.com users.

(B) **Minimum Standards for Data Feed and Conduct of Business:** Merchant shall provide Pricefish with all of the pertinent product information such as the price, stock availability, handling and shipping fees, applicable sales tax information, etc. The pricing and product information provided by Merchant to Pricefish shall be accurate, in all respects, and any errors shall be corrected immediately by Merchant. Merchant shall provide Pricefish with an updated Data Feed at least once a week and more frequently if requested by Pricefish. Merchant further agrees to exclude all rebates, promotions,



coupons, bundle discounts or similar discounts from the product prices provided to Pricefish. Merchant understands and agrees that (i) intentional or persistent unintentional inaccuracies in the Data Feed or failure to meet minimum standards for Data Feed, (ii) failure to provide Pricefish with a timely or complete Data Feed, (iii) illegal or deceptive practices by Merchant, or (iv) complaint(s) regarding Merchants conduct of business by the end users of Pricefish ("End Users") shall be cause for Merchant's immediate (i.e. at Pricefish's sole discretion, without notification or a period to cure) removal from Pricefish.com and termination of this Agreement.

2. FEES:

All fees are fully described in the Pricefish rate card (the "Rate Card").

(A) **Set-up Fee**: Merchant agrees to pay Pricefish a one time, non-refundable fee (the "Set-Up Fee") to have links to Merchant's web site established on Pricefish.com. Merchant shall pay the Set-Up Fee upon execution and delivery of this Agreement.

(B) **Cost per Click (CPC):** Merchant shall pay Pricefish a Cost Per Click ("CPC"), based on the category and participation level elected, per each Click-Thru to Merchant's web site from Pricefish.com. "Click-Thru" is defined as each time a visitor from Pricefish's site or affiliate site points and clicks on Merchant's name, logo box, product image, product descriptions, or any other Link and is linked to any page on Merchant's site.

Merchant shall set up an account (the "Account") and deposit funds into the Account on a pre-payment basis as set out in the Rate Card. Payments to the Account can be made by credit card, charge card, debit card. CPC's are automatically deducted from the Account. Merchant will be removed from Pricefish.com immediately at Pricefish's discretion, if the balance of the funds in Merchant's account becomes: (i) zero or a negative amount; (ii) equal to or less than the CPC rate that Merchant is charged or, (iii) equal to or less than the predicted CPC charges for the next day. If for any reason: payment cannot be charged to the credit card, charge card or debit card provided by Merchant, or if there is a charge-back, or if CPC charges for Merchant at any time meets or exceeds Merchant's specified monthly maximum payment, then Pricefish reserves the right, at its sole option, to immediately remove Merchant from Pricefish.com and terminate this Agreement. Amounts deposited in the Account by Merchant are non-refundable.

(C) **Reinstatement Fee:** Merchant shall be subject to a reinstatement fee if Pricefish agrees to reinstate the Merchant on Pricefish.com after removal of Merchant for any reason, including without limitation, non-payment or late payment of invoices, End User complaints, or intentional or persistent unintentional inaccuracies in Data Feed.

(D) **Late Fees and Partial Payment:** Any amounts not paid when due, or as invoiced, will be subject to a finance charge equal to one and one and half percent (1.5%) per month or the highest rate allowable by law, whichever is less, determined and


pricefish

compounded daily from the date due until the date paid. Payment of such finance charges will not excuse or cure any breach or default for late payments. Pricefish shall have the right to recover from Merchant all costs (including, without limitation, attorney fees) incurred in collection of late or delinquent payments. Pricefish may accept any check or payment without prejudice to its rights to recover the balance due or to pursue any other right or remedy. No endorsement or statement on any check or payment or letter accompanying any check or payment or elsewhere will be construed as an accord in satisfaction.

(E) **Taxes:** The payments required to be made under this Agreement do not include any amount for taxes, duties or levies (including interest and penalties). Merchant shall reimburse Pricefish and agrees to indemnify, defend and hold Pricefish harmless for all sales, use, VAT, excise, property or other taxes, duties or levies (including penalties and interest) which Pricefish is required to collect or remit to applicable federal, State or local tax authorities. This Section does not apply to Pricefish's income or any taxes for which Merchant is exempt, provided Merchant has furnished Pricefish with a valid tax exemption certificate.

3. DISCLAIMER: Merchant shall have the sole right and responsibility to process all orders from End Users. Pricing and availability information for Merchant's products will be determined solely by Merchant in its discretion; however, pricing and availability information provided to Pricefish by Merchant shall meet the conditions set forth above for accuracy and truthfulness.

Pricefish shall make reasonable efforts to ensure Merchant's products and pricing information is displayed on Pricefish.com; however, Pricefish reserves the right to not display any Merchant product which Pricefish, in its sole discretion, has determined is not of a quality and nature consistent with Pricefish's standards, or otherwise deemed inappropriate for Pricefish.com. Merchant understands and acknowledges that some or all of the Merchant's information may be omitted or displayed incorrectly on Pricefish.com. Under no circumstances shall Pricefish, its officers, directors, shareholders, employees, agents, or affiliates be liable for any damages to Merchant arising out of the use of Pricefish.com by End Users. Merchant agrees to indemnify Pricefish and its officers, directors, shareholders, employees, agents, and affiliates from any and all liability, damages or consequences to Pricefish from any omission, acts or errors by Merchant arising under this Agreement.

Pricefish.com does not sell, resell or license any products listed on Pricefish.com, nor is Pricefish.com acting as an agent of sale. Pricefish.com disclaims any responsibility for, or liability related to, such products (see Disclaimer of Warranties below). Any question, complaints or claims should be directed to the appropriate merchant or seller.

4. CHANGES TO AGREEMENT: In the event Pricefish determines that this Agreement requires amendment or modification, Merchant shall be notified of any such changes, either by emailing you about the amended or modified terms, which take effect


pricefish

when we send you the email, or by posting the amended terms on Pricefish.com, which take effect when we post them. Merchant shall have the right to cancel this Agreement within ten (10) days notice of any change that Merchant deems unacceptable. By continuing to access or use Pricefish.com after any such amendment or modification, you agree to be bound by the terms of the amended or modified Agreement. Otherwise, this Agreement may be amended or modified only by a writing physically signed by us.

5. **USE OF LOGOS:** Pricefish and Merchant grant each other a non-exclusive, non-transferable, worldwide, royalty-free license, including any necessary trademark licenses, solely to use any graphic banners submitted by the other as a return link from the other's web site. Pricefish shall use the Merchant's return link provided that its size and appearance meet with Pricefish's approval. Pricefish and Merchant agree not to use the graphic banners for any other purpose.

6. **PROVISION OF CONTENT**. Merchant shall provide Pricefish with data, graphics, text and other information or material in electronic form, including any third party information included therein (the "Content"). The Content will be delivered to Pricefish electronically via technical specifications provided to Merchant by Pricefish (the "Data Feed"). Merchant agrees to comply with the then-current specifications provided by Pricefish to enable proper delivery and display of the Content. Merchant grants Pricefish a nonexclusive, royalty free, worldwide license (a) to use, modify, reproduce, distribute, transmit, and display publicly the Content on Pricefish's website(s) and in Pricefish's services offered on such website(s), (b) to access, index, cache or crawl the Store URL(s) (or equivalent thereof) indicated on the Service enrollment form (the "Store URL(s)"), the Content itself or any portion thereof (without regard to any robots.txt file which does not authorize crawling) in connection with Pricefish's authorized use of the Content, (c) to permit users to view the Content in connection with their use of the Service and (d) to use Merchant's trademarks, service marks, trade names, proprietary logos, domain names and any other source or business identifiers in connection with Pricefish's authorized distribution of the Content. Pricefish shall modify Content solely to fit the format and look and feel of Pricefish's web sites, provided that the text of the Content is not modified or edited. Pricefish may make available portions, rather than the whole, of the Content in connection with the Service. Pricefish may also include in the Service certain features, which are unsupported under Pricefish's then current technical documentation. Such features are provided "as is" and Merchant's use of them shall be undertaken solely at Merchant's own risk. Merchant agrees that Pricefish and its network service Merchants may cache the Content on Pricefish's servers and Merchant consents to such caching. Pricefish shall have the right to sublicense the rights set forth in this Section, in connection with any derivative site or distribution arrangement, provided that any sublicensees shall be subject to the same restrictions that apply to Pricefish with respect to the use of the Content. Notwithstanding anything to the contrary in this Agreement, Pricefish is not required to make any Content available through the Service, nor shall Pricefish have any liability to Merchant for using, modifying, or distributing out of date or incorrect Content, provided that any such use, modification, or distribution is in compliance with this Section.



7. **PUBLICITY.** Merchant agrees that Pricefish may use Merchant's name or screen shots (which may include Merchant's name and products) of the Service in presentations and marketing materials. If Merchant wishes to use Pricefish's trade names, trademarks, service marks, logos, domain names, and other distinctive brand features ("Brand Features"), Merchant may do so, so long as such use is in compliance with this Agreement and in compliance with Pricefish's then current Brand Feature use guidelines, and any content contained or referenced therein, which guidelines may be found at http://www.Pricefish.com/permissions/guidelines.html (or such other URL Pricefish may provide from time to time).

8. **REMOVAL OF LICENSED CONTENT**. If Pricefish is notified by Merchant or otherwise becomes aware that any portion of the Content: (i) violates the intellectual property right of any third party; (ii) violates any applicable law or is subject to an injunction; (iii) is libelous, defamatory or obscene; (iv) is being distributed by Merchant improperly; (v) violates Pricefish's Terms of Use; or (vi) may create liability for Pricefish or is otherwise inappropriate, all as determined solely by Pricefish, Pricefish may remove that portion of the Content from the Service, or take any other actions with respect to the Content that Pricefish believes are prudent or necessary, including termination of this Agreement. Any actions in accordance with this Section do not require notice and shall not create any liability between Merchant and Pricefish.

9. **TECHNICAL INFORMATION AND SUPPORT**. Merchant shall provide Pricefish with a technical contact that Pricefish can contact via phone or e-mail with questions regarding the Content. Merchant shall use commercially reasonable efforts to promptly respond to any Pricefish technical questions. Pricefish may remove Content from the Service, or take any other actions with respect to the Content that Pricefish believes are prudent or necessary, including termination of this Agreement, if, as determined solely by Pricefish, such Content does not conform to Pricefish's then-current specifications or such Content is disrupting Pricefish services.

10. **INTELLECTUAL PROPERTY & OWNERSHIP RIGHTS:** Each party represents and warrants that it owns all right, title and interest in its names, logos, trademarks, service marks, trade dress, copyrights and proprietary technology ("Intellectual Property") necessary to execute their respective obligations under this Agreement and has the right to grant the licenses specified in this Agreement. The parties represent and warrant that the use and license of the rights granted hereunder do not infringe upon any third party right including but not limited to intellectual property rights, proprietary rights, and contractual rights.

All content available on Pricefish.com, including site design, text, graphics, interfaces, and the selection of arrangements thereof is copyrighted by Pricefish.com, with all rights reserved, or is the property of Pricefish.com or third parties protected by intellectual property rights.


pricefish
There is nothing fishy about saving money!

You may download, view and print a single copy of any other content, solely for your personal and non-commercial purposes, subject to the restrictions set forth in this Agreement. All right, title, and interest in and to Pricefish.com, and any other content appearing on Pricefish.com, will remain the exclusive property of Pricefish.com and its licensors. Except as expressly permitted in this Agreement, you may not reproduce, modify or prepare derivative works based upon, distribute, sell, transfer, publicly display, publicly perform, transmit, or otherwise use Pricefish.com, or any other content appearing on Pricefish.com. You may not copy or modify the HTML code used to generate web pages on Pricefish.com. You may not use Pricefish.com, or any other content appearing on Pricefish.com, on or in connection with any other website, for any purpose.

Electronic Data Collection:
This license does not include and strictly prohibits: any resale of Pricefish.com, or its contents; any collection and use of any product listings, descriptions, or prices other than as expressly authorized herein; any derivative use of Pricefish.com or its contents; or any use of data mining, robots, spiders, web-crawlers or similar data gathering and extraction tools. The Site, including its operation, interface and contents, are covered by United States copyright laws and international laws and treaties, and may not be reproduced, duplicated, copied, sold, resold, visited, or otherwise exploited for any unauthorized commercial purpose without the express prior written consent of Pricefish.com. Any unauthorized use shall immediately terminate the licenses and rights granted by Pricefish.com and any Licensors hereunder, and may subject you to civil and/or criminal prosecution.

The parties shall retain all right, title and interest in their respective Intellectual Property including without limitation, those names, logos, trademarks, service marks, trade dress, copyrights and proprietary technology currently used or which may be developed and/or used by it in the future. Upon termination or expiration of this Agreement, the parties immediately will cease all display and use of the others Intellectual Property and will not thereafter use, advertise or display any Intellectual Property which is, or any part of which is, similar to or confusing with any Intellectual Property owned by the other.

DMCA Compliance
If you believe content on Pricefish.com infringes your copyright, you should send notice of copyright infringement to Pricefish.com's Copyright Agent. Your notice must meet the requirements of the Digital Millennium Copyright Act (as required under 17 U.S.C. §512) by providing the following information:

1. An identification of the copyrighted work claimed to have been infringed;
2. An identification of the material that you claim is infringing so that we may locate it on the site;
3. Your address, telephone number and email address ;
4. A statement by you that you have a good-faith belief that the disputed use is not authorized by the copyright owner, its agent or the law;



5. A statement by you that the above information in your notice is accurate, made under penalty of perjury, and that you are authorized to act on behalf of the owner of the copyright interest involved; and
6. Your signature.

The notice should be mailed to:
Pricefish.com
Attn: Copyright Agent
32 Broadway, Suite 310
New York, NY 10004
U.S.A.
Or via fax to: (212) 633-9996 (Attn: Copyright Agent)

Upon receipt of notice as described above, Pricefish.com will take whatever action, in its sole discretion, it deems appropriate, including removal of the challenged content from Pricefish.com.

Trademarks
Pricefish.com is not in a position to arbitrate trademark disputes between the advertisers on Pricefish.com and trademark owners. Accordingly, we encourage trademark owners to resolve their disputes directly with the advertisers, particularly because the advertisers may have similar advertisements on other sites.

11. TERM & TERMINATION: Either party may terminate this Agreement for uncured material breach or for any reason or convenience, in either case upon thirty (30) days prior notice, which notice shall be provided to the e-mail address provided by Merchant when registering to provide Pricefish with a data feed, if to Merchant, or to info@pricefish.com, if to Pricefish. This Agreement shall be binding upon the parties and their respective successors and assigns. The following provisions of this Agreement shall survive termination of this Agreement for any reason: Sections 3, 8 (last sentence), 10, 11, 12, 13, and 14.

12. INDEMNIFICATION: Merchant shall indemnify, defend and hold harmless Pricefish and its affiliates, shareholders, directors, officers, employees and agents, from any and all liability, damage, or expense (including reasonable attorneys' fees) that may arise out of any claim or suit brought by a third party against Pricefish, arising out of products and services sold or offered by Merchant, or arising out of a breach, or alleged breach, of any of Merchant's representations, warranties or obligations herein, on Merchant's web site, including but not limited to (a) any infringement claim asserted by a third party resulting from Pricefish or its affiliate's use of Merchant's Intellectual Property as provided for under this Agreement, (b) a claim by any third party that any product listed by Merchant on Pricefish.com was created, obtained or sold by any party in violation of any federal, state or local law or regulation, or (c) Merchant's refusal to honor terms set forth on Pricefish.com.


pricefish

Pricefish shall indemnify, defend and hold harmless Merchant and its affiliates, directors, officers, employees and agents, from and against any and all liability, claim, loss, damage, injury or expense (including reasonable attorneys' fees) brought by a third party, arising out of a breach, or alleged breach, of any of Pricefish's representations, warranties or obligations herein.

13. DISCLAIMER OF WARRANTY: PRICEFISH.COM AND MERCHANT'S WEB SITE ARE PROVIDED ON AN "AS IS" BASIS WITHOUT WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, WARRANTIES OF TITLE OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY DIRECT, INDIRECT, EXEMPLARY, SPECIAL, CONSEQUENTIAL PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER SUCH DAMAGES ARE ALLEGED IN TORT, CONTRACT OR INDEMNITY.

14. LIMITATION OF LIABILITY: PRICEFISH'S TOTAL LIABILITY TO MERCHANT FOR ANY AND ALL LOSSES AND DAMAGES ARISING OUT OF ANY CAUSE WHATSOEVER UNDER ANY THEORY OF CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY SHALL BE LIMITED TO THE AMOUNTS PAID BY MERCHANT TO PRICEFISH UNDER THIS AGREEMENT.

Disclaimer of Agency
This Agreement does not create any agency, partnership, joint venture, employment or franchise relationship. Because you are not an employee, minimum wage laws do not apply to your relationship with Pricefish.com. Our failure to act in a particular circumstance does not waive our right to act with respect to that or other circumstances. We shall be excused for any problem due to a factor beyond our control. If any provision of this Agreement is held invalid or unenforceable by a court of competent jurisdiction, the remaining provisions of the Agreement will remain in full force and effect, and the provision affected will be construed so as to be enforceable to the maximum extent permissible by law. Any waiver of any provision of this Agreement will be effective only if in writing and signed Pricefish.com.

15. AUDIT: Pricefish shall have the sole responsibility for calculation of statistics and reporting, which may include IP address, URL and numbers of each Click-Thru. In the event that Merchant disagrees with any such calculation, a written request should be sent within five days of Invoice date to Pricefish. Merchant shall be responsible for payment of the entire invoice while Pricefish conducts the internal audit. Pricefish will provide Merchant with the results of the audit, which shall be final and binding on the parties. In the event that a Click-Thru discrepancy is discovered, Pricefish will issue an adjusted invoice to Merchant.



16. FORCE MAJEURE: Neither party shall be liable to the other party in any manner to the extent its performance is delayed or adversely affected by any event or cause beyond such party's reasonable control, including but not limited to fire, explosion, storm, flood, electrical blackout, heat or cold, war, rebellion, riot, strike, breakdown, or accident to machinery, internet failure, or compliance with the order of any governmental authority. Upon the occurrence of any such event, the party suffering such force majeure contingency shall be excused from performance hereunder to the extent caused by such contingency. The party claiming relief under this provision shall promptly notify the other party in writing, giving the particulars of the cause or causes relied upon, and shall also give prompt written notice of the cessation of such cause or causes. The party claiming force majeure shall exercise due diligence in undertaking to remedy the cause(s) constituting the basis thereof.

17. INJUNCTIVE RELIEF: The parties hereto acknowledge and agree that an actual or threatened violation by a party (the "Breaching Party") of the covenants contained in Sections 5 or 6 of this Agreement will cause the other party (the "Non-Breaching Party") immediate and irreparable harm, damage and injury which cannot be fully compensated by an award of damages or other remedies at law. Accordingly, the parties hereto agree that in the event of an actual or threatened violation of Sections 5 or 6 of this Agreement by the Breaching Party, the Non-Breaching Party shall be entitled, as a matter of right, to an injunction from any court of competent jurisdiction restraining any further violation by the Breaching Party of this Agreement, such right to an injunction shall be cumulative and in addition to, and not in limitation of any rights and remedies that the Non-Breaching Party may have, at law or in equity.

18. ASSIGNMENT: Merchant shall not have the right to assign its rights and obligations arising under this Agreement without the consent of the Pricefish, and any attempt by Merchant to assign its rights and obligations arising under this Agreement, without the consent of Pricefish shall be null and void. Pricefish may freely assign its rights and obligations arising under this Agreement to a third party upon prior notice to Merchant.

19. NOTICES: All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by certified mail, return receipt requested or by reputable overnight delivery service providing delivery receipts or via electronic mail to the parties at the address or website, as the case may be, first set forth above, or at such other addresses as shall be specified by the parties by like notice.

20. INTERPRETATION: In all references herein to any parties, persons, entities or corporations, the use of any particular gender or the plural or singular number is intended to include the appropriate gender and number as the text of the Agreement may require. The captions used herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.



21. **SEPARABILITY:** The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

22. **PARTIES IN INTEREST:** This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their successors and assigns.

23. **AMENDMENT:** This Agreement may not be amended except by an instrument signed in writing on behalf of each of the parties hereto.

24. **ENTIRE AGREEMENT:** This Agreement constitutes the entire agreement between the parties hereto and supersedes all other agreements, written and oral, among the parties or any of them with respect to the subject matter hereof.

25. **GOVERNING LAW; CONSENT TO JURISDICTION:** This Agreement, the legal relations between the parties and any action, whether contractual or non-contractual, instituted by any party with respect to matters arising under or growing out of or in connection with or in respect of this Agreement shall be governed by and construed in accordance with the Laws of the State of New York applicable to contracts made and performed in such State. Each party to this Agreement, by its execution hereof, (a) hereby irrevocably submits to the exclusive jurisdiction of the Federal and State courts of the State of New York located in The City of New York for the purpose of any action arising out of or based upon this Agreement or relating to the subject matter hereof, (b) hereby waives, to the extent not prohibited by applicable law, and agrees not to assert by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action brought in one of the above-named courts may be removed to any other court, should be dismissed on grounds of *forum non conveniens*, should be transferred to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (c) hereby agrees not to commence any action arising out of or based upon this Agreement or relating to the subject matter hereof other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action to any court other than one of the above-named courts whether on the grounds of *forum non conveniens* or otherwise. Each party hereby (i) consents to service of process in any such action in any manner permitted by law of the State of New York; (ii) agrees that service of process made in accordance with clause (i) (including, without limitation, service made by registered or certified mail, return receipt requested, at its address specified pursuant to the Section for Notices below) is reasonably calculated to give actual notice of any such action; and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clause (i) of this Paragraph does not constitute good and sufficient service of process.



26. ARBITRATION: Except with respect to the provisions of Sections 5 or 6 of this Agreement, any claim or dispute arising between or among the parties with respect to this Agreement, its interpretation or effect, or their respective duties or responsibilities hereunder, shall be submitted to arbitration, which shall be binding upon all parties having an interest in the dispute. Arbitration shall be conducted by a single arbitrator (the "Arbiter") chosen and acting in accordance with the Rules of the American Arbitration Association respecting commercial disputes ("AAA"). The Arbiter shall apply the substantive law of New York, and may award injunctive relief or any other remedy available from a judge, including attorney fees and costs to the prevailing party. Unless the parties to the arbitration shall agree otherwise, the arbitration proceeding shall take place in New York County, New York or if the AAA shall have no arbitration facilities in New York County, New York, in the county closest to New York County, New York where the AAA has arbitration facilities. The Arbiter shall render written findings of fact and conclusions of law. There shall be no substantive motions or discovery, except the Arbiter shall authorize such discovery as may be necessary to insure a fair private hearing, which shall be held within One Hundred Twenty (120) days of the demand for arbitration. There shall be no award of travel, meals or lodging expenses to any party, its attorney(s) or witness(es). Judicial review of the Arbiter's award may be sought only upon the grounds of fraud, corruption, misconduct, or erroneous conclusions of law. The decision of the Arbiter shall be enforceable in any court of competent jurisdiction. Service of the Petition to Confirm Arbitration and the written notice of the time and place of hearing on the Petition to Confirm the award of the Arbiter shall be made in the manner provided in this Agreement with respect to all notices.

27. ATTORNEYS FEES TO PREVAILING PARTY: If any legal action or arbitration or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys' fees and other costs incurred in that proceeding, in addition to any other relief to which it may be entitled.

28. HEADINGS: Headings of the Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

29. FURTHER ASSURANCES: In connection with the transactions contemplated under this Agreement the parties agree to cooperate fully with each other in furtherance of the consummation of this Agreement, and to execute and deliver such further instruments or take such further actions as may be reasonably necessary and proper to effectuate and carry out the transactions contemplated hereunder.

EXHIBIT 7.1

SERVICE PROVIDER AGREEMENTS

HC Intermedia Holdings

Statement of Work

Statement Of Work #: 2007-Pricefish-001

This Statement of Work ("SOW") describes the terms and deliverables to be performed by InterMedia Holding, Inc. with offices at 350 Jericho Turnpike, Suite 206, Jericho, NY 11753 ("InterMedia") and Pricefish, Inc. with office at 32 Broadway, Suite 310, New York, NY 10004 ("Pricefish"). Work performed under this SOW will be conducted in accordance with and be subject to the terms and conditions of this SOW.

This SOW shall serve as both Proposal and SOW for the Search Engine Optimization and Internet Marketing Project for Pricefish.com ("Project").

1. SCOPE OF WORK

InterMedia will perform a Search Engine Optimization and Internet Marketing consulting with a set of fixed deliverables as described in Section 2 herein.

Project also has ongoing services and maintenance components to be delivered by InterMedia.

2. DESCRIPTION OF DELIVERABLES AND SERVICES

a. Undertake an initial site audit of Pricefish.com.
b. Assist with selection the ten most relevant global keywords/key phases for the website
c. Propose a list of on-page keywords
d. Suggest a naming convention for all product pages
e. Suggest a naming convention for all titles of product pages
f. Suggest internal linking structure modifications
g. Suggest on-page copy changes to make the site/page more search engine friendly
h. All of these deliverables will be performed using InterMedia's proprietary tools. Project deliverables will be provided in electronic format.
i. Implement all recommendation if 2.b through 2.g herein
j. Design and implement a long-tail paid search campaign targeted at Google.com search engine.
k. Maintain and adjust all campaigns, as needed to achieve results, on a monthly basis.

HC Intermedia Holdings

3. SCHEDULE:
    a. InterMedia expects, but cannot guarantee, that work will commence within ten (10) business days ("Start Date") of receiving and accepting;
        i. An executed copy of this SOW
        ii. Payment as described in Section 5 herein
    b. InterMedia estimates that the initial Project deliverables will be complete within three (3) week of Start Date
    c. Once recommendations are implemented InterMedia will provide ongoing consulting on a monthly basis

4. PRICING AND PAYMENT TERMS: Pricefish agrees to pay InterMedia a $10,000 monthly fee, in advance, for work under this SOW. This fee is exclusive of any media charges, which will be billed separately.

5. CANCELLATION: This agreement may be cancelled by either party for any reason with thirty (30) days prior written notice.

Agreed to:	Agreed to:
InterMedia Holdings, Inc.	Pricefish, Inc.
Signed:	Signed:
By: Gene Waxman	By: Mark Dresner
Title: President	Title: President
Date: June 6, 2007	Date: June 6, 2007

EXHIBIT 8.1

CONVERSION NOTIFICATION TO SHAREHOLDERS

&

SAMPLE CONVERTIBLE NOTE ISSUED 2005

THIS CONVERTIBLE PROMISSORY NOTE AND THE SECURITIES THAT MAY BE ACQUIRED PURSUANT TO THIS CONVERTIBLE PROMISSORY NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THIS CONVERTIBLE PROMISSORY NOTE AND SUCH OTHER SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF A REGISTRATION STATEMENT AND LISTING APPLICATION IN EFFECT WITH RESPECT TO THIS CONVERTIBLE PROMISSORY NOTE OR SUCH OTHER SECURITIES UNDER THE SECURITIES ACT AND ANY OTHER APPLICABLE SECURITIES LAW, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION AND LISTING NOT REQUIRED PURSUANT TO A VALID EXEMPTION THEREFROM UNDER THE SECURITIES ACT AND THE APPLICABLE SECURITIES LAW OF ANY STATE OR OTHER JURISDICTION.

PRICEFISH CONVERTIBLE PROMISSORY NOTE

US $ ____________________ As of ____________________

FOR VALUE RECEIVED, **Pricefish, Inc.**, a New York corporation (the "Company"), having an address of 32 Broadway, Suite 310, New York, New York 10004, hereby promises to pay to the order of

____________________________________ (the "Holder"), the aggregate principal amount ("Principal") of

____________________________________, together with interest on the unpaid principal amount hereof, upon the terms and conditions hereinafter set forth.

1. Payment Terms. The Company promises to pay to Holder the balance of Principal, together with accrued and unpaid interest, on ____________________________________, unless this Note is earlier prepaid as herein provided or earlier converted into Common Stock (as hereinafter defined) of the Company pursuant to Section 3 hereof. All payments hereunder shall be made in lawful money of the United States of America. Payment shall be credited first to the accrued interest then due and payable and the remainder to Principal.

2. Interest. Interest on the outstanding portion of Principal of this Note shall accrue at a rate of eight percent (8%) per annum. All computations of interest shall be made on the basis of a 365-day year for actual days elapsed. Such interest shall be paid in arrears on the last business day of each successive one year anniversary of the date of this Note.

3. Conversion of this Note.

   a. Automatic Conversion. This Note shall automatically be converted into shares of the Company's common stock ("Common Stock") at the Note Conversion Rate (hereinafter defined) one day prior to the Company filing (by Regulation A offering, registered offering or C-211 filing) for it's Common Stock to trade on the Pink Sheets, OTCBB, NASDAQ or other exchange (an "Exchange"), or one day prior to the Company merging or otherwise combining with a company that has securities which trade on an Exchange ("Conversion Date"). On the Conversion Date the Note shall automatically be converted into Common Stock of the Company at a rate of each one-dollar of Principal to convert to one and one-quarter (1.25) shares of Common Stock based on twenty-five (25) million total shares issued post conversion. ("Note Conversion Rate").

   b. Mechanics of Automatic Conversion. Upon the occurrence of the event specified in Section 3(a) above, this Note shall be converted into Common Stock automatically without any further action by Holder; provided, however, that the Company shall not be obligated to issue a certificate or certificates evidencing the shares of Common Stock issuable upon such conversion of this Note ("Conversion Shares") unless the original of this Note is delivered to the Company, or Holder

notifies the Company in writing that such original of this Note has been lost, stolen or destroyed, and Holder executes an agreement satisfactory to the Company to, among other things, indemnify the Company from any loss incurred by the Company in connection with such original of this Note. Upon surrender by Holder to the Company of the original of this Note at the office of the Company, there shall be issued and delivered to Holder promptly at such office and in Holder's name as shown on the original of this Note, a certificate or certificates for the applicable number of Conversion Shares on the date on which such automatic conversion is deemed to have occurred.

c. Conversion Calculations: No Fractional Shares. Conversion calculations pursuant to this Section 3 shall be rounded to the nearest whole share of Common Stock, and no fractional shares shall be issuable by the Company upon conversion of this Note. Conversion of this Note shall be deemed payment in full of this Note and this Note shall thereupon be cancelled.

4. Subordination. The indebtedness evidenced hereby is subordinate in right of payment to all existing and future bank indebtedness, including lease and equipment finance obligations. The indebtedness represented hereby is senior in right of payment to all classes and series of the Company's capital stock. The indebtedness represented hereby is pari passu with any and all convertible debt securities issued by the Company.

5. Representations and Warranties of the Company. The Company represents and warrants to Holder as follows:

a. The execution and delivery by the Company of this Note (i) are within the Company's corporate power and authority, and (ii) have been duly authorized by all necessary corporate action.

b. This Note is a legally binding obligation of the Company, enforceable against the Company in accordance with the terms hereof, except to the extent that (i) such enforceability is limited by bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting generally the enforcement of creditors' rights and (ii) the availability of the remedy of specific performance or in injunctive or other equitable relief is subject to the discretion of the court before which any proceeding therefore may be brought.

6. Representations, Warranties and Covenants of Holder. Holder represents and warrants to the Company, and agrees, as follows:

a. This Note and any Conversion Shares issuable upon conversion of this Note are being acquired by Holder for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof.

b. Holder is an "accredited investor" within the meaning of Rule 501 under the Securities Act.

c. Holder has sufficient knowledge and experience in financial and business matters and is capable of evaluating the risks and merits of Holder's investment in the Company; Holder believes that Holder has received or had access to all information Holder considers necessary or appropriate to make an informed investment decision with respect to this Note; and Holder is able financially to bear the risk of losing Holder's full investment in this Note.

d. Holder understands that this Note and any Conversion Shares have not been registered under the Securities Act or registered or qualified under any the securities laws of any state or other jurisdiction, are "restricted securities," and cannot be resold or otherwise transferred unless they are registered under the Securities Act, and registered or qualified under any other applicable securities laws, or an exemption from such registration and qualification is available. Prior to any proposed transfer of this Note or any Conversion Shares, Holder shall, among other things, give written notice to the Company of its intention to effect such transfer, identifying the transferee and describing the manner of the proposed transfer and, if requested by the Company, accompanied by (i) investment representations by the transferee similar to those made by Holder in this Section 6

and (ii) an opinion of counsel satisfactory to the Company to the effect that the proposed transfer may be effected without registration under the Securities Act and without registration or qualification under applicable state or other securities laws. Each certificate for any Conversion Shares shall bear a legend to the foregoing effect.

7. Use of Proceeds. The proceeds received by the Company from the sale of this Note shall be used by the Company for working capital or other general corporate purposes.

8. No Waiver in Certain Circumstances and Waiver. No course of dealing of Holder nor any failure or delay by Holder to exercise any right, power or privilege under this Note shall operate as a waiver hereunder and any single or partial exercise of any such right, power or privilege shall not preclude any later exercise thereof or any exercise of any other right, power or privilege hereunder. In the event Holder has not demanded in writing the repayment of this Note prior to the Conversion Date the Holder waives any default by the Company, which occurred on or prior to the Conversion Date or is continuing as of the Conversion Date.

9. Certain Waivers by the Company. Except as expressly provided otherwise in this Note, the Company and every endorser or guarantor, if any, of this Note waive presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note, and assent to any extension or postponement of the time of payment or any other indulgence, to any substitution, exchange or release of collateral available to Holder, if any, and to the addition or release of any other party or person primarily or secondarily liable.

10. No Unlawful Interest. Notwithstanding anything herein to the contrary, payment of any interest or other amount hereunder shall not be required if such payment would be unlawful. In any such event, this Note shall automatically be deemed amended so that interest charges and all other payments required hereunder, individually and in the aggregate, shall be equal to but not greater than the maximum permitted by law.

11. Miscellaneous. No modification, rescission, waiver, forbearance, release or amendment of any provision of this Note shall be made, except by a written agreement duly executed by the Company and Holder. This Note may not be assigned by Holder without the prior written consent of the Company. The Company and Holder each hereby submits to personal jurisdiction in the State of New York, consents to the jurisdiction of any competent state or federal district court sitting in the City or County of Nassau County, New York, and waives any and all rights to raise lack of personal jurisdiction as a defense in any action, suit or proceeding in connection with this Note or any related matter. This Note shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York, without reference to conflicts of law provisions of such state.

IN WITNESS WHEREOF, the undersigned have caused this Convertible Promissory Note to be executed and delivered by a duly authorized officer as of the date first above written.

Pricefish, Inc.

By: ______________________
Name: Mark Dresner
Title: Chief Executive Officer


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

John Anderson
3309 Menlo Avenue
Cincinnati, OH 45208

Dear John,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $15,000 has been converted into 18,750 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Mark Bonenfant
87 Windswept Way
Mission Viejo, CA 92692

Dear Mark,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $25,000 has been converted into 31,250 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Joseph Casey
699 Main Street
Ashby, MA 01431

Dear Joseph,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $50,000 has been converted into 62,500 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Jack Casey
C/o John Fedders, Esquire
1914 Sunderland Place, N.W.
Washington, DC 20036-1608

Dear Jack,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $800,000 has been converted into 1,000,000 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Dianne M. Casey
14 Britton Lane
Durham, NH 03824

Dear Dianne,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $50,000 has been converted into 62,500 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Richard R. Casey
12 Sylvan Circle
Lynnfield, MA 01940-1535

Dear Richard,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $50,000 has been converted into 62,500 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

William H. Casey
20 Yale Road
Hopkinton, MA 01748

Dear William,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $50,000 has been converted into 62,500 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Richard E. Christ
3712 Ivanhoe Lane
Alexandria, VA 22310

Dear Dick,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $150,000 has been converted into 187,500 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Mark Aaron Crook
677 Spartanburg Hwy.
Suite 107
Henersonville, NC 28792

Dear Mark,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $25,000 has been converted into 31,250 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Jonathan Durst
The Durst Organization
1155 Avenue of the Americas
9th Floor
New York, NY 10036

Dear Jody,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $500,000 has been converted into 625,000 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Lloyd Enke
438 Camino Del Rio S.
Suite 101
San Diego, CA 92108-3546

Dear Lloyd,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $25,000 has been converted into 31,250 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Brad Ervin
Showcase Builders
16026 Lakeshore Drive
Eden Prairie, MN 55347

Dear Brad,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $100,000 has been converted into 125,000 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Janet Fischer
1120 E. Huffman Rd #207
Anchorage, AK 99515

Dear Janet,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $25,000 has been converted into 31,250 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Robert Flagler
2234 Via Espada
Pleasanton, CA 94566

Dear Robert,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $25,000 has been converted into 31,250 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Gautam Gopalani
39-40 30th Street
Long Island City, NY 1111

Dear Gary,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $25,000 has been converted into 31,250 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Robert Groff
36 Thor Solberg Road
Whitehouse Station, NJ 08889

Dear Robert,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $25,000 has been converted into 31,250 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Robert Harris
8481 Ridge Rd.
Gasport NY 14067

Dear Robert,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $30,000 has been converted into 37,500 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Richard Le Vien
9 Soma Place
Farmingdale, NY 11735

Dear Richard,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $100,000 has been converted into 125,000 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Merle and Barbara Lewis
10 Melrose Drive
Pinehurst, NC 28374

Dear Barbara and Merle,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $50,000 has been converted into 62,500 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Edward Mizelle
720 East 46th Street
Savannah, GA 31405

Dear Edward,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $12,500 has been converted into 15,625 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Bill Remley
7007 Duffield Drive
Dallas, TX 75248

Dear Bill,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $10,000 has been converted into 12,500 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Jerry Robertson
3507 Orange Street
Norfolk, VA 23513

Dear Jerry,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $25,000 has been converted into 31,250 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Stephen Schmedtje
462 Walnut Street
New Orleans, LA 701183

Dear Stephen,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $100,000 has been converted into 125,000 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Peter J. Scribner
6551 Warner Ave
Apt 107
Huntington Beach, CA 92647

Dear Peter,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $25,000 has been converted into 31,250 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Brian Sheaffer
3650 Chamlin Drive
Morris, IL 60450

Dear Brian,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $30,000 has been converted into 37,500 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Dharminder Sinha
39-40-30th Street
Long Island City, NY 11101

Dear Andy,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $25,000 has been converted into 31,250 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Douglas L. Stinson
Deborah W. Stinson
1775 Kelly Mill Road
Cumming, GA 30040

Dear Deborah and Douglas,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $100,000 has been converted into 125,000 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Christina Terranova
364 Canterbury Drive
Ramsey, NJ 07446-2509

Dear Chris,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $75,000 has been converted into 93,750 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Augustine J. Thomas
239 East 86th Street
Brooklyn, NY 11236

Dear Gus,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $10,000 has been converted into 12,500 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Michael Werner
12291 Fieldcrest Lane
Ashland, VA 23005-7868

Dear Michael,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $12,000 has been converted into 15,000 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President


pricefish.com
There is nothing fishy about saving money!

September 17, 2007

Jill & Tyrone Wong
3316 Vancouver Drive
Modesto, CA 95355

Dear Jill and Tyrone,

Pricefish is in the final stages of filing to become a publicly trading company. If you are like many investors – in ANY company – this is very exciting news.

Here's specifically what we are doing and exactly where we are.

The Company is in the process of completing a registration statement under Regulation A using Form 1-A and plans to file this statement with the Securities and Exchange Commission (SEC). At the same time the Company is ready to apply with the NASD to have its Common Stock listed for trading on the Pink Sheets.

This process does two things. First it allows the Company to offer stock to new investors to finance growth and expansion. Secondly it enables the Company's shares to trade in a public market – ultimately giving investors liquidity.

We plan to file with both the SEC and NASD shortly.

As part of this process your Convertible Note has automatically been converted, according to the terms of your investment, into Common Stock of Pricefish as of June 30, 2007.

Your investment of $25,000 has been converted into 31,250 of Common Stock in Pricefish. You do not have to take any action – the conversion is totally automatic, "paperless" and has been handled by the Company.

We will be sharing further updates and information as we move forward in the filing process.

Please feel free to call or email me with any questions you may have.

Sincerely,

Mark Dresner
President


END

Pricefish, Inc.
32 Broadway • Suite 310 • New York • New York 10004
212-633-9995 • 212-633-9996 (FAX) • www.Pricefish.com